
05066640


SEP 1 9 2005

1-4389





Applera is **advancing science** **and touching lives** through its complementary businesses. The application of our unique technologies to address some of society's greatest needs in and beyond health care has only just begun. We are working with partners and collaborators to fulfill a common mission: to understand and apply the power of biology to improve the human condition.

consists of the following businesses:

Applied Biosystems

Applied Biosystems serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

Celera Genomics

Celera Genomics is discovering and developing targeted therapeutics for cancer, autoimmune and inflammatory diseases. Celera is leveraging proteomics, bioinformatics, and genomics to identify and validate drug targets and to discover and develop small molecule therapeutics. It intends to advance therapeutic antibody and other selected programs through strategic collaborations.

Celera Diagnostics

Celera Diagnostics, *a joint venture between Applied Biosystems and Celera Genomics*, focuses on discovering markers for disease and configuring these into new gene and protein-based diagnostic tests to predict, characterize, monitor and select therapy for cardiovascular disease, auto-immunity, central nervous system disorders, liver disease, and cancer.

Applera Corporation has two classes of common stock. Applera Corporation — Applied Biosystems Group Common Stock is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation — Celera Genomics Group Common Stock is listed on the New York Stock Exchange under the ticker symbol [illegible] and is intended to reflect the relative performance of the Celera Genomics group. Holders of Applera-Applied Biosystems and Applera-Celera Genomics stock are stockholders of a single company, Applera Corporation.



DEAR STOCKHOLDERS, From biosecurity to cancer diagnosis, the molecular analysis technologies in which Applera is a global leader are expanding beyond their traditional applications in biological research. This expansion, a trend for which we have been planning for several years, is bringing new products and insights to bear on some of society's most vexing problems, while providing new avenues to increase value for Applera stockholders.

In this annual report, we highlight ways in which Applera technologies are helping to advance science and touch lives. Consider the following examples from fiscal 2005:



Tony L. White
Chairman, President and
Chief Executive Officer

- Celera Genomics used its powerful proteomics discovery platform to discover and validate additional novel targets for potential cancer drugs, and moved its lead oncology drug candidate into Phase I clinical trials.
- Celera Diagnostics published promising findings from its genetic discoveries program in cardiovascular disease, progressive liver disease, autoimmune disease, and breast cancer. These discoveries, including genetic risk for disease or likelihood of drug response, may help in the development of new targeted diagnostics and therapeutics.
- Applied Biosystems provided customers with innovative products, including reagents employed by the United States Postal Service to detect weapons-grade anthrax spores and four new mass spectrometers introduced to proteomics and pharmaceutical customers for facilitating the evaluation of proteins and drug metabolism and toxicity.

Discoveries enabled by Applied Biosystems and being made at Celera Genomics and Celera Diagnostics could lead to "smarter" methods of preventing, diagnosing, monitoring and treating major diseases. Central to our work is our vision of Targeted Medicine, in which diagnostic tests are paired with targeted therapeutics to improve patient outcomes – an approach based on our growing understanding of human biology and the relationship between human genetic variation and disease. In another example of how we are moving Applera technologies beyond the research lab, Applied Biosystems has formed an Applied Markets division to focus dedicated resources on emerging opportunities such as biosecurity and quality and safety testing, in addition to forensic DNA analysis, an application of DNA sequencing technology where Applied Biosystems is already the market leader. We believe the expansion of our technologies to new markets is key to Applera's ongoing leadership and success.

Celera Genomics Highlights

- Used its powerful proteomic discovery platform to identify and validate, to date, 27 drug targets and an additional 125 potential targets in major cancer types.
- Initiated new small molecule drug discovery and development programs in rheumatoid arthritis and psoriasis against targets identified by Celera Diagnostics.
- Moved its lead oncology drug candidate into Phase I clinical trials; advanced preclinical development programs in allergic asthma, thrombotic disorders, and cancer.
- Exited its Online/Information business in order to concentrate on drug discovery and development.
- Entered fiscal 2006 with cash and short-term securities resources of $668 million.

CELERA GENOMICS is creating value by advancing its proteomics and small molecule drug discovery and development programs. The proteomics-based target discovery program has been highly productive. Initially focused on identifying cell surface proteins associated with cancer, this platform is now also being used to discover proteins that are shed or secreted from tumor cells. These shed or secreted proteins are being evaluated as another source of targets for cancer drugs that could be developed internally or through new external alliances. They could also enable the development of diagnostic and pharmacogenomic markers.

Current proteomics-based collaborations with Abbott Laboratories and Seattle Genetics are aimed at creating new targeted cancer therapeutics from validated targets supplied by Celera Genomics. Seattle Genetics selected one, and Abbott selected two Celera-identified antigen targets for further investigation. In addition, Genentech initiated an agreement to develop antibody, protein or small molecule cancer drugs against therapeutic targets licensed from Celera Genomics. These therapeutic alliances, along with a collaboration with General Electric to develop diagnostic imaging agents, serve to diversify risk and broaden opportunities for potential downstream value for Celera Genomics.

In the small molecule area, Celera Genomics has recently initiated Phase I clinical trials for its novel HDAC inhibitor. This achievement points to the maturation of Celera's small molecule capability to the point where new opportunities for partnering and value creation are under consideration. Celera Genomics' pipeline includes compounds in preclinical development for the treatment of allergic asthma, psoriasis, rheumatoid arthritis, thrombotic disorders, and for a number of cancer targets. In addition, Celera Genomics is working closely with Celera Diagnostics to advance programs in psoriasis and rheumatoid arthritis and to couple its drug candidates with diagnostic assays that could predict patient outcome.

By the end of fiscal 2005, Celera Genomics substantially discontinued its Online/Information business in order to concentrate on drug discovery and development. With cash resources and short-term securities of $668 million as Celera Genomics began fiscal 2006, it intends to focus its efforts on its most promising opportunities while carefully managing its use of cash by seeking partners for selected assets. Celera Genomics has the staying power to leverage its most promising assets and create additional value for stockholders.

CELERA DIAGNOSTICS HIGHLIGHTS

- Increased by 34 percent end-user sales of products sold through its alliance with Abbott, including hepatitis C ASRs and the ViroSeq™ HIV-1 Genotyping System.
- Abbott introduced CE-marked HIV-1 and HCV viral load tests in Europe to run on the Abbott *m*2000™ system, an automated *in vitro* molecular diagnostic real-time PCR system, developed in partnership with Celera Diagnostics.
- Conducted medical utility studies of genetic markers for breast cancer metastasis, rheumatoid arthritis, progressive liver disease, and cardiovascular disease.
- Began development of an improved assay for Fragile X, the leading cause of inherited mental retardation.

CELERA DIAGNOSTICS is moving its discoveries toward the market while continuing its positive business performance. With its collaborators and clinical partners, in fiscal 2005 Celera Diagnostics conducted several medical utility studies demonstrating the potential usefulness of its novel genetic markers to predict disease risk or progression and response to therapy. Findings in probable risks for myocardial infarction and breast cancer metastasis are particularly promising and are being prepared by collaborators for publication. At the same time, Celera Diagnostics is transferring technology related to these markers to its clinical laboratory partners for potential commercialization. In addition, Celera Diagnostics scientists have identified markers that may help pinpoint individuals most likely to benefit from statin therapy. Discoveries such as these could potentially benefit countless patients.

In fiscal 2005, Celera Diagnostics continued to report strong sales growth and a trend toward profitability. Total end-user sales for all products sold through its strategic alliance with Abbott Laboratories increased 34 percent to $61.7 million. This increase was due to increased sales of analyte specific reagents (ASRs) for hepatitis C virus genotyping and viral load, HLA products, and our FDA-cleared ViroSeq™ HIV-1 Genotyping System. Importantly, net losses at Celera Diagnostics declined to $29.9 million in fiscal 2005 from $42 million in fiscal 2004, while cash used in the business dropped to $32.1 million from $43.3 million.

In fiscal 2006, Celera Diagnostics anticipates further increases in sales from products offered through the Abbott alliance. New products are expected to include analyte specific reagents for detecting mutations that have been associated with Fragile X, the leading cause of mental retardation in children. Additionally, Abbott has recently introduced a new *in vitro* diagnostic system, the Abbott *m*2000™ system, developed with real-time PCR technology from Applied Biosystems. Infectious disease assays developed by Celera Diagnostics and Abbott that run on this novel system have received regulatory clearance in Europe. On pages 6 and 7, Kathy Ordoñez, President of Celera Genomics and Celera Diagnostics, discusses these businesses in greater detail.

APPLIED BIOSYSTEMS generated earnings before interest and taxes of $283.3 million during fiscal 2005, a 24 percent increase over the prior year. Higher profits and careful working capital management contributed to $334 million in operating cash flow. These results were achieved on a 3 percent increase in revenues. Cathy Burzik, president of Applied Biosystems, comments in more detail on Applied Biosystems' 2005 performance, 2006 priorities, and strategies for growth on pages 12 and 13.

Applied Biosystems Highlights

- Increased earnings before interest and taxes by 24 percent compared to the prior year, while revenues increased 3 percent, and generated $334 million in operating cash flow.
- Completed its transition to a divisional organizational structure; increased operational efficiency; recruited key senior executives from the medical technology field.
- Introduced the popular 3130 line of Genetic Analyzers that target the growing low-to medium-throughput segment of the sequencing market.
- Launched four new mass spectrometry systems with increased sensitivity for the pharmaceutical analysis, clinical research, proteomics, food and beverage, environmental, and forensic markets.

Applied Biosystems and other providers of life science technology continue to face a dynamic business environment that offers both challenges and opportunities. Academic researchers are experiencing no-growth to low-growth budgets in the U.S., Western Europe, and Japan, as governments confront other budget priorities. Conversely, U.S. funding related to biothreat detection and forensic DNA science is rising rapidly, as is demand, particularly outside the U.S., for more sensitive and faster detection technologies for food safety and water quality testing. In the pharmaceutical industry, research and development spending, while increasing at single-digit rates, is constrained by slowing sales growth due to patent expirations and a dearth of new drugs. On the other hand, there is increasing interest from both the academic and pharmaceutical sectors in what is known as medical sequencing or resequencing – an application aimed at identifying genetic variation patterns relative to disease states, with the goal of better matching drugs to individual genetic makeup. In support of this and other targeted medicine approaches, in 2004 the U.S. Food and Drug Administration published pharmacogenomic guidelines for use in drug development.

The number-one goal for Applied Biosystems is to achieve stronger revenue growth, while increasing earnings at a commensurate or higher rate. To that end, the Group is making considerable progress implementing the following priority initiatives:

- The new divisional organizational structure adopted at the beginning of fiscal 2005 is providing better transparency about market trends and opportunities, clearer resource allocation, and better accountability. Each of the four new divisions has profit and loss responsibility and dedicated sales, R&D, manufacturing and marketing teams. A number of management appointments and changes were made in support of the new structure.
- The R&D portfolio has been realigned with a mixture of near- and longer-term investments. A noteworthy change in fiscal 2005 was the integration of the Group's MALDI TOF product line into the Applied Biosystems/MDS Sciex instruments joint venture with MDS Inc. The R&D alignment should improve efficiency and quality and lead to lower reported R&D spending as a percent of sales in fiscal 2006.

- Increasing sales of consumable products for gene expression, genotyping and other molecular biology applications is a strategic priority, and the North American field sales and service organization is being expanded to support this initiative.

- Business re-engineering programs new to Applied Biosystems are increasing operational efficiency and quality. Process Excellence techniques such as lean manufacturing and Six Sigma are eliminating unnecessary costs and process variability. The product commercialization process has been redesigned for faster cycle time and a sharpened focus on customer and market needs.

- Applied Biosystems will manage an expanded licensing program in core and real-time PCR reagents that should substantially mitigate the expiration of foundational PCR patents in fiscal years 2005-2006. Agreement on such a licensing program was a key element of the May 2005 settlement with Hoffmann-La Roche Ltd. resolving litigation and arbitration over the rights to and commercialization of core and real-time PCR.

- Beyond actions to drive higher organic growth, Applied Biosystems is evaluating external opportunities including collaborations and acquisitions to augment the Group's product portfolio and market presence. Applied Biosystems has many assets to leverage via external initiatives, including the breadth and depth of its scientific knowledge, strong channel relationships, a respected brand, and a balance sheet with $756 million in cash and cash equivalents and zero debt at the start of fiscal 2006.

The accomplishments of the Applera businesses in fiscal 2005 accelerated momentum toward our goals of expanding Applera technologies to new markets and enabling and making discoveries to transform medicine, thereby creating value for society and our stockholders. We have strengthened our scientific assets, financial position, and management expertise, as well as our resolve to continue to lead the way in realizing the promise of genomics and Targeted Medicine. In closing, I would like to thank the Applera team around the world for their vision, dedication, and support, which has been and will continue to be key to our success.



Tony L. White
Chairman, President and Chief Executive Officer
Applera Corporation

- Supported important discoveries by its customers linking individual genetic variation with diseases such as age-related macular degeneration and leukemia.

- Expanded its presence in the area of quality and safety testing with the introduction of the MicroSeq™ Microbial Identification System that supports pharmaceutical customers in meeting U.S. FDA Good Manufacturing Practices.

- Reported expanded sales of biosecurity products, including reagents for the U.S. Postal Service Biohazard Detection System.

- Expanded its PCR licensing program following the resolution of litigation with Hoffmann-La Roche.

CELERA GENOMICS

Q} What competitive advantages does Celera Genomics have in its proteomics discovery platform, and how do these contribute value to Celera?

A} Our industrial-scale proteomics discovery platform employs techniques that allow for higher throughput and efficiency compared to conventional methods. This platform has allowed us to identify and measure the level of hundreds of proteins that are over-expressed on the surface of cancer cells and not on normal cells. These cell surface proteins may represent promising targets for the development of antibody or small molecule drugs. To date, we have initiated three internal oncology research projects based on our proteomics findings and established three therapeutic alliances focused on converting our discoveries into new, targeted therapies for cancer. We believe these collaborations diversify our risk and increase our opportunities for potential downstream value.



Kathy Ordoñez
Senior Vice President
and President
Celera Genomics and
Celera Diagnostics

Q} Building on this initial work, what is next for Celera's proteomics discovery program?

A} Our discovery work to date has focused on cancer indications with significant unmet needs, including pancreatic, lung, colon, breast, kidney, and gastric cancer. These efforts continue to identify significant numbers of novel proteins as we move forward. Additionally, in the past year, we initiated a new program to identify protein biomarkers in serum or tissue that could have diagnostic as well as therapeutic utility. We are also studying the applicability of our proteomics platform for diabetes and obesity.

Q} How does your Phase I histone deacetylase (HDAC) inhibitor work as an anti-tumor compound, and what competitive advantage does it have?

A} Our own studies and published reports have shown that inhibition of HDAC enzymes can reduce the proliferation of cancer cells and induce tumor cell death. As an important step in designing our novel HDAC inhibitors, we published the first three-dimensional structure of an HDAC enzyme in July 2004. In April 2005, we presented data showing significant anti-tumor activity of our lead HDAC inhibitor candidate in animal models of human cancers and reported the identification of potential biomarkers of efficacy.

Q} What is the status of other compounds in your small molecule portfolio?

A} Our other small-molecule compounds in preclinical development are in the areas of cancer, autoimmune disorders, and inflammation. Our most advanced preclinical programs are a back-up HDAC inhibitor and an inhibitor of the enzyme Cathepsin S for treating psoriasis. Programs in lead optimization include a kinase inhibitor program that resulted from disease association studies in rheumatoid arthritis, two antiviral programs, a tryptase inhibitor program for treating allergic asthma, and a novel variant HDAC inhibitor, which may be more selective in its mechanism of action in targeting cancer. Now that our pipeline is more mature, we are exploring partnering opportunities for several of these assets as a way to manage risk.

CELERA DIAGNOSTICS

Q} What is at the core of Celera Diagnostics' strategy for diagnostics?

A} We are pursuing three avenues of product development to create a new generation of diagnostic tests for improving the prediction, detection, monitoring and treatment of disease. First, we are conducting large-scale genetic discoveries programs to identify and validate new markers associated with complex diseases for the development of new molecular diagnostic products. Second, we are developing new products based on existing markers, such as improved means for detecting Fragile X, expected to be introduced in the coming year. Third, we are evaluating the diagnostic potential of markers emerging from Celera Genomics' proteomics discovery program.

Q} How do you see the new Abbott *m*2000™system contributing to the molecular diagnostics field?

A} Clinical laboratories are beginning to transition from traditional PCR-based tests to real-time PCR tests that provide more sensitive, accurate and reproducible results. Developed by Celera Diagnostics and Abbott, the new Abbott *m*2000™ system is a highly automated, easy-to-use *in vitro* molecular diagnostic system that employs technology from Applied Biosystems, the leader in real-time PCR. We already have tests for use on this new system to monitor HIV-1 and HCV viral loads that recently received regulatory approval in Europe. We have plans to develop a broad range of other tests for use on this system.

Q} What products were the most significant contributors to Celera Diagnostics' growth in fiscal 2005 and why?

A} The largest contributors in fiscal 2005 were our new analyte specific reagents (ASRs) for the hepatitis C virus, for viral load and genotyping; our ASRs for cystic fibrosis, and our ViroSeq™ HIV-1 Genotyping System for determining drug resistance. All of these products are offered through our strategic alliance with Abbott.

Q} Can you provide an example of how Celera Genomics and Celera Diagnostics are collaborating to leverage their synergistic capabilities?

A} Guided by their shared vision of Targeted Medicine, Celera Genomics and Celera Diagnostics are collaborating to explore both the diagnostic and therapeutic potential of the markers emerging from their genetic and proteomic discovery programs. In the case of psoriasis, for example, scientists from both organizations are working to identify markers that can be used to predict disease predisposition and progression, to monitor the efficacy of clinical trials, and to provide a targeted therapy that will treat the specific cause of the disease.

Discovering New Drug Targets

Celera Genomics is applying its industrial-scale, high-throughput proteomics discovery platform to identify and validate novel targets for drug development, primarily in cancer. Proprietary methods are employed to capture proteins that are overexpressed on the surface of tumor cells but not found on normal cells. These proteins are then rapidly identified and quantified using powerful mass spectrometry and bioinformatic capabilities. These differentially expressed proteins provide important clues to the growth and survival of tumor cells, including their ability to proliferate, metastasize and evade the body's immune system defenses. Many of these molecular differences can be exploited as potential targets for antibody or small molecule drugs, or for diagnostic purposes. To date, this platform has been used to identify hundreds of independent targets in pancreatic, lung, colon, breast, kidney, and gastric cancers. Of these, over 125 have been moved into the validation pipeline, and 27 have been successfully validated based on further study of the role these proteins play in the biology of the tumor cell. Programs to develop anti-cancer drug candidates against a variety of these validated targets are now underway at Celera Genomics as well as at its therapeutic collaborators. Going forward, use of the platform is expanding to additional cancer types as well as indications outside oncology including metabolic diseases.

STEVEN RUBEN, PH.D., VICE PRESIDENT OF PROTEIN THERAPEUTICS, AND SAMUEL BRODER, M.D., CHIEF MEDICAL OFFICER, HELP TO LEAD THE DISCOVERY PROCESS AT CELERA GENOMICS, WHICH IS FOCUSED ON FINDING KEY PROTEIN DIFFERENCES BETWEEN TUMOR CELLS AND NORMAL CELLS. THESE DISCOVERIES ARE ANALYZED BY A FLOW CYTOMETER, PICTURED HERE. COMMENTS DR. BRODER, *"Through our identification of differentially expressed proteins in cancer, we are pinpointing new targets for the development of novel drugs and diagnostics that may help us to make important headway against this deadly disease."*



Samuel Broder
CELERA

Unraveling Heart Attack Risk

Celera Diagnostics is advancing the concept of Targeted Medicine through its large-scale genetic discoveries program focused on identifying genetic markers linked with complex diseases. In this effort, scientists at Celera Diagnostics compare genotype and gene expression profiles in thousands of samples from healthy and diseased populations to identify and validate markers for the development of new molecular diagnostic products. These markers may indicate the risk or presence of disease before symptoms appear, predict the severity or expected rate of disease progression, or demonstrate a response to drug therapy. They may also serve as potential drug targets. In the past year, markers identified by Celera's genetic discoveries programs in cardiovascular disease, breast cancer metastasis, autoimmune disease, and progressive liver disease were evaluated in medical utility studies aimed at determining the potential clinical utility of various combinations of markers. Drawing on markers identified and validated from the cardiovascular disease studies, Celera Diagnostics is working to develop an assay to identify individuals with a genetic predisposition for heart attack, stroke and coronary artery disease, even in the absence of conventional risk factors. In a related program, Celera Diagnostics and academic collaborators are evaluating another set of markers that may identify individuals who would most benefit from cholesterol-lowering statin therapy.

John Kane, M.D., Ph.D., Professor of Medicine and Biochemistry, and Associate Director of the Cardiovascular Research Institute at the University of California, San Francisco (UCSF), is a collaborator with Celera Diagnostics on the discovery and evaluation of new genetic markers that may be useful in predicting a genetic risk for cardiovascular disease and in pointing the way to new treatments. States Dr. Kane, *"The power of the scientific dialogue between the scientists at Celera Diagnostics and UCSF is driving discovery in major disease areas, such as heart attack, stroke and coronary artery disease."*



APPLIED BIOSYSTEMS

Q} What priorities did you set for fiscal 2005, your first year as president of Applied Biosystems, and what are your priorities in fiscal 2006?

A} My priorities for fiscal 2005 grew out of the extensive strategic and operational review that commenced during the preceding fiscal year and had as its goal to identify opportunities for greater growth and operational efficiency. I established five new programs, including: 1) Customers First, for reinforcing a customer-focused culture; 2) Innovation, for developing next-generation technologies and identifying and funding new business opportunities; 3) Flawless Execution, for enhancing our product planning, product launch and other business processes using proven Process Excellence programs; for creating a more robust e-commerce and genomics data portal; and for executing on key products in development; 4) Organizational Excellence, for driving alignment of strategies and goals throughout our new divisional organizational structure; and 5) Financial Performance, for meeting or exceeding our financial targets. In fiscal 2006, these programs, as well as a number of new initiatives, will play an essential role as we pursue our topmost objective – to reignite revenue growth and build stockholder value.



Catherine M. Burzik
Senior Vice President
and President
Applied Biosystems

Q} What is the strategy to increase revenue growth over the next several years?

A} The steps we are taking include investment to grow in the applied markets, molecular biology consumables, real-time PCR and mass spectrometry. An exciting new growth area is in clinical research leading to diagnostics, where our DNA analysis systems are playing a critical role by enabling medical sequencing of specific genes. We are also exploring growth opportunities in new markets, such as cell biology, and geographical expansion into China and India. Additionally, to complement our efforts to spur organic growth we are exploring a number of collaboration and acquisition opportunities in existing and adjacent markets. (See product chart on the next page for product category revenue trends.)

Q} Revenues from DNA Sequencing peaked in fiscal 2003. What is the outlook for this product category?

A} Medical sequencing, also called resequencing – the sequencing of specific genes in many samples to find the genetic basis of disease and individual drug response – as well as a range of other genetic applications such as forensics, has fueled increased demand for low- to medium-throughput systems. In contrast, the large genome centers and core laboratories at universities and pharmaceutical companies generally now have adequate capacity for their work after many purchased our highest-throughput Genetic Analyzers, the 3730 and 3730xl models, over the last three years. Going forward, we will continue to create sequencing products for the low- to medium-throughput segment of the market, develop additional applications for our installed base of sequencers, and invest in new sequencing technologies that have potential to deliver dramatic gains in price performance to both large and smaller labs.

Q} Which individual products performed best in fiscal 2005?

A} Our strongest sales came from products in the functional genomics, applied markets, and mass spectrometry categories. In addition to our 3130 line of low- to medium-throughput Genetic Analyzers, strong performers in functional genomics included our gold-standard Real-Time PCR Systems and TaqMan® assays for gene expression, SNP genotyping and applied markets applications. Mass spectrometry sales were led by our API 4000™ LC/MS/MS System used for small molecule studies, followed by our 4000 Q TRAP® System, for both proteomics and small molecules. In applied markets, human identification products continued to grow strongly, and sales of biosecurity products contributed significantly to revenues for the first time.



DNA Sequencing Revenue Trend
$ millions
700
600
500
400
300
200
100
0
FY02
FY03
FY04
FY05



Real-Time PCR / Applied Genomics Revenue Trend
$ millions
600
500
400
300
200
100
0
FY02
FY03
FY04
FY05

Q} What factors caused earnings to increase more rapidly than sales in fiscal 2005?

A} Earnings before interest and taxes increased 24 percent while revenues increased three percent. Earnings rose due to the net effect of foreign currency, operational efficiencies, an increase in gross margin, and gains from asset dispositions and legal settlements. We realize that acceleration of revenue growth is key going forward and are taking measures to reach that goal.



Mass Spectrometry Revenue Trend
$ millions
500
400
300
200
100
0
FY02
FY03
FY04
FY05

Q} You have recruited a number of new senior executives to Applied Biosystems. What are their backgrounds, and what skills and attributes are you promoting in the company?

A} We have added new executives experienced in managing multi-product businesses within large medical technology companies. These managers bring skills and attributes that are essential to the success of our new divisional strategy and structure, including an increased commercial orientation, strategic planning expertise, a results-driven approach, and strong leadership capabilities.



Core PCR & DNA Synthesis Revenue Trend
$ millions
250
200
150
100
50
0
FY02
FY03
FY04
FY05

Q} Why have you decided to invest more in sales of consumable products?

A} We believe consumable products – chemical reagents and other disposables used in conjunction with our various instrument systems – represent an opportunity that we have not fully exploited. Sales of consumables were up 12 percent in fiscal 2005 compared to prior year. To support further growth in this revenue source, we are increasing our sales and field support personnel in North America, putting in place consumables-oriented marketing programs and developing a new web portal focused on making it easier to buy consumables from Applied Biosystems.



Other Product Lines Revenue Trend
$ millions
250
200
150
100
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0
FY02
FY03
FY04
FY05

Q} How big an opportunity are the Applied Markets?

A} Currently estimated at $100 million or more, DNA forensics is an established and growing market in which Applied Biosystems has the leading position. Biosecurity and quality and safety testing represent large, barely-tapped opportunities for us. By establishing a dedicated Applied Markets division, we believe we now have the organization to expand aggressively in these fields. In biosecurity, our TaqMan® chemistry for anthrax-detection, through a collaboration agreement with Cepheid Corporation, has been deployed by the U.S. Postal Service, while our Real-Time PCR and mass spectrometry instruments are getting wider adoption in food, beverage and environmental testing and in pharmaceutical quality control. To read more about these opportunities, please see pages 16-17.

Understanding Blindness

Applied Biosystems technology is helping scientists make important discoveries that are beginning to fulfill the core promise of the human genome sequencing effort — that understanding the human genetic code, as well as individual variations in that code, is the first step in developing improved drugs and medical interventions that target the precise cause of disease. Research published in leading journals in March 2005 reported the discovery of a gene variant associated with age-related macular degeneration (AMD), the leading cause of legal blindness in the elderly. Using Applied Biosystems' Real-Time PCR Systems, TaqMan assays, and Genetic Analyzers, researchers in five independent studies at Yale, Duke-Vanderbilt, Columbia, the University of Texas Medical Center, and the University of Michigan identified variants of a gene that increase risk for developing AMD. These researchers compared genetic data from patients at high risk for developing AMD based on family history with data from patients who did not have either AMD or a family history of AMD. All five independent studies identified a commonly inherited variant of the same gene, called complement factor H (CFH) — a discovery that may pave the way for early detection and better treatments for this disabling condition, which currently affects 15 million individuals in the U.S. alone.



Margaret Pericak-Vance, Ph.D., James B. Duke Professor of Medicine and Director of the Duke Center for Human Genetics (center rear), and Eric Postel, M.D., Associate Professor of Ophthalmology at the Duke University Eye Center (right), and their colleagues at Vanderbilt University are using Applied Biosystems technologies to help elucidate the genetic basis of age-related macular degeneration (AMD). Their findings may someday help individuals such as Nancy Lewis, shown here with her AMD-afflicted mother, Velma Jarrell, discover their risk of the disorder early enough to take preventive measures, states Dr. Pericak-Vance. *"Technology advances have given us a new way to look at the cause of this common, debilitating condition."*

Applied Biosystems' human identification products are the most commonly used in the rapidly expanding field of DNA forensics. In 2004, President Bush proposed $1 billion over the next five years, much of it for states to purchase DNA sequencing equipment and human identification kits to work down the backlog of more than 500,000 unanalyzed samples that has thwarted crime solving in many states. Also spurring growth are laws passed by an increasing number of U.S. states and European countries that require DNA profiles to be taken and deposited in DNA databases upon felony conviction or, in some jurisdictions, upon arrest for serious crimes. Driving the adoption of Applied Biosystems products for this application is their ability to deliver reliable, reproducible and cost-effective results. The large, emerging markets of population security (with $12 billion of U.S. funding in the current government fiscal year) and quality and safety testing (estimated at $4 billion) offer similar opportunities for Applied Biosystems to develop new applications of its core technologies. In each of these applied markets, the goal is to provide not just data, but answers – answers that can be used by prosecutors and defense counsel to support their cases in court, by government agencies and companies to evaluate food or water safety, and by security and health experts to assess the severity of biothreats.

Debbie Smith, kidnapped and raped in 1989, had to wait more than six years before her perpetrator was identified through a DNA database. Anxious to help other victims devastated by sexual violence, she became an advocate for the use of DNA-matching technology. As a result, the Debbie Smith Act was signed into law by President Bush as part of the Justice for All Act of 2004. Says Debbie, *"There are as many as 170,000 rape samples waiting to be analyzed - each representing a woman living in fear. DNA testing can give these women back their futures."*



FINANCIAL REVIEW

(Dollar amounts in thousands except per share amounts) Fiscal years ended June 30,	2001	2002	2003	2004	**2005**
Financial Operations					
Net revenues					
Applied Biosystems group	$1,619,495	$1,604,019	$1,682,943	$1,741,098	**$1,787,083**
Celera Genomics group	89,385	120,886	88,264	60,126	**31,048**
Celera Diagnostics	1,587	9,206	20,763	36,702	**35,479**
Eliminations	(66,341)	(32,893)	(14,738)	(12,733)	**(8,470)**
Applera Corporation	1,644,126	1,701,218	1,777,232	1,825,193	**1,845,140**
Income (loss) from continuing operations					
Applied Biosystems group	$ 212,391	$ 168,481	$ 199,617	$ 172,253	**$ 236,894**
Celera Genomics group	(186,229)	(211,772)	(81,929)	(57,476)	**(77,117)**
Celera Diagnostics	(4,960)	(44,763)	(51,237)	(41,968)	**(29,883)**
Eliminations	6,032	47,473	52,029	42,144	**29,901**
Applera Corporation	27,234	(40,581)	118,480	114,953	**159,795**
Per Share Information					
Applied Biosystems Group					
Income per share from continuing operations					
Basic	$ 1.01	$ 0.80	$ 0.96	$ 0.84	**$ 1.21**
Diluted	$ 0.96	$ 0.78	$ 0.95	$ 0.83	**$ 1.19**
Dividends declared per share	$ 0.17	$ 0.17	$ 0.17	$ 0.17	**$ 0.17**
Celera Genomics Group					
Net loss per share					
Basic and diluted	$ (3.07)	$ (3.21)	$ (1.15)	$ (0.79)	**$ (1.05)**
Other Information					
Cash and cash equivalents and short-term investments					
Applied Biosystems group	$ 392,459	$ 470,981	$ 601,666	$ 504,947	**$ 756,236**
Celera Genomics group	995,558	888,922	802,402	745,794	**668,249**
Applera Corporation	1,388,017	1,359,903	1,404,068	1,250,741	**1,424,485**
Total assets					
Applied Biosystems group	$1,677,887	$1,818,582	$2,126,715	$1,947,760	**$2,290,063**
Celera Genomics group	1,220,136	1,250,044	1,122,066	1,017,714	**869,231**
Celera Diagnostics	14,164	21,826	35,902	36,903	**37,135**
Eliminations	(24,329)	(15,053)	(27,191)	(29,526)	**(32,244)**
Applera Corporation	2,887,858	3,075,399	3,257,492	2,972,851	**3,164,185**
Long-term debt					
Applied Biosystems group	$ —	$ —	$ —	$ —	**$ —**
Celera Genomics group		17,983	17,101		
Applera Corporation		17,983	17,101		

Selected consolidating financial data provides five years of financial information for Applera Corporation. This table includes commonly used key financial metrics that facilitate comparisons with other companies. We include information on our business segments in the above selected consolidating financial data to facilitate the understanding of our business and our financial statements. Our board of directors approves the method of allocating earnings to each class of our common stock for purposes of calculating earnings per share. This determination is generally based on net income or loss amounts of the Applied Biosystems group and the Celera Genomics group calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP, consistently applied. See Note 14 to our consolidated financial statements for a detailed description of our segments and the management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses. You should read this selected consolidating financial data in conjunction with our consolidated financial statements and related notes.

As part of our recapitalization on May 6, 1999, we issued two new classes of common stock called Applera Corporation-Applied Biosystems Group Common Stock and Applera Corporation-Celera Genomics Group Common Stock.

We established Celera Diagnostics in fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development, and commercialization of diagnostic products.

A number of items, shown below, impact the comparability of our data from continuing operations. All amounts are pre-tax, with the exception of the tax adjustments, including the valuation allowance reductions, recorded as tax benefits in fiscal 2003 and fiscal 2005.

(Dollar amounts in millions) Fiscal years ended June 30,	2001	2002	2003	2004	**2005**
Applied Biosystems Group					
Net gains/(losses) on investments	$ 15.0	$ (8.2)	$ —	$ 11.2	**$ —**
Employee-related charges, asset impairments and other			(29.5)	(25.0)	**(31.8)**
Acquired in-process research and development charge		(2.2)			
Tax adjustments including valuation allowance reductions			27.8		**23.5**
Net gains on litigation settlements			25.8	6.7	**8.5**
Asset dispositions					**29.7**
Celera Genomics Group					
Employee-related charges, asset impairments and other	$(69.1)	$(28.7)	$ (15.1)	$ (18.1)	**$ (4.3)**
Net gains/(losses) on investments		(6.0)		24.8	
Acquired in-process research and development charge		(99.0)			
R&D tax credits					**2.2**

Discussion of Operations

The purpose of the following management's discussion and analysis is to provide an overview of the business of Applera Corporation to help facilitate an understanding of significant factors influencing our historical operating results, financial condition, and cash flows and also to convey our expectations of the potential impact of known trends, events, or uncertainties that may impact our future results. You should read this discussion in conjunction with our consolidated financial statements and related notes. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. When used in this management discussion, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries.

We have reclassified some prior period amounts in the consolidated financial statements and notes for comparative purposes.

During fiscal 2005, we reclassified $22.7 million relating to fiscal 2004 and $20.2 million relating to fiscal 2003 of costs supporting our patent related activities from R&D expenses to SG&A expenses. This reclassification had no impact on net income or earnings per share.

During fiscal 2005, we began classifying all of our investments in auction rate securities as short-term investments. Prior to fiscal 2005, some of these securities were included in cash and cash equivalents. Short-term investments included $54.1 million of auction rate securities at June 30, 2004. There were no investments in auction rate securities as of June 30, 2005. This reclassification had no impact on results of operations or previously reported cash flows from operations or financing activities.

Overview

We are comprised of three business segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics.

The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these products and services to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. The Applied Biosystems group's products also serve the needs of some markets outside of life science research, which we refer to as "applied markets," such as the fields of: forensic testing and human identification; biosecurity, which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and food and environmental testing.

The Celera Genomics group is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune, and inflammatory diseases. The Celera Genomics group is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders.

Celera Diagnostics, a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group, is focused on the discovery, development, and commercialization of diagnostic products.

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock referred to as "tracking" stocks. Tracking stock is a class of stock of a corporation intended to "track" or reflect the relative performance of a specific business within the corporation.

Applera Corporation-Applied Biosystems Group Common Stock ("Applera-Applied Biosystems stock") is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation-Celera Genomics Group Common Stock ("Applera-Celera Genomics stock") is listed on the New York Stock Exchange under the ticker symbol "CRA" and is intended to reflect the relative performance of the Celera Genomics group. There is no single security that represents the performance of Applera as a whole, nor is there a separate security traded for Celera Diagnostics.

Holders of Applera-Applied Biosystems stock and holders of Applera-Celera Genomics stock are stockholders of Applera. The Applied Biosystems group and the Celera Genomics group are not separate legal entities, and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities. The Applied Biosystems group and the Celera Genomics group do not have separate boards of directors. Applera has one board of directors, which will make any decision in accordance with its good faith business judgment that the decision is in the best interests of Applera and all of its stockholders as a whole.

More information about the risks relating to our capital structure, particularly our two classes of capital stock, is contained in our Form 10-K Annual Report for fiscal 2005.

Our fiscal year ends on June 30. The financial information for each segment is presented in Note 14 to our consolidated financial statements, Segment, Geographic, Customer and Consolidating Information. Management's discussion and analysis addresses the consolidated financial results followed by the discussions of our three segments.

Business Highlights

Applied Biosystems Group

- In September 2004, the Applied Biosystems group and MDS Inc. announced the signing of a definitive agreement to expand the scope of their joint venture in life science mass spectrometry. Under the terms of the agreement, the Applied Biosystems group sold some Applied Biosystems MALDI Time-of-Flight ("TOF") assets to MDS. This transaction was completed in October 2004. Subsequent to the sale,

MDS and the Applied Biosystems group each contributed some of the MALDI TOF assets to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of the Applied Biosystems group and MDS Sciex, a division of MDS.

- In October 2004, the Applied Biosystems group began commercial sales of the Applied Biosystems 7900HT Fast Real-Time PCR System and the Applied Biosystems 9800 Fast PCR System. Both systems are designed to reduce the time to results and increase productivity for performing polymerase chain reaction ("PCR"). In January 2005, the Applied Biosystems group began commercial sales of the Applied Biosystems 7500 Fast Real-Time PCR System and an optional upgrade kit for the original 7500 Real-Time PCR System to the Fast configuration.
- In November 2004, the Applied Biosystems group began commercial sales of a new line of Genetic Analyzers for low-to-medium-throughput laboratories. The Applied Biosystems 3130 Series of Genetic Analyzers, which replace the ABI PRISM® 3100 and 3100-*Avant* Genetic Analyzers, are designed to deliver enhanced automation, faster turnaround times, higher reliability, and higher data quality than previous generation technologies.
- Also in November 2004, the Applied Biosystems group announced that the U.S. Patent & Trademark Office granted Applera a fundamental patent pertaining to real-time PCR instrumentation.
- In December 2004, the Applied Biosystems group announced that the European Patent Office revoked Applera's European Patent covering real-time PCR thermal cycler technology. The Applied Biosystems group is seeking to have the patent reinstated through the appeal process. A German Court has suspended the previously granted injunctions pending the outcome of this appeal. In April 2005, the Applied Biosystems group announced that the Japanese Patent Office has held invalid Applera's Japanese Patent No. 3136129 covering real-time PCR thermal cycler technology. Applera has appealed the decision.
- In January 2005, the Applied Biosystems group began commercial sales of the API 5000™ LC/MS/MS System for small molecule quantification in pharmaceutical drug development. The mass spectrometry system achieves an average nine-fold increase in sensitivity over other commercially available systems.
- In March 2005, the Applied Biosystems group announced a collaborative research study with the National Center for Toxicological Research of the U.S. Food and Drug Administration ("FDA/NCTR") whereby the Applied Biosystems group will use its Expression Array System and Rat Genome Survey Microarray to investigate the toxicity of a common class of diabetes drugs using samples provided by the FDA/NCTR.
- In April 2005, the Applied Biosystems group announced that the U.S. District Court in New Haven, Connecticut had issued an additional ruling in Applera's and Roche Molecular Systems' patent infringement litigation against MJ Research, a division of Bio-Rad Laboratories, Inc. The Court, based on the jury's April 2004 finding that MJ Research had willfully infringed patents relating to PCR owned by the Applied Biosystems group and Roche, increased damages awarded to the Applied Biosystems group and Roche to approximately $35 million, in addition to awarding reasonable attorneys' fees. Please refer to Note 9 to our consolidated financial statements for more information.
- Also in April 2005, the Applied Biosystems group announced a Joint Research Protocol with the NCI Cohort Consortium in the Study of Breast and Prostate Cancer through which the Consortium will use Applied Biosystems TaqMan® SNP Genotyping Assays and 7900HT Real-Time PCR Systems to identify novel inherited gene variants that may contribute to the development of these two cancers.
- In May 2005, the Applied Biosystems group announced that Applera had reached definitive agreement with Hoffmann-La Roche, Inc. and some of its affiliates ("Roche"), effective May 6, 2005, to settle all outstanding litigation and arbitration related to contractual relationships involving rights to and commercialization of PCR and real-time PCR as described under Item 3. "Legal Proceedings" in Part I of our Form 10-K Annual Report for fiscal 2005. The parties subsequently sought and received dismissal of the litigation and arbitration proceedings. In connection with the settlement, the parties amended some licenses granted by each party to the other in the research, applied, and diagnostics fields, worldwide. In addition, Applera has become the exclusive licensor of some Roche patents covering reagents, kits, and methods for practicing PCR and real-time PCR in the research and applied fields. This will allow the Applied Biosystems group to expand its existing PCR licensing program to include PCR and real-time PCR patents not previously part of its licensing program. The settlement also releases the Applied Biosystems group, beginning in May 2007, from its obligations to purchase some enzymes and other PCR-related reagent products from Roche under pre-existing supply agreements. In July 2005, the Applied Biosystems group announced it has granted a license to Invitrogen Corp. under the expanded PCR licensing program.
- In June 2005, the Applied Biosystems group and Invitrogen Corporation announced a strategic co-marketing and re-selling alliance to deliver solutions for proteomic analysis and biomarker studies in drug discovery and disease research worldwide.
- During the fourth quarter of fiscal 2005, the Applied Biosystems group began shipments of several new mass spectrometers: the 3200 Q TRAP® and the API 3200™ LC/MS/MS Systems, for food and beverage, environmental, forensic, clinical research, and pharmaceutical analysis markets; and the 4800 MALDI TOF/TOF™ Analyzer, offering a new level of sensitivity and efficiency for proteomics workflows.
- In July 2005, the Applied Biosystems group and the National Institute of Genomic Medicine of Mexico (Instituto Nacional de Medicina Genomica or "INMEGEN"), announced a collaboration to establish an Applied Biosystems Sequencing and Genotyping Unit at INMEGEN and conduct collaborative research studies focused on health issues important to the Mexican population.

Celera Genomics Group

- In September 2004, the Celera Genomics group announced a collaboration with Genentech, Inc. to discover and develop targeted therapies for cancer. Genentech may develop various products against therapeutic targets licensed from the Celera Genomics group, including antibodies, antibody fragments, proteins or small molecule drugs.
- In April 2005, the Celera Genomics group announced that two of its protein targets were selected for further investigation by Abbott Laboratories for therapeutic development. These were the first targets selected for advancement in the strategic collaboration established in July 2004 between the Celera Genomics group and Abbott to jointly discover, develop, and commercialize targeted therapies for the treatment of cancer.
- In July 2005, the Celera Genomics group reported the initiation of a Phase I clinical trial for its novel histone deacetylase ("HDAC") inhibitor, CRA-024781, in patients with refractory solid cancers.
- In July 2005, the Celera Genomics group announced that it has advanced its third preclinical small molecule program, a Cathepsin S inhibitor, into late preclinical development for the treatment of psoriasis. This compound was developed in South San Francisco, California as part of a proprietary unpartnered program to develop inhibitors of Cathepsin S. Other immune-mediated diseases are under consideration. During fiscal 2005, the Celera Genomics group also commenced a small molecule program to address kinases associated with the phosphatase gene PTPN22, a target arising from the disease association studies conducted at Celera Diagnostics.
- In January 2005, the Celera Genomics group moved a small molecule program to lead optimization against a cancer target as a result of findings from its proteomics research activities. During fiscal 2005, the Celera Genomics group also initiated a new proteomics discovery program related to gastric cancer.
- During fiscal 2005, through its proteomic studies, the Celera Genomics group continued to identify and validate new targets in pancreatic, colon, breast, and lung cancer. To date, three of the Celera Genomics group's validated targets have been accepted by collaborators for further study and four are under consideration by collaborators. The Celera Genomics group is seeking new partners for possible therapeutic development for other non-partnered validated targets. The first targets from renal carcinoma were moved into validation, and the first diabetic samples were obtained for our recently initiated metabolic disease program during the fourth quarter of fiscal 2005.

Celera Diagnostics

- In fiscal 2005, Celera Diagnostics completed its collaboration with Merck & Co., Inc. to identify novel targets for drug discovery and diagnostic markers related to Alzheimer's disease. Celera Diagnostics received all research milestone payments for the completion of this collaboration, and is reviewing the diagnostic potential of the completed research. In July 2005, the two companies extended their collaboration to study additional genes associated with this disease primarily for the purpose of supporting Merck's therapeutic efforts.
- In October 2004, Celera Diagnostics announced and published that it identified genetic variants associated with late-onset Alzheimer's disease that may have pharmacogenomic implications for drugs in development as well as current and future therapies for Alzheimer's and other neurodegenerative diseases.
- In January 2005, Celera Diagnostics announced the initiation of two product development programs, one related to Fragile X, the leading cause of inherited mental retardation, and a second related to the detection and genotyping of the human papillomavirus ("HPV"), which is linked to a majority of cervical cancer cases. In April 2005, Celera Diagnostics presented the results of a study of its prototype HPV assay for detection of high risk HPV strains at the 15th European Congress of Clinical Microbiology and Infectious Diseases. The study demonstrated the potential of the Celera Diagnostics prototype assay to detect high risk HPV in samples that were inconclusive when typed by a commercially available HPV diagnostic test.
- At the American College of Cardiology meeting in March 2005, Celera Diagnostics and its collaborators reported findings related to studies of cardiovascular disease. In a discovery and replicated study in functional single nucleotide polymorphisms ("SNPs") that are associated with myocardial infarction ("MI"), a variant in a gene that is a member of a family of targets for drug therapies was identified that conferred approximately twice the risk for MI. These results broaden the understanding of the genetic risk for MI, and may have implications for therapeutic development around this family of targets.
- During fiscal 2005, Celera Diagnostics began to transfer information to Laboratory Corporation of America, as part of an ongoing collaboration between the two businesses to develop methods to predict risk for breast cancer metastasis. Celera Diagnostics also has begun transferring information to Laboratory Corporation relating to breast cancer patients' responsiveness to hormonal therapy. Celera Diagnostics believes that multiple test procedures could result from this work.
- In May 2005, Celera Diagnostics announced finding a genetic variant associated with a greater than 20-fold increase in risk for Non-Alcoholic Steatohepatitis ("NASH"), a common progressive liver disease that often leads to fibrosis and cirrhosis.
- Results on a variant in a second gene (CPT1A) associated with progression to fibrosis in hepatitis C ("HCV")-infected patients were presented at the European Society for the Study of the Liver in Paris in April 2005. This variant was also associated with risk for NASH and these findings were reported at a meeting of the American Association for the Study of Liver Diseases in June 2005.

- Abbott and Celera Diagnostics announced that Abbott has received CE Mark certifications for a real-time PCR test for monitoring HIV-1 viral load in patients in June 2005 and for a real-time PCR test for monitoring HCV viral load in patients in July 2005.

Other

- During fiscal 2005, our board of directors approved the accelerated vesting of substantially all unvested stock options previously awarded to employees, officers, directors, and consultants. Please refer to Note 1 to our consolidated financial statements for more information. As a result of the accelerated vesting, we recorded a pre-tax charge of $2.6 million for compensation cost in fiscal 2005.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We believe that, of the significant accounting policies discussed in Note 1 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

- Revenue recognition;
- Asset impairment and valuation allowances;
- Pension benefits;
- Allocation of purchase price to acquired assets and liabilities in business combinations;
- Exit or disposal activities; and
- Allocations to the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics.

Revenue Recognition

The following describes only the areas that are most subject to our judgment. Please refer to Note 1, Accounting Policies and Practices, to our consolidated financial statements for a more detailed discussion of our revenue recognition policy.

In the normal course of business, we enter into arrangements whereby revenues are derived from multiple deliverables. In these revenue arrangements, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undeliverable item, and delivery or performance of the undelivered item is probable and substantially in our control. For some instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties. We continually monitor the level of effort required for the installation of our instruments to ensure that appropriate fair values have been determined.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or some technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. Historically, these revisions have not been material to our consolidated financial statements. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue upon the receipt of cash or royalty statements from our licensees.

Asset Impairment and Valuation Allowances

Inventory

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. If actual demand is less favorable than our estimates, inventory write-downs may be required.

Investments

Publicly traded minority equity investments are recorded at fair value, with the difference between cost and fair value recorded to other comprehensive income (loss) within stockholders' equity. When the fair value of these investments decline below cost, and the decline is viewed as other-than-temporary, the cost basis is written down to fair value, which becomes the new cost basis, and the write-down is included in current earnings. We determine whether a decline in fair value is other-than-temporary based on the extent to which cost exceeds fair value, the duration of the market decline, the intent to hold the investment, and the financial health of, and specific prospects for, the investee.

Deferred tax assets

Deferred taxes represent the difference between the tax bases of assets or liabilities, calculated under tax laws, and the reported amounts in our consolidated financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of operations. We record a valuation allowance against deferred tax assets if it is more likely than not that we will not be able to utilize these assets to offset future taxes. We determine if a valuation allowance is necessary based on estimates of future taxable profits and losses and tax planning strategies. We believe that our deferred tax assets, except as described in Note 3 to our consolidated financial statements, should be realizable due to our estimate of future profitability in the U.S. as well as the extended carryforward expiration periods granted by the American Jobs Creation Act of 2004 (the "Jobs Act".) Please refer to Notes 1 and 3 to our consolidated financial statements for more information on the Jobs Act. Subsequent revisions to estimates of future taxable profits and losses and tax planning strategies could change the amount of the deferred tax asset we would be able to realize in the future, and therefore could increase or decrease the valuation allowance.

Long-lived assets, including goodwill

We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

We may be required to record an impairment charge in the future for adverse changes in market conditions or poor operating results of a related reporting unit.

Pension Benefits

Pension plan expense and the requirements for funding our major pension plans are determined based on a number of actuarial assumptions. These assumptions include the expected rate of return on pension plan assets, the discount rate applied to pension plan obligations, and the rate of compensation increase of plan participants. Our most significant pension plan is our U.S. pension plan, which constituted over 95% of our consolidated pension plan assets and projected benefit obligations as of the end of fiscal 2005. The accrual of future service benefits for participants in our U.S. pension plan was frozen as of June 30, 2004. As a result, our pension expense decreased by approximately $7 million in fiscal 2005. Please refer to Note 4 to our consolidated financial statements for information regarding our pension plans, expense recorded under our plans, and the actuarial assumptions used to determine those expenses and the corresponding liabilities.

The expected rate of return on assets is determined based on the historical results of the portfolio, the expected investment mix of the plans' assets, and estimates of future long-term investment returns. Our assumption for the expected rate of return on assets in our U.S. pension plan ranges from 5.25% to 8.5% for fiscal 2006, compared to our fiscal 2005 range of 6.5% to 8.5%. The discount rate used is based on rates available on high-quality fixed income debt instruments that have the same duration as our plan's liabilities. At June 30, 2005, we calculated our U.S. pension obligation using a 5.25% discount rate, a 125 basis point decrease from the June 30, 2004 rate of 6.5%. For the determination of the expected rate of return on assets and the discount rate, we take into consideration external actuarial advice. The expected rate of compensation increase was 4.0% at June 30, 2004. Effective in fiscal 2005, the expected rate of compensation increase was no longer factored into the determination of our net periodic pension expense as the accrual for future service benefits was frozen.

As of June 30, 2005, the unrecognized net losses for our U.S. pension plan were approximately $151.7 million, up from $114.2 million at June 30, 2004. Unrecognized net loss amounts arise primarily from the effects of changes in actuarial assumptions, as well as differences between expected and actual returns on plan assets, and are being systematically recognized in future net periodic pension expense in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers Accounting for Pensions." Amortization of total unrecognized net losses at June 30, 2005, is expected to increase net periodic pension expense by approximately $4 million in each fiscal year over the next twelve years.

The decrease in our discount rate assumption is expected to increase our net periodic pension expense for our U.S. pension plan by approximately $3.0 million in fiscal 2006 compared to fiscal 2005. A one percentage point increase or decrease in the discount rate for fiscal 2006 would decrease or increase our net periodic pension expense by approximately $2 million. A one percentage point increase or decrease in the expected rate of return on our pension assets for fiscal 2006 would also decrease or increase our net periodic pension expense by approximately $2 million. We do not generally fund pension plans when our contributions would not be tax deductible. In fiscal 2005, we did not make any contributions to the U.S. plan. As of June 30, 2005, we did not expect to fund the U.S. plan in fiscal 2006 as no contributions are expected to be required under the Employee Retirement Income Security Act ("ERISA") regulations due to the level of contributions made in previous fiscal years. Our estimate of annual contributions is based on significant assumptions, such as pension plan benefit levels, tax deductibility, interest rate levels and the amount and timing of asset returns. Actual contributions could differ from this estimate.

Allocation of Purchase Price to Acquired Assets and Liabilities in Business Combinations

The cost of an acquired business is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess fair value using a variety of methods, including the use of independent appraisers, present value models, and estimation of current selling prices and replacement values. Amounts recorded as intangible assets, including acquired in-process research and development, or IPR&D, are based on assumptions and estimates regarding the amount and timing of projected revenues and costs, appropriate risk-adjusted discount rates, as well as assessing the competition's ability to commercialize products before we can. Also, upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes. Actual results may vary from projected results.

Exit or Disposal Activities

From time to time, we may undertake actions to improve profitability and cash flow performance, as appropriate. We record a liability for costs associated with an exit or disposal activity when the liability is incurred, as required under SFAS No. 146, "Accounting for Exit or Disposal Activities." Prior to adoption of SFAS No. 146 in January 2003, we expensed costs related to exit or disposal activities that did not benefit future periods upon approval of the plan by management. Costs incurred under an exit or disposal activity could include estimates of severance and termination benefits, facility-related expenses, elimination or reduction of product lines, asset-related write-offs, and termination of contractual obligations, among other items. We will periodically review these cost estimates and adjust the liability, as appropriate.

Allocations to the Applied Biosystems Group, the Celera Genomics Group, and Celera Diagnostics

The attribution of the assets, liabilities, revenues and expenses to the Applied Biosystems group, the Celera Genomics group, or Celera Diagnostics is primarily based on specific identification of the businesses included in each segment. Where specific identification is not practical, other methods and criteria, which require the use of judgments and estimates, are used that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each segment.

It is not practical to specifically identify the overhead portion of corporate expenses attributable to each of the businesses. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, or revenues attributable to each business.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is generally based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

The Applied Biosystems group contributed, among other things, its molecular diagnostics business to Celera Diagnostics as part of its initial contribution to the joint venture. The Celera Genomics group contributed, among other things, access to its genome databases. The Celera Genomics group and the Applied Biosystems group account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100% of the initial cash operating losses, up to $300 million, in its statements of operations as loss from joint venture. The Applied Biosystems group reimburses the Celera Genomics group for all tax benefits generated by Celera Diagnostics to the extent such tax benefits are utilized by the Applied Biosystems group. The Celera Genomics group and the Applied Biosystems group will share operating losses incurred by Celera Diagnostics in excess of $300 million equally. Celera Diagnostics has accumulated cash operating losses of approximately $148 million through June 30, 2005. Celera Diagnostics' profits, if any, will be shared in the ratio of 65% to the Celera Genomics group and 35% to the Applied Biosystems group until such time as the Celera Genomics group is reimbursed for any excess funding of initial losses after consideration of tax reimbursements received from the Applied Biosystems group. Once the excess funding is reimbursed, Celera Diagnostics' profits will be shared equally between the groups. Refer to Note 14 to our consolidated financial statements for more information regarding Celera Diagnostics.

Our board of directors may modify, rescind, or adopt additional management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to the businesses at its sole discretion at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

A decision to modify or rescind the management and allocation policies, or adopt additional policies, could have different effects on holders of Applera–Applied Biosystems stock and holders of Applera–Celera Genomics stock or could result in a benefit or detriment to one class of stockholders compared to the other class.

Events Impacting Comparability

We are providing the following information for the fiscal years ended June 30 on some actions taken by us or events that occurred in the periods indicated. We describe the effect of these items on our reported earnings for the purpose of providing you with a better understanding of our on-going operations. You should consider these items when making comparisons to past performance and assessing prospects for future results.

(Dollar amounts in millions)	2003	2004	**2005**
Severance and benefit costs	$(22.9)	$ (6.3)	**$(24.7)**
Excess lease space			**(10.0)**
Asset impairments		(36.1)	**(0.8)**
Office closures	(1.4)		
Reduction of expected costs	4.3	0.6	**1.1**
Total employee-related charges, asset impairments, and other	$(20.0)	$(41.8)	**$(34.4)**
Other events impacting comparability:			
Impairment of inventory recorded in cost of sales	$ (9.5)	$ (1.2)	**$ (1.7)**
Asset dispositions and litigation settlements	25.8	6.7	**38.2**
Investment gains		36.0	
Tax items	27.8		**25.7**

Employee-Related Charges, Asset and Goodwill Impairments, and Other

The following charges have been recorded in the consolidated statements of operations in employee-related charges, asset impairments and other, except as noted.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded pre-tax charges consisting of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Excess Lease Space	Asset Impairments	Total
First quarter	**$ 7.3**	**$ —**	**$ —**	**$ 7.3**
Second quarter	**2.9**	**2.3**		**5.2**
Fourth quarter	**11.6**	**6.2**	**2.6**	**20.4**
Total charges	**21.8**	**8.5**	**2.6**	**32.9**
Cash payments	**10.5**	**0.2**		**10.7**
Non-cash charges		**5.2**	**1.9**	**7.1**
Reduction of expected costs	**0.3**			**0.3**
Balance at June 30, 2005	**$11.0**	**$3.1**	**$0.7**	**$14.8**

The fiscal 2005 severance charges reflect the Applied Biosystems group's decision to reduce and rebalance its workforce and were implemented as a result of a strategic and operational analysis conducted by management. The positions eliminated are primarily in the areas of R&D, manufacturing, marketing, and operations. These actions are intended to allow us to expand personnel in other functional areas including field sales and support, manufacturing quality, and advanced research, as well as better align our resources with the needs of our customers. Additionally, the severance charges recorded in the first and second quarters related, in part, to staff reductions intended to integrate the Applied Biosystems MALDI TOF product line into the Applied Biosystems/MDS Sciex Instruments joint venture with MDS Inc. We believe these actions will improve operational efficiency and quality, while assuring that our R&D spending remains aligned with our strategic initiatives.

As of June 30, 2005, all of the employees affected by the first and second quarter staff reductions had been terminated. In addition, as of June 30, 2005, substantially all of the affected employees related to the fourth quarter staff reduction had been notified and the majority will be terminated or will no longer be actively employed by the end of the first quarter of fiscal 2006. Through June 30, 2005, we made cash payments of $7.2 million related to the first quarter termination charge, $2.3 million related to the second quarter termination charge, and $1.0 million related to the fourth quarter termination charge. In regards to the excess lease space charges, through June 30, 2005, we made cash payments of $0.2 million related to the second quarter charge. These cash expenditures were funded by cash provided by operating activities. In the third quarter of fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.1 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the first quarter of fiscal 2005. In the fourth quarter of fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.2 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the second quarter of fiscal 2005. The remaining cash expenditures associated with the employee terminations of approximately $11 million are expected to be disbursed by the end of the third quarter of fiscal 2006. The savings from these actions are expected to be used to expand personnel during fiscal 2006 in other functional areas including field sales and support, manufacturing quality, and advanced research. Augmenting and upgrading skills in these critical functions should support higher levels of sales over time.

The excess lease space charges represented the estimated cost of excess lease space less estimated future sublease income for certain leased facilities in Massachusetts and California whose leases extend through fiscal years 2007 to 2011. The asset impairment charges taken in the fourth quarter related to the write-down in value of the Applied Biosystems group's facilities in San Jose, California and Houston, Texas. See Note 7 to our consolidated financial statements for more information on our California facility.

During fiscal 2005, the Celera Genomics group recorded pre-tax charges totaling $4.5 million related to our decision to discontinue promotion of products and most operations of Paracel, Inc., a business we acquired in fiscal 2000. Paracel developed high-performance genomic data and text analysis systems for the pharmaceutical, biotechnology, information services, and government markets. Since the focus of the Celera Genomics group had shifted to therapeutic discovery and development, Paracel was no longer deemed strategic to the overall business. The charge consisted of $1.1 million for severance and benefit costs, $1.7 million for excess facility lease expenses and asset impairments, and $1.7 million in cost of sales for the impairment of Paracel inventory. The charge for excess facility lease expenses and asset impairments was primarily for a revision to an accrual initially recorded in fiscal 2002 for the estimated cost of excess facility space for a lease that extends through fiscal 2011 and to write off related fixed assets.

As of March 31, 2005, the majority of the affected Paracel employees had been terminated. Substantially all cash payments related to these terminations were made as of June 30, 2005. During fiscal 2005, we made cash payments of $2.1 million related to the excess lease space charge. The cash expenditures were funded by available cash. Although the Celera Genomics group anticipates modest expenses related to the closure of the Paracel business and completion of remaining service obligations during fiscal 2006, these amounts are not expected to have a material impact on future operating results.

In the fourth quarter of fiscal 2005, the Celera Genomics group recorded a pre-tax charge of $3.4 million related to the Online/Information Business, an information products and service business. As previously announced, the Celera Genomics group realigned its organization to focus on therapeutic discovery and development and as part of this realignment, the Online/Information Business was determined to be a non-strategic business. In fiscal 2002, the Celera Genomics group entered into an agreement pursuant to which the Applied Biosystems group became the exclusive distributor of the Online/Information Business (see Note 14 to our consolidated financial statements for more information).

The pre-tax charge of $3.4 million consisted of $1.8 million for severance and benefit costs and $1.6 million for asset impairments, primarily related to information-technology leases. As of June 30, 2005, all affected employees had been notified and all are expected to be terminated by the end of the first quarter of fiscal 2006. The majority of the cash expenditures related to this action are expected to be disbursed by the end of December 2005. No significant cash payments associated with this action were made through June 30, 2005. The impact of the Celera Genomics group's determination that the Online/Information Business was not strategic and its subsequent agreement with the Applied Biosystems group has been reflected in the Celera Genomics group's financial results over the past several years.

Fiscal 2004

During fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $6.3 million for employee terminations. The savings resulting from this action are expected to be used to support the businesses that are driving the Applied Biosystems group's revenue growth, including through the hiring of additional appropriately-skilled employees. All cash payments were made by March 31, 2005. The cash payments were funded primarily from cash provided by operating activities.

In the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $14.9 million for the impairment of patents and acquired technology related to Boston Probes, Inc., a business we acquired in fiscal 2002. As a result of a strategic and operational review, we determined, during the fourth quarter of fiscal 2004, that the intellectual property was not expected to lead to feasible commercialization of the products that we had originally envisioned when we purchased Boston Probes. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge represented the amount by which the carrying amount of the assets exceeded their fair value. The fair value was based on estimated undiscounted future cash flows relating to the existing service potential of those assets.

Additionally in the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $4.4 million for asset write-downs and other expenses related to the decision to transfer the 8500 Affinity Chip Analyzer product line to HTS Biosystems, Inc., its development partner for this product line. The $4.4 million charge consisted of $3.2 million for write-downs of fixed assets and other charges and $1.2 million for the impairment of inventory recorded in cost of sales. The Applied Biosystems group had entered into a collaboration and commercialization agreement for this product line with HTS Biosystems in fiscal 2002. As a result of a change in strategic direction and focus at the Applied Biosystems group, as determined during the previously mentioned review, we determined that the inventory and fixed assets related to this product line had no net realizable value. Additionally, we wrote off a loan and accrued the final payments based on our decision to terminate the agreement with HTS Biosystems. In fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.7 million as a result of the repayment of this loan by HTS Biosystems.

During the fourth quarter of fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, Maryland facility. As a result of this decision, we classified the related assets as assets held for sale within prepaid expenses and other current assets. In connection with the decision to sell the Rockville facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004. This charge represented the write-down of the carrying amount of the facility to its estimated market value less estimated costs to sell. The estimated market value was based on a third-party appraisal. During the fourth quarter of fiscal 2005, the Celera Genomics group completed the sale of this facility and recorded a $3.6 million pre-tax favorable adjustment to the charge recorded in fiscal 2004.

Fiscal 2003

During fiscal 2003, the Applied Biosystems group recorded pre-tax charges totaling $33.8 million for organization-wide cost reductions in response to uncertain economic conditions as well as its overall strategy to return research and development investment to more traditional levels. The $33.8 million charge consisted of $24.3 million in employee-related charges, asset impairments and other, of which $22.9 million was for severance and benefits costs and $1.4 million was for office closures. The Applied Biosystems group also recorded $9.5 million for the impairment of assets in cost of sales. As the actions for this program were implemented, we incurred lower than anticipated employee-related costs. Accordingly, the Applied Biosystems group recorded pre-tax benefits of $4.3 million in the fourth quarter of fiscal 2003, $0.6 million in the second quarter of fiscal 2004, and $0.1 million in the third quarter of fiscal 2005 for reductions in expected employee-related costs.

The severance and benefits charge related to the termination of approximately 400 employees worldwide. Positions impacted, mainly in the U.S. and Europe, were primarily within the areas of research, manufacturing, sales, marketing and administration. The workforce reduction commenced in January 2003 and substantially all of the affected employees were terminated by the end of fiscal 2004. The asset impairment charges resulted primarily from uncertainties surrounding the commercial introduction of products based on a collaboration with Illumina, Inc. and from a revised focus on products designed to offer the most efficient and newest technology with long-term earnings growth potential. The charge for office closures was primarily for one-time payments to terminate the leases of excess facilities and to write-off the fixed assets and leasehold improvements related to these facilities. These actions made funds available for new research and development programs and marketing initiatives.

The following table details the major components of the fiscal 2003 charges:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairments	Office Closures	Total
Total charges	$22.9	$9.5	$1.4	$33.8
Cash payments	14.2		0.2	14.4
Non-cash charges		9.5	0.5	10.0
Reduction of expected costs	4.3			4.3
Balance at June 30, 2003	4.4	—	0.7	5.1
Cash payments	3.0		0.5	3.5
Reduction of expected costs	0.6			0.6
Balance at June 30, 2004	0.8	—	0.2	1.0
Cash payments	**0.2**		**0.2**	**0.4**
Reduction of expected costs	**0.1**			**0.1**
Balance at June 30, 2005	**$ 0.5**	**$ —**	**$ —**	**$ 0.5**

Substantially all cash payments were made by June 30, 2004. These payments were funded primarily from cash provided by operating activities. The majority of the remaining cash payments are expected to be disbursed by fiscal 2007.

Other Events Impacting Comparability

Asset dispositions and litigation settlements

The following net gains have been recorded in the consolidated statements of operations in asset dispositions and litigation settlements.

During fiscal 2005, the Applied Biosystems group recorded a net pre-tax gain of $29.7 million for the sale of intellectual property, manufacturing inventory, and research and development assets related to the expansion of the scope of its existing joint venture in life science mass spectrometry with MDS Inc. Under the terms of the transaction, we received $8 million in cash and a $30 million note receivable for a 50% interest in intellectual property assets related to current Applied Biosystems MALDI TOF mass spectrometry systems and next-generation product-related manufacturing and research and development assets. The note receivable is due in 5 years, of which $6 million is payable in October 2006 and $8 million in each of October 2007, 2008, and 2009.

Also in fiscal 2005, the Applied Biosystems group received a payment of $8.5 million from Illumina, Inc. in connection with the termination of a joint development agreement and settlement of a patent infringement claim and a breach of contract claim.

In March 2004, the Applied Biosystems group and MDS Inc., through the Applied Biosystems/MDS Sciex Instruments joint venture, received a payment of $18.1 million from Waters Technologies Corporation in connection with the resolution of patent infringement claims between the parties. The Applied Biosystems group recorded a net gain of $6.7 million from legal settlements, including its share of the settlement between the Applied Biosystems/MDS Sciex Instruments joint venture and Waters Technologies Corporation, in the third quarter of fiscal 2004.

In March 2003, we received a ruling in favor of the Applied Biosystems group and MDS Inc. in a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation. In April 2003, the Applied Biosystems group received a payment that represented its share of the judgment proceeds on the successful completion of the lawsuit. We recorded a gain of $25.8 million, which represented the amount received, net of related fees and costs, in the fourth quarter of fiscal 2003.

Investments

The following gains have been recorded in the consolidated statements of operations in gain (loss) on investments, net, except as noted.

The Applied Biosystems group recorded pre-tax gains of $11.2 million in fiscal 2004, related primarily to the sales of minority equity investments. These investment sales resulted from management's decision to liquidate non-strategic investments.

The Celera Genomics group recorded a pre-tax gain of $24.8 million in the fourth quarter of fiscal 2004 from the sale of its investment in Discovery Partners International, Inc. ("DPI") common stock. Our investment in DPI common stock, which resulted from our acquisition of Axys Pharmaceuticals, Inc. in fiscal 2002, had been accounted for under the equity method of accounting. In fiscal 2003, based on the decline in its market capitalization, DPI re-assessed the value of its goodwill and other long-lived assets and recorded an impairment charge as a result of this re-assessment. Accordingly, the Celera Genomics group recognized a non-cash charge of $15.1 million in other income (expense), net in fiscal 2003, representing its share of the impairment charge.

Tax items

During the fourth quarter of fiscal 2005, the Applied Biosystems group recorded tax benefits of $23.5 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters. Also during the fourth quarter of fiscal 2005, the Celera Genomics group recorded a tax benefit of $2.2 million related to additional U.S. R&D tax credits.

The effective tax rate for fiscal 2003 included a reduction of the valuation allowance on deferred tax assets resulting from the expected utilization of foreign tax credits and a reduction of the income tax liability due to the settlement of overseas tax audits for $27.8 million recorded in the fourth quarter of fiscal 2003. Our worldwide valuation allowance was $86.5 million at June 30, 2003, which consisted of state deferred tax assets and foreign tax loss and foreign tax credit carryforwards. Our state deferred tax assets were subject to a full valuation allowance at June 30, 2003. The valuation allowance decrease in fiscal 2003 was due to our ability to utilize a portion of our foreign tax credits as well as our expectation that we will be able to utilize the remaining portion of those credits in the future. The fiscal 2003 reduction of the valuation allowance resulted from the implementation of a tax planning strategy to capitalize and amortize R&D expenses incurred in fiscal 2003 over a ten-year period. The deferral of these tax deductions created additional U.S. tax eligible to be offset by the available foreign tax credit carryforwards that otherwise would have expired. We have determined that implementation of this tax planning strategy was both prudent and feasible in order to utilize foreign tax credits that were due to expire. A valuation allowance has been maintained on the remaining carryforwards since we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before carryforward periods expire.

Acquired Research and Development

During fiscal 2002, the Celera Genomics group recorded a charge of $99.0 million to write-off the value of acquired IPR&D in connection with the Axys acquisition. We identified eight acquired IPR&D projects at the time of the Axys acquisition, which are either in various stages of research and development or are no longer being pursued.

Project	Status
Partnered Projects:	
Cathepsin S	Collaboration between the Celera Genomics group and Aventis Pharmaceuticals Products, Inc., now sanofi-aventis. Sanofi-aventis has informed the Celera Genomics group that it has terminated this program. Our portion of the collaboration was completed prior to fiscal 2004.
Cathepsin K	In July 2004, the Celera Genomics group received a milestone payment from Merck, the Celera Genomics group's partner for the Cathepsin K project, for the advancement of a Cathepsin K inhibitor into a Phase I clinical trial as a potential treatment for osteoporosis. Our portion of the collaboration was completed prior to fiscal 2004 and Merck will make clinical development decisions for this compound.
Tryptase	The lead compound series reacquired from Bayer in October 2002, is no longer being pursued. We are continuing to evaluate proprietary oral tryptase inhibitors for the treatment of asthma. In May 2005, the Celera Genomics group announced that one of its tryptase inhibitors showed efficacy in treating allergic asthma in mice.
Proprietary Projects:	
Factor VIIa	The Celera Genomics group has identified a lead compound and has advanced its Factor VIIa program to a stage where it is seeking a partner for further development. Factor VIIa is a proprietary project for the development of therapeutics for blood clotting disorders.
Cathepsin F, Urokinase, Serm-beta, and Factor Xa	Projects are no longer being pursued.

The continuing projects will require additional research and development efforts by the Celera Genomics group or its collaborators before any products can be marketed, if ever. These efforts include extensive pre-clinical and clinical testing and are subject to lengthy regulatory review and clearance or approval by the U.S. Food and Drug Administration ("FDA"). The nature and timing of these remaining efforts are dependent on successful testing and clearance or approval of the products as well as maintaining existing collaborative relationships and entering into new collaborative relationships. If collaboration partners terminate or elect to cancel their agreements or otherwise fail to conduct their collaborative activities in a timely manner, the development process could be delayed or abandoned.

The Celera Genomics group has in the past reviewed and continues to review its proprietary pre-clinical projects. These reviews may lead to revised prioritization, resourcing and strategies to move toward clinical trials. As a result of these actions, actual results for some programs have varied, and for others in the future may vary, from the valuation assumptions established at the acquisition date.

Discussion of Applera Corporation's Consolidated Operations

Results of Continuing Operations — 2005 Compared with 2004

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
Net revenues	$1,825.2	**$1,845.1**	**1.1%**
Cost of sales	851.9	**849.7**	**(0.3%)**
Gross margin	973.3	**995.4**	**2.3%**
SG&A expenses	512.3	**525.5**	**2.6%**
R&D	354.3	**330.7**	**(6.7%)**
Amortization of intangible assets	2.9	**2.9**	
Employee-related charges, asset impairments and other	41.8	**34.4**	**(17.7%)**
Asset dispositions and litigation settlements	(6.7)	**(38.2)**	**470.1%**
Operating income	68.7	**140.1**	**103.9%**
Gain on investments, net	35.5		**(100.0%)**
Interest income, net	22.8	**28.8**	**26.3%**
Other income (expense), net	2.5	**4.5**	**80.0%**
Income before income taxes	129.5	**173.4**	**33.9%**
Provision for income taxes	14.5	**13.6**	**(6.2%)**
Income from continuing operations	$ 115.0	**$ 159.8**	**39.0%**
Percentage of net revenues:			
Gross margin	53.3%	**53.9%**	
SG&A expenses	28.1%	**28.5%**	
R&D	19.4%	**17.9%**	
Operating income	3.8%	**7.6%**	
Effective income tax rate	11%	**8%**	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2005 and 2004:

(Dollar amounts in millions)	2004	2005
Income (charge) included in income before income taxes	$(0.4)	**$ 2.1**
Provision (benefit) for income taxes	1.2	**(24.8)**

Income from continuing operations increased for fiscal 2005 primarily due to improved gross margin and lower R&D expenses at the Applied Biosystems group, partially offset by higher SG&A expenses at the Applied Biosystems group and lower revenues at the Celera Genomics group. Additionally, income from continuing operations increased for fiscal 2005 due to the impact of the previously described events impacting comparability. The net effect of foreign currency on income from continuing operations in fiscal 2005 was a benefit of approximately $14 million. Please read our discussion of segments for information on their financial results.

The favorable effects of foreign currency increased net revenues by approximately 2% during fiscal 2005. As a result, net revenues, excluding the effects of foreign currency, decreased slightly in comparison to the prior fiscal year.

- Revenues increased at the Applied Biosystems group, driven by strength in both the Real-Time PCR/Applied Genomics and Mass Spectrometry product categories, partially offset by lower revenues in the DNA Sequencing, Core PCR & DNA Synthesis, and Other Product Lines product categories.
- Net revenues decreased at the Celera Genomics group, primarily as a result of the expiration of Online/Information Business customer agreements and the discontinuation of most of the operations of Paracel during the first quarter of fiscal 2005.

Net revenues decreased 5.0% in the U.S. and 0.9% in Asia Pacific, and increased 11.1% in Europe and 9.8% in Latin America and other markets, compared with the prior fiscal year. The favorable effects of foreign currency increased revenues by approximately 4% in Europe and 2% in Asia Pacific during fiscal 2005 compared to fiscal 2004. European revenues increased due primarily to continued strong sales of the Applied Biosystems 3130 line of Genetic Analyzers and the Applied Biosystems 7300 and 7500 Real-Time PCR Systems and increased sales of human identification products. During fiscal 2005, revenues in Japan declined 5% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. Factors contributing to this decline included the continued shift of life science research funding to areas outside of sequencing and constrained spending due to anticipated lower growth in the fiscal 2006 government budget for life science research. Revenues in the U.S. decreased primarily due to reduced sales of DNA analyzers to large U.S. genome centers at the Applied Biosystems group and the expiration of Online/Information Business customer agreements and discontinuation of most of the operations of Paracel at the Celera Genomics group.

The higher gross margin percentage in fiscal 2005 compared to fiscal 2004 was due primarily to the favorable effects of foreign currency at the Applied Biosystems group as well as a decrease in both software amortization and warranty costs. Service margins at the Applied Biosystems group have improved for fiscal 2005 primarily driven by growth in volume of service contracts, as well as improved pricing on selective billable parts, labor, and service contracts. Also, strong growth in some higher margin products within the sequence detection systems, human identification, and assays product lines helped minimize the effect of the decline in DNA Sequencing instruments.

SG&A expenses for fiscal 2005 increased over the prior fiscal year due primarily to: higher employee-related and outside consultant costs of $14 million at the Applied Biosystems group; the unfavorable effects of foreign currency of approximately $9 million; and increased spending of approximately $6 million on both the development of, and enhancements to, the Applied Biosystems myScience[SM] virtual research community and e-commerce and genomics data portal (collectively known as the Applied Biosystems Portal), and a strategic business review. In fiscal 2004, the Applied Biosystems group engaged a consulting firm to assist management in an in-depth review of its entire product portfolio. The increase in fiscal 2005 was partially offset by: lower litigation-related legal expenses of approximately $8 million; lower insurance and pension costs of approximately $8 million; the discontinuation of most of the operations of Paracel; and lower Online/Information Business expenses.

R&D expenses decreased for fiscal 2005 compared to fiscal 2004 primarily as a result of the previously announced realignment of the Applied Biosystems group's R&D product portfolio, the integration of the MALDI TOF product line into the Applied Biosystems/MDS Sciex Instruments joint venture with MDS Inc., cost reductions in the Online/Information Business, and the discontinuation of most of the operations of Paracel. This decrease was partially offset by increased expenditures at the Celera Genomics group to support preclinical development activities and the hiring of additional therapeutic R&D personnel.

Interest income, net increased during fiscal 2005 compared to fiscal 2004 primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments.

Other income, net for fiscal 2005 increased in comparison to the prior fiscal year primarily due to higher benefits associated with our foreign currency risk management program in fiscal 2005 and losses recorded from equity method investments in fiscal 2004. This increase was partially offset by higher non-recurring cash receipts in fiscal 2004.

The decrease in the effective tax rate for fiscal 2005 was primarily due to benefits related to R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters in fiscal 2005. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 3 to our consolidated financial statements.

Results of Continuing Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$1,777.2	$1,825.2	2.7%
Cost of sales	849.6	851.9	0.3%
Gross margin	927.6	973.3	4.9%
SG&A expenses	455.3	512.3	12.5%
R&D	381.3	354.3	(7.1%)
Amortization of intangible assets	5.9	2.9	(50.8%)
Employee-related charges, asset impairments and other	20.0	41.8	109.0%
Asset dispositions and litigation settlements	(25.8)	(6.7)	(74.0%)
Operating income	90.9	68.7	(24.4%)
Gain (loss) on investments, net	(2.6)	35.5	
Interest income, net	29.6	22.8	(23.0%)
Other income (expense), net	(12.3)	2.5	(120.3%)
Income before income taxes	105.6	129.5	22.6%
Provision (benefit) for income taxes	(12.9)	14.5	(212.4%)
Income from continuing operations	$ 118.5	$ 115.0	(3.0%)
Percentage of net revenues:			
Gross margin	52.2%	53.3%	
SG&A expenses	25.6%	28.1%	
R&D	21.5%	19.4%	
Operating income	5.1%	3.8%	
Effective income tax (benefit) rate	(12%)	11%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2004 and 2003:

(Dollar amounts in millions)	2003	2004
Charge included in income before income taxes	$(18.8)	$(0.4)
Provision (benefit) for income taxes	(34.6)	1.2

Income from continuing operations decreased for fiscal 2004 primarily due to the impact of the previously described events impacting comparability, as well as due to higher SG&A expenses resulting primarily from increased litigation-related legal expenses, spending on the Applied Biosystems Portal, insurance and pension costs, and the unfavorable effects of foreign currency. This decrease was partially offset by revenue growth at the Applied Biosystems group from all three sources: instruments, consumables, and other sources, and lower R&D expenses, in part due to the completion of the Applera Genomics Initiative. The net effect of foreign currency on income from continuing operations in fiscal 2004 was a benefit of approximately $8 million compared to fiscal 2003.

The favorable effects of foreign currency increased net revenues by approximately 2% when comparing fiscal 2004 with fiscal 2003. As a result, net revenues, excluding the effects of foreign currency, were relatively flat with the prior fiscal year.

- Revenues increased slightly at the Applied Biosystems group, driven by strength in the Real-Time PCR/Applied Genomics and Mass Spectrometry product categories, partially offset by lower revenues in the DNA Sequencing, Core PCR & DNA Synthesis, and Other Product Lines product categories.
- The Celera Genomics group reported lower net revenues primarily as a result of the continuing expiration of Online/Information Business customer agreements.
- Celera Diagnostics' net revenues increased due to an increase in equalization payments under the profit-sharing arrangement with Abbott Laboratories and technology-related payments.

Net revenues decreased 2.0% in the U.S. and 1.1% in Asia Pacific, and increased 12.2% in Europe and 19.3% in Latin America and other markets, compared with the prior fiscal year. The favorable effects of foreign currency increased revenues by approximately 6% in Europe and 2% in Asia Pacific during fiscal 2004 compared to fiscal 2003. European revenues increased due primarily to strong sales of the 4000 Q TRAP System and Real-Time PCR/Applied Genomics instruments and consumables. Partially offsetting the increase in European revenues was an order from a large-scale genome center for a substantial number of 3730*xl* instrument systems in fiscal 2003 that was not repeated in fiscal 2004. During fiscal 2004, revenues in Japan declined 5% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. This decline primarily resulted from a disruption in traditional customer purchasing patterns due to the transition of the Applied Biosystems group's university customers to Independent Administrative Agency status. Revenues in the U.S. decreased primarily due to weaker DNA sequencing sales to large genome centers at the Applied Biosystems group and the continuing expiration of Online/Information Business customer agreements at the Celera Genomics group, partially offset by higher revenues at Celera Diagnostics.

The higher gross margin percentage in fiscal 2004 was due primarily to: additional costs related to changes in the oligo manufacturing processes made in the fourth quarter of fiscal 2003; a shift in product mix towards newer, higher margin products such as the 4000 Q TRAP, human identification products used in forensics, and the Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems; operational efficiencies; and the favorable effects of foreign currency at the Applied Biosystems group. This increase was partially offset by lower revenues in fiscal 2004 at the Celera Genomics group. In addition, fiscal 2003 gross margin was lower due to the previously discussed asset impairment charge, which reduced gross margin by less than one percentage point.

The increase in SG&A expenses, as a percentage of net revenues, in fiscal 2004 compared with fiscal 2003 was primarily due to: higher litigation-related legal expenses of approximately $19 million; increased spending of approximately $12 million on the development of, and enhancements to, the Applied Biosystems Portal; and increased insurance and pension costs of approximately $7 million. The increase was partially offset by lower employee-related costs due to the reduction in personnel at the Applied Biosystems group announced in December 2002 and lower employee-related costs and other service costs at the Celera Genomics group. In addition, the unfavorable effects of foreign currency increased fiscal 2004 SG&A expenses by approximately $15 million.

R&D expenses decreased in fiscal 2004 compared with fiscal 2003 due to the completion of the funding for the Applera Genomics Initiative, the costs of which were shared among our three businesses, lower employee-related costs due to the reduction in personnel at the Applied Biosystems group announced in December 2002, and cost reductions in the Online/Information Business at the Celera Genomics group. This decrease was partially offset by support for new product introductions at the Applied Biosystems group, increased therapeutic R&D expenditures at the Celera Genomics group, and increased spending for discovery programs and product development at Celera Diagnostics.

Interest income, net decreased in fiscal 2004, primarily due to lower average interest rates and, to a lesser extent, slightly lower average cash and cash equivalents and short-term investment balances during fiscal 2004 as compared to fiscal 2003.

Other income (expense), net in fiscal 2004 was impacted by lower losses recorded for equity method investments, including our share of the DPI impairment charge recorded in fiscal 2003 previously described, partially offset by lower benefits associated with our foreign currency risk management program.

The change in the effective tax rate was primarily due to a reduction of the valuation allowance on deferred tax assets and a reduction of the income tax liability due to the settlement of overseas tax audits, both of which were recorded in fiscal 2003, as well as changes in R&D tax credits.

Applera Corporation

Discussion of Consolidated Financial Resources and Liquidity

We had cash and cash equivalents and short-term investments of $1.4 billion at June 30, 2005, and $1.3 billion at June 30, 2004. We maintain a $200 million unsecured revolving credit agreement with four banks that matures on April 15, 2010, under which there were no borrowings outstanding at June 30, 2005. This credit agreement replaced a $50 million unsecured revolving credit agreement that was scheduled to mature in April 2005, under which there were no borrowings outstanding at June 30, 2004. Cash provided by operating activities has been our primary source of funds.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are more than adequate to satisfy our normal operating cash flow needs, planned capital expenditures, dividends, and potential share repurchases for the next twelve months and for the foreseeable future. However, if the Celera Genomics group is successful in its preclinical programs, it may require additional funds to advance these programs through the regulatory process.

In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera Corporation-Applied Biosystems stock. This authorization supplements the Applied Biosystems group's existing authority to replenish shares issued under its employee stock benefit plans. The new authorization has no time restrictions and delegates to our management discretion to purchase shares at times and prices it deems appropriate through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise. It is anticipated that repurchases will be made from time to time depending on market conditions and will be funded using the Applied Biosystems group's U.S. cash reserves and cash generated from domestic operations, as well as funds to be borrowed under our revolving credit agreement, if and when required.

(Dollar amounts in millions)	2004	**2005**
Cash and cash equivalents	$ 507.8	**$ 779.4**
Short-term investments	742.9	**645.1**
Total cash and cash equivalents and short-term investments	$1,250.7	**$1,424.5**
Total debt	6.1	
Working capital	1,326.6	**1,494.9**
Debt to total capitalization	0.3%	**—%**

During fiscal 2005, we repaid the remaining principal amount of the 8% senior secured convertible notes assumed in connection with the Axys acquisition of approximately $6 million. In fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding convertible notes. During fiscal 2003, we purchased $18.1 million of non-callable U.S. government obligations and substituted these government obligations for our shares of DPI common stock that originally collateralized the notes. The government obligations were required to be held in a trust and a portion of the proceeds from the maturation of, and interest payments on, these obligations funded the interest and principal payments under the notes. The government obligations, which matured in fiscal 2005, were classified as available-for-sale at June 30, 2004. We sold our investment in DPI stock in fiscal 2004.

Cash and cash equivalents in fiscal 2005 increased as cash generated from operating activities, which included the amount received related to the previously described patent infringement lawsuit, proceeds from the sales and maturities of short-term investments, net of purchases, and proceeds from asset sales and stock issuances for employee stock plans were only partially offset by expenditures for capital assets, debt repayment, the payment of dividends, and the repurchase of Applera-Applied Biosystems stock. Also impacting the increase in cash and cash equivalents was a $17.4 million payment made in the fourth quarter of fiscal 2004 for a patent lawsuit related to a discontinued product line. See Note 13 to our consolidated financial statements for further information. Net cash flows of continuing operations for the fiscal years ending June 30 were as follows:

(Dollar amounts in millions)	2003	2004	**2005**
Net cash from operating activities	$195.9	$194.4	**$216.4**
Net cash from investing activities	(22.1)	21.1	**52.2**
Net cash from financing activities	(22.6)	(349.7)	**11.4**
Effect of exchange rate changes on cash	29.1	12.9	**(8.9)**

Operating activities

The increase in net cash provided from operating activities of continuing operations for fiscal 2005 compared to fiscal 2004 resulted primarily from: higher income-related cash flows; the timing of vendor payments; and the funding of our U.S. pension plan of approximately $51 million in fiscal 2004. This increase was partially offset by: a lower reduction in accounts receivable balance in fiscal 2005 due to the timing of collections; the timing of royalty payments; an increase in a non-trade receivable related to the Applied Biosystems group's joint venture activities; the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries; higher severance payments in fiscal 2005; and lower cash receipts in fiscal 2005 due to the expiration of the Online/Information Business customer agreements at the Celera Genomics group. We did not fund our U.S. pension plan in fiscal 2005 as no contributions were required under ERISA regulations.

The slight decrease in net cash from operating activities of continuing operations for fiscal 2004 resulted primarily from: lower income–related cash flows, which included the amounts received in fiscal 2003 and 2004 related to previously described patent infringement lawsuits; the funding of our U.S. pension plan of approximately $51 million in fiscal 2004, an increase of approximately $44 million over the funding made in fiscal 2003; the timing of royalty and vendor payments at the Applied Biosystems group; and lower cash receipts in fiscal 2004 due to the continuing expiration of Online/Information Business customer agreements at the Celera Genomics group. This decrease was almost completely offset by improved accounts receivable collections in fiscal 2004, higher turnover of inventory in fiscal 2004, the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries at the Applied Biosystems group, and lower tax and severance and related benefits payments at the Applied Biosystems group in fiscal 2004.

Investing activities

Capital expenditures were $93.9 million in fiscal 2005, $68.4 million in fiscal 2004, and $144.4 million in fiscal 2003. Fiscal 2005 capital expenditures included $42 million to purchase several buildings at the Applied Biosystems group's Foster City, California location. Additionally, fiscal 2005 capital expenditures included purchases of production equipment, testing and laboratory equipment for the Applied Biosystems group's facilities, as well as computer equipment purchases at the Applied Biosystems group, and equipment purchases used to support the therapeutics business and improvements made to facilities at the Celera Genomics group.

Fiscal 2004 capital expenditures included: the Applied Biosystems group's facilities expansions in Pleasanton, California and Bedford, Massachusetts, including production equipment, testing and laboratory equipment for these facilities; as well as enterprise system upgrades; and equipment purchases used to support the therapeutics business at the Celera Genomics group.

Fiscal 2003 capital expenditures included the Applied Biosystems group's facilities expansions in Pleasanton, California and Bedford, Massachusetts, and capital expenditures for production equipment for these facilities; improvements made to the Celera Genomics group's therapeutics facilities and equipment purchases used to support the therapeutics business; and improvements to existing Celera Diagnostics' facilities to meet FDA requirements.

In fiscal 2005, 2004, and 2003, cash was generated from the sales and maturities of available-for-sale investments, net of purchases of available-for-sale investments. Fiscal 2005 included the maturation of non-callable U.S. government obligations, pledged as collateral for the 8% senior secured convertible notes assumed in connection with the acquisition of Axys. A portion of the proceeds from the principal and interest received from these U.S. government obligations was used to fund the interest and principal payments under the notes. Fiscal 2003 included the purchase of investments to be used as substitute collateral for the 8% senior secured convertible notes. Fiscal 2005 included approximately $7 million in proceeds received from MDS representing the first installment related to the sale of some MALDI TOF assets, net of expenses, and in the fourth quarter of fiscal 2005, the Celera Genomics group received proceeds of $42.4 million from the sale of its facilities in Rockville, Maryland. In the fourth quarter of fiscal 2004, the Celera Genomics group sold its investment in DPI and received net proceeds of approximately $32 million.

Financing activities

In fiscal 2005, we repaid the remaining principal amount of the 8% senior secured convertible notes assumed in connection with the Axys acquisition of approximately $6 million. These notes matured in October 2004. During fiscal 2004, we repurchased $10.0 million in principal amount of these notes. Fiscal 2005 included four dividend payments on Applera-Applied Biosystems stock compared to five payments in fiscal 2004. We repurchased the following shares of Applera-Applied Biosystems stock for the fiscal years ended June 30:

(Dollars and shares in millions)	Number of Shares Repurchased	Purchase Price
2003	1.1	$ 19.8
2004	15.4	325.0
2005	**0.3**	**6.1**

Contractual Obligations

Our significant contractual obligations at June 30, 2005, and the anticipated payments under these obligations were as follows:

	Payments by Period				
(Dollar amounts in millions)	Total	2006	2007 – 2008	2009 – 2010	Thereafter
Minimum operating lease payments (a)	**$139.9**	**$ 35.4**	**$41.4**	**$28.4**	**$34.7**
Purchase obligations (b)	**108.9**	**64.2**	**22.9**	**19.7**	**2.1**
Other long-term liabilities (c)	**32.6**	**2.5**	**1.1**	**0.7**	**28.3**
Total	**$281.4**	**$102.1**	**$65.4**	**$48.8**	**$65.1**

(a) Please refer to Note 9 to our consolidated financial statements for further information.

(b) Purchase obligations are entered into with various vendors in the normal course of business, and include commitments related to capital expenditures, R&D arrangements and collaborations, license agreements, and other services.

(c) We have excluded deferred revenues as they have no impact on our future liquidity. We have also excluded deferred tax liabilities and obligations connected with our pension and postretirement plans and other foreign employee-related plans, as they are not contractually fixed as to timing and amount. Please see Note 4 to our consolidated financial statements for more information on these plans.

For additional information regarding our financial obligations and commitments, see Notes 8 and 9 to our consolidated financial statements.

Discussion of Segments' Operations, Financial Resources and Liquidity

Applied Biosystems Group

Results of Continuing Operations — 2005 Compared with 2004

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
Net revenues	$1,741.1	**$1,787.1**	**2.6%**
Cost of sales	828.8	**835.5**	**0.8%**
Gross margin	912.3	**951.6**	**4.3%**
SG&A expenses	465.2	**485.7**	**4.4%**
R&D	214.2	**192.2**	**(10.3%)**
Employee-related charges, asset impairments and other	23.7	**31.8**	**34.2%**
Asset dispositions and litigation settlements	(6.7)	**(38.2)**	**470.1%**
Operating income	215.9	**280.1**	**29.7%**
Gain on investments, net	11.2		**(100.0%)**
Interest income, net	12.0	**13.9**	**15.8%**
Other income (expense), net	0.6	**3.2**	**433.3%**
Income before income taxes	239.7	**297.2**	**24.0%**
Provision for income taxes	67.4	**60.3**	**(10.5%)**
Income from continuing operations	$ 172.3	**$ 236.9**	**37.5%**
Percentage of net revenues:			
Gross margin	52.4%	**53.2%**	
SG&A expenses	26.7%	**27.2%**	
R&D	12.3%	**10.8%**	
Operating income	12.4%	**15.7%**	
Effective income tax rate	28%	**20%**	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2005 and 2004:

(Dollar amounts in millions)	2004	2005
Income (charge) included in income before income taxes	$(7.1)	**$ 6.4**
Benefit for income taxes	(1.2)	**(21.1)**

Income from continuing operations increased in fiscal 2005 primarily due to improved gross margin and lower R&D expenses, partially offset by higher SG&A expenses. Additionally, income from continuing operations increased for fiscal 2005 due to the impact of the previously described events impacting comparability. The net effect of foreign currency on income from continuing operations was a benefit of approximately $14 million in fiscal 2005 compared to the prior fiscal year.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
DNA Sequencing	$ 572.5	**$ 541.5**	**(5%)**
% of total revenues	*33%*	***30%***	
Real-Time PCR/Applied Genomics	430.9	**519.7**	**21%**
% of total revenues	*25%*	***29%***	
Mass Spectrometry	414.8	**426.8**	**3%**
% of total revenues	*24%*	***24%***	
Core PCR & DNA Synthesis (a)	202.4	**190.7**	**(6%)**
% of total revenues	*11%*	***11%***	
Other Product Lines	120.5	**108.4**	**(10%)**
% of total revenues	*7%*	***6%***	
Total	$1,741.1	**$1,787.1**	**3%**

(a) The product category Core PCR & DNA Synthesis was previously referred to as Core DNA Synthesis and PCR.

The favorable effects of foreign currency increased net revenues in fiscal 2005 by approximately 2% compared to fiscal 2004. As a result, net revenues, excluding the effects of foreign currency, increased slightly compared with the prior year period.

- Revenues in the Real-Time PCR/Applied Genomics product category increased primarily due to higher sales of consumables products. Sales of biosecurity, human identification, and TaqMan® Gene Expression Assays and Low Density Arrays products contributed significantly to the product category growth.
- Mass Spectrometry revenue growth was led by sales of our API 5000™ LC/MS/MS and 4000 Q TRAP® LC/MS/MS Systems collectively to both proteomics and small molecule customers, partially offset by lower sales of the API 4000™ LC/MS/MS System.
- DNA Sequencing revenue declined compared to the prior fiscal year, primarily as a result of decreased sales of 3730*xl*/3730 DNA Analyzers.
- The decrease in revenues from Other Product Lines for fiscal 2005 resulted primarily from lower software sales, consulting and support revenues, and instrument sales compared with the prior fiscal year.
- Revenues in the Core PCR & DNA Synthesis product category declined primarily due to decreased sales of consumables, including decreased sales to some large customers.

Revenue by sources

The following table sets forth the Applied Biosystems group's revenues by sources for the fiscal years ended June 30:

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
Instruments	$ 841.0	**$ 803.5**	**(4.5%)**
Consumables	609.2	**681.5**	**11.9%**
Other sources	290.9	**302.1**	**3.9%**
Total	$1,741.1	**$1,787.1**	**2.6%**

Instruments

For fiscal 2005, instrument revenues decreased from the prior fiscal year primarily due to reduced sales of the Applied Biosystems 3730*xl*/3730 DNA Analyzers and ABI PRISM® 3100 and 3100-Avant Genetic Analyzers in the DNA Sequencing product category. This decrease was partially offset by higher sales of the Applied Biosystems 3130 line of Genetic Analyzers, also in the DNA Sequencing product category, and higher sales in the Real-Time PCR/Applied Genomics product category, resulting primarily from the Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems, partially offset by lower sales of the ABI PRISM® 7000 System. In the Mass Spectrometry category, sales of the API 5000™ LC/MS/MS System, which began to sell commercially in the third quarter of fiscal 2005, and higher sales of the 4000 Q Trap® LC/MS/MS System were partially offset by reduced sales of the API 4000™ LC/MS/MS System.

Consumables

The increase in consumables sales in fiscal 2005 compared to fiscal 2004 primarily reflected the strength of Real-Time PCR/ Applied Genomics consumables sales. This increase resulted primarily from higher sales of biosecurity products, which included assays for the U.S. Postal Service Biohazard Detection System developed through a collaborative agreement with Cepheid as subcontractor to Northrop Grumman, human identification products used in forensics, TaqMan® Gene Expression Assays and Low Density Arrays, and other consumables products. This increase was partially offset by lower sales of Core PCR & DNA Synthesis consumables.

Other sources

Revenues from other sources, which included service and support, royalties, licenses, and contract research, increased for fiscal 2005 from fiscal 2004 primarily due to higher service revenues, partially offset by lower consulting and support and testing revenues. Included in revenues for fiscal 2005 was a $2.5 million non-recurring licensing fee for some mass spectrometry technology.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
United States	$ 809.2	**$ 781.4**	**(3.4%)**
Europe	537.8	**605.0**	**12.5%**
Asia Pacific	333.0	**333.5**	**0.2%**
Latin America and other markets	61.1	**67.2**	**10.0%**
Total	$1,741.1	**$1,787.1**	**2.6%**

The favorable effects of foreign currency increased revenues by approximately 4% in Europe and 2% in Asia Pacific during fiscal 2005 compared to fiscal 2004. Revenues increased in Europe, primarily as a result of continued strong sales of the Applied Biosystems 3130 line of Genetic Analyzers and the Applied Biosystems 7300 and 7500 Real-Time PCR Systems and increased sales of human identification products. During fiscal 2005, revenues from Japan declined approximately 4% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. Factors contributing to this decline included the continued shift of life science research funding to areas outside of sequencing and constrained spending due to anticipated lower growth in the fiscal 2006 government budget for life science research. Sales in the U.S. were negatively affected by reduced sales of DNA analyzers to large U.S. genome centers.

Gross margin, as a percentage of net revenues, increased for fiscal 2005 over the prior fiscal year due primarily to the favorable effects of foreign currency and a decrease in both software amortization and warranty costs. Service margins improved for fiscal 2005 primarily driven by growth in volume of service contracts, as well as improved pricing on selective billable parts, labor, and service contracts. Strong growth in some higher margin products within the sequence detection systems, human identification, and assays product lines helped minimize the effect of the decline in DNA Sequencing instruments.

SG&A expenses for fiscal 2005 increased compared to fiscal 2004 due primarily to: higher employee-related and outside consultant costs of approximately $14 million; the unfavorable effects of foreign currency of approximately $9 million; and increased spending of approximately $6 million on both the development of, and enhancements to, the Applied Biosystems Portal and the strategic business review. The increase in fiscal 2005 was partially offset by lower litigation-related legal expenses of approximately $8 million and lower insurance and pension costs of approximately $8 million. A significant portion of the Applied Biosystems group's legal fees related to defending the Applied Biosystems group's intellectual property assets.

R&D expenses decreased in fiscal 2005 from fiscal 2004 as a result of the previously announced realignment of the R&D product portfolio and the integration of the MALDI TOF product line into the Applied Biosystems/MDS Sciex Instruments joint venture with MDS Inc.

Interest income, net increased during fiscal 2005 compared to the prior fiscal year primarily due to higher average interest rates and higher average cash and cash equivalents.

Other income (expense), net in fiscal 2005 included higher benefits associated with our foreign currency risk management program, partially offset by lower other non-operating income in fiscal 2005 in comparison to the prior fiscal year.

The decrease in the effective tax rate for fiscal 2005 compared to fiscal 2004 was primarily due to benefits related to R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters in fiscal 2005.

Results of Continuing Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$1,682.9	$1,741.1	3.5%
Cost of sales	833.5	828.8	(0.6%)
Gross margin	849.4	912.3	7.4%
SG&A expenses	410.3	465.2	13.4%
R&D	221.2	214.2	(3.2%)
Employee-related charges, asset impairments and other	20.0	23.7	18.5%
Asset dispositions and litigation settlements	(25.8)	(6.7)	(74.0%)
Operating income	223.7	215.9	(3.5%)
Gain (loss) on investments, net	(2.3)	11.2	(587.0%)
Interest income, net	12.7	12.0	(5.5%)
Other income (expense), net	4.6	0.6	(87.0%)
Income before income taxes	238.7	239.7	0.4%
Provision for income taxes	39.1	67.4	72.4%
Income from continuing operations	$ 199.6	$ 172.3	(13.7%)
Percentage of net revenues:			
Gross margin	50.5%	52.4%	
SG&A expenses	24.4%	26.7%	
R&D	13.1%	12.3%	
Operating income	13.3%	12.4%	
Effective income tax rate	16%	28%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2004 and 2003:

(Dollar amounts in millions)	2003	2004
Charge included in income before income taxes	$ (3.7)	$(7.1)
Benefit for income taxes	(28.7)	(1.2)

Income from continuing operations decreased for fiscal 2004 primarily due to the impact of the previously described items impacting comparability, as well as due to higher SG&A expenses. This decrease was partially offset by revenue growth from all three sources: instruments, consumables, and other sources, particularly in Mass Spectrometry instruments and Real-Time PCR/Applied Genomics consumables. The net effect of foreign currency on income from continuing operations in fiscal 2004 was a benefit of approximately $8 million compared to fiscal 2003.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
DNA Sequencing	$ 631.7	$ 572.5	(9%)
% of total revenues	*37%*	*33%*	
Real-Time PCR/Applied Genomics (a)	352.5	430.9	22%
% of total revenues	*21%*	*25%*	
Mass Spectrometry (b)	355.1	414.8	17%
% of total revenues	*21%*	*24%*	
Core PCR & DNA Synthesis (c)	202.9	202.4	—%
% of total revenues	*12%*	*11%*	
Other Product Lines (a) (b)	140.7	120.5	(14%)
% of total revenues	*9%*	*7%*	
Total	$1,682.9	$1,741.1	3%

(a) A reclassification of $0.6 million was made from Other Product Lines to Real-Time PCR/Applied Genomics in fiscal 2003.
(b) A reclassification of $5.3 million was made from Other Product Lines to Mass Spectrometry in fiscal 2003.
(c) The product category Core PCR & DNA Synthesis was previously referred to as Core DNA Synthesis and PCR.

The favorable effects of foreign currency increased net revenues in fiscal 2004 by approximately 2% compared to fiscal 2003. As a result, net revenues, excluding the effects of foreign currency, slightly increased as compared to the prior fiscal year. Growth in the Real-Time PCR/Applied Genomics and Mass Spectrometry product categories were offset by a decline in sales of the Applied Biosystems 3730*xl* DNA Analyzer to large-scale genome centers and the ABI PRISM® 3100 Genetic Analyzer in the DNA Sequencing category.

The decrease in revenues from Other Product Lines for fiscal 2004 resulted primarily from lower software sales and chromatography instrument sales compared with the prior fiscal year.

Revenue by sources

The following table sets forth the Applied Biosystems group's revenues by source for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Instruments	$ 829.2	$ 841.0	1.4%
Consumables	575.4	609.2	5.9%
Other sources	278.3	290.9	4.5%
Total	$1,682.9	$1,741.1	3.5%

Instruments

Revenues from instrument sales increased in fiscal 2004 as growth in the Mass Spectrometry, led by the 4000 Q TRAP® LC/MS/MS System, and Real-Time PCR/Applied Genomics product categories were partially offset by a decline in sales of the Applied Biosystems 3730*xl* DNA Analyzer to large-scale genome centers and the ABI PRISM® 3100 Genetic Analyzer in the DNA Sequencing category. The increase in instrument sales for the Real-Time PCR/Applied Genomics product category resulted primarily from the introduction of the newly launched Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems, partially offset by lower sales of the ABI Prism® 7000 system.

Consumables

In fiscal 2004, consumables sales increased primarily due to: growth in sales of TaqMan® reagents; higher sales of human identification products used in forensics; and the increasing adoption of the Applied Biosystems TaqMan® Gene Expression Assays products for gene expression and Applied Biosystems TaqMan® SNP Genotyping Assays products for genotyping experiments (both formerly known as Assays-on-Demand™ products) in both basic research and drug discovery and development. Partially offsetting this increase were declines in sales of DNA sequencing consumables.

Other sources

Revenues from other sources, which included service and support, royalties, licenses, and consulting, increased for fiscal 2004 primarily from higher service and support revenues, partially offset by lower technology licensing fees.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
United States	$ 824.8	$ 809.2	(1.9%)
Europe	474.9	537.8	13.2%
Asia Pacific	333.1	333.0	(—%)
Latin America and other markets	50.1	61.1	22.0%
Total	$1,682.9	$1,741.1	3.5%

The favorable effects of foreign currency increased revenues by approximately 6% in Europe and 2% in Asia Pacific during fiscal 2004 compared to fiscal 2003. European revenues increased due primarily to strong sales of the 4000 Q TRAP System and Real-Time PCR/Applied Genomics instruments and consumables. Partially offsetting the increase in European revenues was an order from a large-scale genome center for a substantial number of 3730*xl* instrument systems in fiscal 2003 that was not repeated in fiscal 2004. During fiscal 2004, revenues in Japan declined 5% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. This decline primarily resulted from a disruption in traditional customer purchasing patterns due to the transition of the Applied Biosystems group's university customers to Independent Administrative Agency status. Revenues in the U.S. decreased primarily due to weaker DNA sequencing sales to large genome centers.

Gross margin, as a percentage of net revenues, increased for fiscal 2004 due primarily to: additional costs related to changes in the oligo manufacturing processes made in the fourth quarter of fiscal 2003; a shift in product mix towards newer, higher margin products such as the 4000 Q TRAP, human identification products used in forensics, and the Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR

Systems; volume increases; operational efficiencies; and the favorable effects of foreign currency. In addition, fiscal 2003 gross margin was lower due to the previously discussed asset impairment charges.

SG&A expenses, as a percentage of net revenues, increased over fiscal 2003 due primarily to: increased litigation-related legal expenses of approximately $19 million; increased spending of approximately $12 million on the development of, and enhancements to, the Applied Biosystems Portal; and increased insurance and pension costs of approximately $6 million. Partially offsetting this increase were lower employee-related costs due to the reduction in personnel announced in December 2002. In addition, the unfavorable effects of foreign currency increased fiscal 2004 SG&A expenses by approximately $15 million. A significant portion of the Applied Biosystems group's increased litigation-related legal expenses related to defending the Applied Biosystems group's intellectual property assets.

R&D expenses slightly decreased in fiscal 2004 from the prior fiscal year, resulting primarily from the completion of funding for the Applera Genomics Initiative and lower employee-related costs due to a reduction in personnel announced in December 2002, partially offset by support for new product introductions.

Interest income, net decreased during fiscal 2004 compared to the prior fiscal year primarily due to lower average interest rates, partially offset by higher average cash and cash equivalents balances during fiscal 2004.

Other income (expense), net decreased in fiscal 2004 primarily due to lower benefits associated with our foreign currency risk management program.

The increase in the effective tax rate for fiscal 2004 was primarily due to a reduction of the valuation allowance on deferred tax assets and a reduction of the income tax liability due to the settlement of overseas tax audits, both of which were recorded in fiscal 2003.

Applied Biosystems Group

Discussion of Financial Resources and Liquidity

The Applied Biosystems group had cash and cash equivalents and short-term investments of $756.2 million at June 30, 2005, and $504.9 million at June 30, 2004. We maintain a $200 million unsecured revolving credit agreement with four banks that matures on April 15, 2010, under which there were no borrowings outstanding at June 30, 2005. This credit agreement replaced a $50 million unsecured revolving credit agreement that was scheduled to mature in April 2005, under which there were no borrowings outstanding at June 30, 2004. Cash provided by operating activities has been the Applied Biosystems group's primary source of funds.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are more than adequate to satisfy the Applied Biosystems group's normal operating cash flow needs, planned capital expenditures, its share of funding of the Celera Diagnostics joint venture, dividends, and potential share repurchases for the next twelve months and for the foreseeable future.

In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera Corporation-Applied Biosystems stock. This authorization supplements the Applied Biosystems group's existing authority to replenish shares issued under its employee stock benefit plans. The new authorization has no time restrictions and delegates to our management discretion to purchase shares at times and prices it deems appropriate through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise. It is anticipated that repurchases will be made from time to time depending on market conditions and will be funded using the Applied Biosystems group's U.S. cash reserves and cash generated from domestic operations, as well as funds to be borrowed under our revolving credit agreement, if and when required.

We manage the investment of surplus cash and the issuance and repayment of short and long-term debt for the Applied Biosystems group and the Celera Genomics group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	2004	**2005**
Cash and cash equivalents	$456.3	**$756.2**
Short-term investments	48.6	
Total cash and cash equivalents and short-term investments	$504.9	**$756.2**
Working capital	592.0	**844.1**

Cash and cash equivalents in fiscal 2005 increased as cash generated from operating activities, which included the amount received related to the previously described patent infringement lawsuit, proceeds from the sale of investments, net of purchases, and proceeds from asset sales and stock issuances for employee stock plans were only partially offset by expenditures for capital assets, the funding of the Celera Diagnostics joint venture, the payment of dividends, and the repurchase of Applera–Applied Biosystems stock. Also impacting the increase in cash and cash equivalents was a $17.4 million payment made in the fourth quarter of fiscal 2004 for a patent lawsuit related to a discontinued product line. See Note 13 to our *consolidated financial statements* for further information. Net cash flows of continuing operations for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2003	2004	**2005**
Net cash from operating activities	$ 279.4	$ 289.3	**$334.3**
Net cash from investing activities	(111.6)	(76.9)	**(33.8)**
Net cash from financing activities	(40.3)	(345.5)	**8.0**
Effect of exchange rate changes on cash	29.1	12.9	**(8.9)**

Operating activities

Net cash from operating activities of continuing operations for fiscal 2005 was $45.0 million higher than in fiscal 2004. This increase resulted primarily from: higher income-related cash flows; the timing of vendor payments; and the funding of our U.S. pension plan of approximately $51 million in fiscal 2004.

This increase was partially offset by: a lower reduction in accounts receivable balance in fiscal 2005 due to the timing of collections; the timing of royalty payments; an increase in a non-trade receivable related to its joint venture activities; the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries; and higher severance payments in fiscal 2005. We did not fund our U.S. pension plan in fiscal 2005 as no contributions were required under ERISA regulations.

Net cash from operating activities of continuing operations for fiscal 2004 was $9.9 million higher than in fiscal 2003. This increase resulted primarily from: improved accounts receivable collections in fiscal 2004; higher turnover of inventory in fiscal 2004; the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries; and lower tax and severance and related benefits payments in fiscal 2004. This increase was partially offset by: lower income-related cash flows; the funding of our U.S. pension plan of approximately $51 million in fiscal 2004, an increase of approximately $44 million over the funding made in fiscal 2003; and the timing of royalty and vendor payments.

The Applied Biosystems group's days sales outstanding was 56 days at June 30, 2005, compared to 61 days at June 30, 2004, and 75 days at June 30, 2003. Inventory on hand was 2.4 months at June 30, 2005, 2.8 months at June 30, 2004, and 3.3 months at June 30, 2003.

Investing activities

Capital expenditures were $84.6 million in fiscal 2005, $60.4 million in fiscal 2004, and $131.9 million in fiscal 2003. In fiscal 2005, the Applied Biosystems group spent $42 million to purchase several buildings at its Foster City, California location. Additionally, fiscal 2005 capital expenditures included purchases of production equipment, testing and laboratory equipment for its facilities, as well as computer equipment. Fiscal 2004 capital expenditures included approximately $12 million for the expansion of facilities, primarily in Pleasanton, California and Bedford, Massachusetts, as well as purchases of production equipment, testing and laboratory equipment for these facilities, and $13 million for enterprise system upgrades. Fiscal 2003 capital expenditures included approximately $87 million for the expansion of facilities, primarily in Pleasanton, California and Bedford, Massachusetts, as well as purchases of production, tool and testing equipment for these facilities.

In fiscal 2005 and fiscal 2003, cash was generated from the sales and maturities of available-for-sale investments, net of purchases of available-for-sale investments. In fiscal 2004, however, purchases of available-for-sale investments exceeded the proceeds received from the sales and maturities of available-for-sale investments. For the three fiscal years ended June 30, 2005, the majority of the amount reported in investments in joint venture and other related to the funding of the Celera Diagnostic joint venture. Fiscal 2005 proceeds from the sale of assets included approximately $7.0 million received from MDS, representing the first installment related to the sale of some MALDI TOF assets, net of expenses.

Financing activities

Fiscal 2005 included four dividend payments on Applera-Applied Biosystems stock compared to five payments in fiscal 2004. We repurchased the following shares of Applera–Applied Biosystems stock for the fiscal years ended June 30:

(Dollars and shares in millions)	Number of Shares Repurchased	Purchase Price
2003	1.1	$ 19.8
2004	15.4	325.0
2005	**0.3**	**6.1**

Celera Genomics Group

Results of Operations — 2005 Compared with 2004

(Dollar amounts in millions)	2004	**2005**	**% Increase/ (Decrease)**
Net revenues	$ 60.1	**$ 31.0**	**(48.4%)**
Cost of sales	10.8	**6.0**	**(44.4%)**
R&D	101.4	**103.5**	**2.1%**
SG&A expenses	32.4	**26.2**	**(19.1%)**
Amortization of intangible assets	2.9	**2.9**	
Employee-related charges, asset impairments and other	18.1	**2.6**	**(85.6%)**
Operating loss	(105.5)	**(110.2)**	**4.5%**
Gain on investments, net	24.3		**(100.0%)**
Interest income, net	10.8	**14.9**	**38.0%**
Other income (expense), net	1.9	**1.3**	**(31.6%)**
Loss from joint venture	(42.0)	**(29.9)**	**(28.8%)**
Loss before income taxes	(110.5)	**(123.9)**	**12.1%**
Benefit for income taxes	53.0	**46.8**	**(11.7%)**
Net loss	$ (57.5)	**$ (77.1)**	**34.1%**
Effective income tax benefit rate	48%	**38%**	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2005 and 2004:

(Dollar amounts in millions)	2004	**2005**
Income (charge) included in income before income taxes	$6.7	**$(4.3)**
Provision (benefit) for income taxes	2.4	**(3.7)**

The higher net loss in fiscal 2005 compared to fiscal 2004 primarily resulted from lower net revenues, the decrease in the effective tax benefit rate, and the impact of previously described events impacting comparability, partially offset by lower SG&A expenses, higher net interest income, and lower losses for the Celera Diagnostics joint venture in fiscal 2005.

Revenues decreased for fiscal 2005 compared to fiscal 2004 primarily as a result of the expiration of Online/Information Business customer agreements and the discontinuation of most of the operations of Paracel during the first quarter of fiscal 2005. Under the terms of the marketing and distribution agreement between the Celera Genomics group and the Applied Biosystems group, the Celera Genomics group has not sought any new customers for its Celera Discovery System™ ("CDS") and related information products and services since June 2002, and therefore, its revenues from these products and services have declined as expected. The CDS online platform is an integrated source of information based on the human genome and other biological and medical sources. Substantially all of the existing customer contracts terminated prior to June 30, 2005.

Cost of sales in fiscal 2005 included $1.7 million related to the impairment of Paracel inventory.

R&D expenses increased in fiscal 2005 compared to fiscal 2004 primarily due to increased expenditures to support preclinical development activities and the hiring of additional therapeutic R&D personnel. These increases were partially offset by lower Online/Information Business R&D expenses and the discontinuation of most of the operations of Paracel. R&D expenses for fiscal 2005 included $0.7 million of expense related to the acceleration of the vesting of substantially all of the unvested stock options relating to Applera-Celera Genomics stock. R&D expenses for fiscal 2004 included a $1.8 million write-off of building improvements related to a reconfiguration of space in the Rockville, Maryland facility.

SG&A expenses decreased in fiscal 2005 compared to the prior fiscal year primarily due to the discontinuation of most of the operations of Paracel and lower Online/Information Business expenses resulting from lower employee-related costs and bad debt expense, partially offset by higher legal expenses.

Interest income, net increased during fiscal 2005 compared to fiscal 2004 primarily due to higher average interest rates, partially offset by lower average cash and cash equivalents and short-term investments.

The decrease in other income, net for fiscal 2005 compared to fiscal 2004 primarily resulted from higher non-recurring cash receipts in fiscal 2004 and the write-down in fiscal 2005 of an investment acquired as part of the Axys acquisition, partially offset by losses recorded from equity method investments in fiscal 2004.

The decrease in the effective income tax benefit rate for fiscal 2005 compared to the prior fiscal year was primarily attributable to a reduction of the valuation allowance in fiscal 2004, partially offset by higher R&D tax credits in fiscal 2005.

Results of Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$ 88.3	$ 60.1	(31.9%)
Cost of sales	14.1	10.8	(23.4%)
R&D	117.8	101.4	(13.9%)
SG&A expenses	33.3	32.4	(2.7%)
Amortization of intangible assets	5.9	2.9	(50.8%)
Employee-related charges, asset impairments and other		18.1	
Operating loss	(82.8)	(105.5)	27.4%
Gain (loss) on investments, net	(0.3)	24.3	
Interest income, net	16.9	10.8	(36.1%)
Other income (expense), net	(16.9)	1.9	(111.2%)
Loss from joint venture	(51.2)	(42.0)	(18.0%)
Loss before income taxes	(134.3)	(110.5)	(17.7%)
Benefit for income taxes	52.4	53.0	1.1%
Net loss	$ (81.9)	$ (57.5)	(29.8%)
Effective income tax benefit rate	39%	48%	

The following table summarizes the impact of the previously described events impacting comparability included in the financial results for fiscal 2004 and 2003:

(Dollar amounts in millions)	2003	2004
Income (charge) included in income before income taxes	$(15.1)	$6.7
Provision (benefit) for income taxes	(5.9)	2.4

The lower net loss in fiscal 2004 in comparison to fiscal 2003 resulted primarily from: lower R&D expenses in fiscal 2004; the gain on the sale of the DPI investment in fiscal 2004; the loss on the DPI equity method investment in fiscal 2003, which included our share of an impairment charge; and lower losses for the Celera Diagnostic joint venture in fiscal 2004. Partially offsetting these items were lower revenues and net interest income and the loss on the planned sale of one of our facilities in fiscal 2004.

Revenues decreased in fiscal 2004 primarily as a result of the continuing expiration of Online/Information Business customer agreements.

R&D expenses decreased in fiscal 2004 compared to the prior fiscal year due primarily to the completion of the Applera Genomics Initiative and cost reductions in the Online/Information Business. These reductions were partially offset by higher R&D expenditures for therapeutic programs.

SG&A expenses slightly decreased in fiscal 2004 compared to the prior fiscal year primarily due to lower employee-related costs and other services costs. Corporate expenses and administrative shared services allocated to the Celera Genomics group were $0.5 million lower for fiscal 2004 compared with fiscal 2003 due primarily to lower software costs and employee benefit-related expenses.

Amortization expense of intangible assets decreased in fiscal 2004 due to the completion of the amortization of some intangible assets acquired as part of the acquisition of Axys in fiscal 2002.

Interest income, net decreased during fiscal 2004 compared to the prior year period primarily due to lower average interest rates and, to a lesser extent, lower average cash and cash equivalents and short-term investments.

Other income (expense), net for fiscal 2004 included a non-recurring cash receipt of $2.0 million related to the March 2002 sale of the Celera Genomics group's animal genomics and genotyping business, partially offset by losses recorded from equity method investments in fiscal 2004. Other income (expense), net for fiscal 2003 included the loss for the DPI equity method investment, which included our share of the impairment charge previously described.

The increase in the effective income tax benefit rate for fiscal 2004 was primarily attributable to changes in R&D tax credits and a reduction in the valuation allowance.

Celera Genomics Group

Discussion of Financial Resources and Liquidity

The Celera Genomics group had cash and cash equivalents and short-term investments of $668.3 million at June 30, 2005, and $745.8 million at June 30, 2004. We maintain a $200 million unsecured revolving credit agreement with four banks that matures on April 15, 2010, under which there were no borrowings outstanding at June 30, 2005. This credit agreement replaced a $50 million unsecured revolving credit agreement that was scheduled to mature in April 2005, under which there were no borrowings outstanding at June 30, 2004.

We believe that existing funds and existing sources of debt financing are more than adequate to satisfy the Celera Genomics group's normal operating cash flow needs, planned capital expenditures, and its share of funding of the Celera Diagnostics joint venture for the next twelve months and for the foreseeable future. However, if the Celera Genomics group is successful in its preclinical programs, it may require additional funds to advance these programs through the regulatory process.

We manage the investment of surplus cash and the issuance and repayment of short and long-term debt for the Celera Genomics group and the Applied Biosystems group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	2004	**2005**
Cash and cash equivalents	$ 51.5	**$ 23.2**
Short-term investments	694.3	**645.1**
Total cash and cash equivalents and short-term investments	$745.8	**$668.3**
Total debt	6.1	
Working capital	726.8	**635.9**
Debt to total capitalization	0.6%	**—%**

During fiscal 2005, we repaid the remaining principal amount of the 8% senior secured convertible notes assumed in connection with the Axys acquisition of approximately $6 million. In fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding convertible notes. During fiscal 2003, we purchased $18.1 million of non-callable U.S. government obligations and substituted these government obligations for our shares of DPI common stock that originally collateralized the notes. The government obligations were required to be held in a trust and a portion of the proceeds from the maturation of, and interest payments on, these obligations funded the interest and principal payments under the notes. The government obligations, which matured in fiscal 2005, were classified as available-for-sale at June 30, 2004. We sold our investment in DPI stock in fiscal 2004.

Cash and cash equivalents for fiscal 2005 decreased as expenditures for operations, capital assets, the funding of the Celera Diagnostics joint venture, and debt repayment were only partially offset by proceeds from the sales and maturities of short-term investments, sale of assets and proceeds from stock issuances. Net cash flows for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2003	2004	**2005**
Net cash from operating activities	$(31.9)	$(53.9)	**$(87.6)**
Net cash from investing activities	37.9	57.1	**55.7**
Net cash from financing activities	17.7	(4.3)	**3.4**

Operating activities

Net cash used by operating activities for fiscal 2005 was $33.7 million higher than in fiscal 2004. Net cash used by operating activities for fiscal 2004 was $22.0 million higher than in fiscal 2003. The higher use of cash in both periods resulted primarily from higher net cash operating losses and lower cash receipts due to the expiration of Online/Information Business customer agreements.

Investing activities

Capital expenditures were $7.4 million in fiscal 2005 and $6.0 million in fiscal 2004 and fiscal 2003. Capital expenditures in all three fiscal years consisted primarily of equipment purchases used to support our therapeutics business and improvements made to our therapeutics facilities.

In fiscal 2005, 2004, and 2003, cash was generated from the sales and maturities of available-for-sale investments, net of purchases of available-for-sale investments. Fiscal 2005 included the maturation of non-callable U.S. government obligations, pledged as collateral for the 8% senior secured convertible notes assumed in connection with the acquisition of Axys. A portion of the proceeds from the principal and interest received from these U.S. government obligations was used to fund the interest and principal payments under the notes. Fiscal 2003 included the purchase of investments to be used as substitute collateral for the 8% senior secured convertible notes. Cash paid in connection with investments in joint venture and other, all of which related to the funding of the Celera Diagnostics joint venture, was $27.3 million in fiscal 2005, $38.7 million in fiscal 2004, and $52.3 million in fiscal 2003. In the fourth quarter of fiscal 2005, the Celera Genomics group received proceeds of $42.4 million from the sale of its facilities in Rockville, Maryland. In the fourth quarter of fiscal 2004, the Celera Genomics group sold its investment in DPI and received net proceeds of approximately $32 million.

Financing activities

During fiscal 2005, we repaid the remaining principal amount of the 8% senior secured convertible notes assumed in connection with the Axys acquisition of approximately $6 million. These notes matured in October 2004. In fiscal 2004, we repurchased $10.0 million in principal amount of these notes.

Celera Diagnostics

Results of Operations — 2005 Compared with 2004

(Dollar amounts in millions)	2004	2005	% Increase/ (Decrease)
Net revenues	$ 36.7	**$ 35.5**	**(3.3%)**
Cost of sales	20.1	**13.9**	**(30.8%)**
R&D	43.9	**37.9**	**(13.7%)**
SG&A expenses	14.7	**13.6**	**(7.5%)**
Operating loss	$(42.0)	**$(29.9)**	**(28.8%)**
Supplemental information			
Equalization revenue, net	$ 23.3	**$ 19.1**	
End-user alliance sales for all products sold primarily through Abbott Laboratories	45.9	**61.7**	

In June 2002, Celera Diagnostics and Abbott Laboratories announced a long-term strategic alliance to develop, manufacture and market a broad range of *in vitro* molecular diagnostic products, including third party products brought into the alliance. On October 1, 2002, sales responsibilities for products manufactured by Celera Diagnostics were largely transferred to Abbott.

Reported revenues decreased for fiscal 2005 compared to fiscal 2004 due to lower equalization payments and reduced revenue related to shipments to Abbott. This decrease was partially offset by an increase in technology-related revenue, including license fees and royalties from Cepheid and recognition of milestone payments from Merck associated with its target and marker collaboration related to Alzheimer's disease. Reported revenues differ from end-user sales and consist primarily of equalization payments from Abbott resulting from the profit-sharing arrangement between Abbott and Celera Diagnostics, and technology-related revenues for fiscal 2005. Fluctuation in equalization payments can lead to variability in reported revenues, gross margins and cash use from period to period due to differences in end-user sales of alliance products and operating expenses between the alliance partners.

End-user alliance sales for all products sold primarily through Abbott increased for fiscal 2005 compared to the prior fiscal year primarily due to increased sales of HCV genotyping and viral load analyte specific reagents ("ASRs"), products for Human Leukocyte Antigen ("HLA") typing, and the ViroSeq™ product. HLA-typing products detect specific DNA sequences in several HLA genes. The ViroSeq product includes reagents for identifying key mutations of the Human Immunodeficiency Virus ("HIV-1") genome.

R&D expenses decreased for fiscal 2005 compared to fiscal 2004 due to decreased spending in discovery and product development programs and for the development of an instrument platform for the alliance. R&D expenses included $1.8 million for fiscal 2005 and $4.9 million for fiscal 2004 of lease payments on instruments and purchases of consumables from the Applied Biosystems group.

SG&A expenses decreased for fiscal 2005 compared to fiscal 2004 primarily due to a $1.6 million charge recorded in fiscal 2004 related to a facility lease agreement.

Results of Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$ 20.8	$ 36.7	76.4%
Cost of sales	11.3	20.1	77.9%
R&D	49.0	43.9	(10.4%)
SG&A expenses	11.7	14.7	25.6%
Operating loss	$(51.2)	$(42.0)	(18.0%)
Supplemental information			
Equalization revenue, net	$ 10.5	$ 23.3	
End-user alliance sales for all products sold primarily through Abbott Laboratories	20.5	45.9	

The majority of reported net revenues for fiscal 2004 and 2003 consisted of equalization payments from Abbott under the profit-sharing arrangement between Abbott and Celera Diagnostics. Reported net revenues for fiscal 2004 also included technology-related revenues from the patent license agreement with Cepheid. The increase in equalization and technology-related payments primarily accounted for the increase in net revenues. Fluctuation in these equalization payments can lead to fluctuation in both reported revenues and gross margins from period to period due to differences in end-user sales of alliance products and operating expenses between the alliance partners.

End-user alliance sales for all products sold primarily through Abbott increased mostly due to higher demand for cystic fibrosis ASRs. Also impacting the results for fiscal 2004 was growth in products sourced from third parties, including products for HLA typing, and infectious disease testing products. The results for fiscal 2003 included $3.9 million of end-user sales of products manufactured by Celera Diagnostics and sold by the Applied Biosystems group during the first quarter of fiscal 2003.

Cost of sales increased in fiscal 2004 due to the increase in end-user alliance sales.

R&D expenses decreased in fiscal 2004 as a result of the completion of the Applera Genomics Initiative, partially offset by increased spending for discovery programs and product development.

SG&A expenses for fiscal 2004 increased in comparison to fiscal 2003 due to a $1.6 million charge in fiscal 2004 related to a facility lease agreement, as well as due to higher employee-related costs and depreciation expense.

Net revenues included $3.3 million of diagnostic products sold to the Applied Biosystems group during fiscal 2003 under a distribution arrangement. R&D expenses included $4.9 million of lease payments on instruments and purchases of consumables from the Applied Biosystems group for fiscal 2004 and 2003.

Market Risks

We are exposed to potential loss from exposure to market risks represented principally by changes in currency rates, interest rates, and equity prices.

We operate internationally, with manufacturing and distribution facilities in various countries throughout the world. For fiscal 2005, 2004, and 2003, we derived approximately 50% to 55% of our revenues from countries outside of the U.S., while a significant portion of the related costs were based in U.S. dollars. We anticipate that our future results will continue to be affected by market risk, including changes in political and economic conditions in foreign markets and fluctuations in currency rates, primarily the euro, Japanese yen, and British pound.

Our foreign currency risk management strategy uses derivative instruments to hedge various foreign currency forecasted revenues and intercompany transactions and to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financing and operating activities. We use forward, option, and range forward contracts to manage our foreign currency exposures. Forward contracts commit us to buy or sell a currency at a contracted rate on a specific future date. Option contracts grant us the right, but not the obligation, to buy or sell a currency at a certain rate by or on a specific future date in exchange for a fee. Option contracts provide us with an effective hedge against a negative movement in currency rates at a fixed cost. Range forward contracts consist of the simultaneous purchase and sale of options to create a range within which we can benefit from changes in currency rates. We generally use forward contracts to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. In hedging various foreign currency forecasted revenues and intercompany transactions where we have functional currency exposure, we use a combination of forward, option and range forward contracts in a cost beneficial manner. We do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives.

We performed a sensitivity analysis as of June 30, 2005. Assuming a hypothetical 10% adverse change in currency rates relative to the U.S. dollar, we calculated a hypothetical after-tax loss of $13.8 million, as compared to a hypothetical after-tax loss of $22.2 million at June 30, 2004. Our analysis included the change in value of the derivative financial instruments, along with the impact of translation on foreign currency-denominated assets and liabilities. Our analysis excluded the impact of translation of foreign currency-denominated forecasted revenues and intercompany transactions. If currency rates actually change in a manner similar to the assumed change in the foregoing calculation, the hypothetical loss calculated would be more than offset by the recognition of higher U.S. dollar equivalent foreign revenues. Actual gains and losses in the future could, however, differ materially from this analysis, based on changes in the timing and amount of currency rate movements and actual exposures and hedges.

In connection with the Axys acquisition in fiscal 2002, we assumed $26.0 million of 8% senior secured convertible notes, of which $10.0 million was repurchased in January 2002. During fiscal 2004, we repurchased an additional $10.0 million in principal amount of the outstanding notes. The remaining notes were repaid on their maturity date in fiscal 2005.

We do not hedge our equity positions in other companies or our short-term investments. Our exposure on these instruments is limited to changes in quoted market prices. The fair value of our minority equity positions in other companies was approximately $11 million at June 30, 2005, as compared to $16 million at June 30, 2004.

Impact of Inflation and Changing Prices

Inflation and changing prices are continually monitored. We attempt to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic consolidated operations and resulting financial position.

Recently Issued Accounting Standards

See Note 1 to our consolidated financial statements for a description of the effect of recently issued accounting pronouncements.

Outlook

Applied Biosystems Group

The Applied Biosystems group believes that its fiscal 2006 outlook and financial performance will be affected by, among other things: the introduction and adoption of new products; the level of commercial investments in life science R&D; the level of government funding for life science research; the outcome of pending litigation matters; competitive product introductions and pricing; purchase patterns from large genome centers for DNA sequencing instruments and consumables; and the success of the Applied Biosystems group's expanded licensing program for PCR technology.

Subject to the inherent uncertainty associated with these factors, the Applied Biosystems group has the following expectations regarding its financial performance for fiscal 2006:

- Annual revenue growth for fiscal 2006 is anticipated to be in the low single digits. This outlook includes the impact of currency, which at current exchange rates is expected to reduce reported revenue growth by approximately 1%. Revenues are expected to increase for both instruments and consumables. The Applied Biosystems group anticipates revenue growth in the Real-Time PCR/Applied Genomics and Mass Spectrometry product categories and revenue declines in the DNA Sequencing and Core PCR & DNA Synthesis categories. Revenues in the Other Product Lines category are expected to approximately equal those in fiscal 2005. Quarterly year-over-year revenue changes may be different from our annual expectations due to a variety of factors, including the timing of customer orders and disbursements of government funding.

- The Applied Biosystems group anticipates fiscal 2006 gross margin to equal, or slightly exceed, the fiscal 2005 gross margin of 53.2%. Consistent with the decision taken during the fourth quarter of fiscal 2005 to rebalance resources, total operating expenses are expected to be slightly higher in fiscal 2006 compared to the prior year, as higher SG&A expense as a percent of total revenues is expected to be approximately offset by lower R&D expense as a percent of total revenues. The Applied Biosystems group expects operating margin to increase modestly from the fiscal 2005 level, excluding events impacting comparability in both fiscal years.
- The Applied Biosystems group expects the effective tax rate for fiscal 2006 to be approximately 30%, compared to 28% in fiscal 2005. Factors contributing to the anticipated increase in the effective tax rate include the phase out of export tax benefits and a change in the mix of U.S. versus foreign income. We continue to analyze certain product manufacturing alternatives that could impact the tax rate. Independent of the expected effective tax rate, we anticipate that several outstanding tax matters in multiple taxing jurisdictions may be resolved in our favor during fiscal 2006.
- Excluding the fiscal 2005 events impacting comparability previously mentioned, the Applied Biosystems group expects earnings per share for fiscal 2006 to increase at or slightly above the annual revenue growth rate. In addition, the Applied Biosystems group believes that earnings per share would increase at a low double digit rate over the fiscal 2005 level, excluding the anticipated effects of currency, the expensing of stock options now required under SFAS No. 123, "Share-Based Payment (revised 2004)," and the increase in the effective tax rate.
- Capital spending for fiscal 2006 is expected to be in the range of $50-60 million.

The Applied Biosystems group continues to develop a plan to repatriate cash balances held outside the U.S. during fiscal 2006 consistent with the repatriation provision of the Jobs Act.

The Applied Biosystems group derives some rights to PCR technology under a series of agreements with Roche, which own some of the patents covering the PCR process. The Applied Biosystems group receives royalties from third-party sales of products incorporating this technology through a series of licensing programs that it has established for industry access to some of its intellectual property. The first of these patents expired in March 2005 in the U.S., and will expire in March 2006 in Europe and some other jurisdictions. As further discussed in the following paragraph, the Applied Biosystems group believes that reduced PCR royalties resulting from the expiration of these patents should be offset to a substantial degree by income from real-time PCR and other PCR-related technologies that it owns or licenses.

The agreements with Roche, and the Applied Biosystems group's and Roche's rights to and commercialization of PCR technology, were previously the subject of litigation and arbitration proceedings. In May 2005, the Applied Biosystems group reached definitive agreement with Roche to settle all of these outstanding legal proceedings, as described under Item 3. "Legal Proceedings" in Part I of our Form 10-K Annual Report for fiscal 2005. The parties subsequently sought and received dismissal of the litigation and arbitration proceedings. In connection with the settlement, the parties amended some licenses granted by each party to the other in the research, applied, and diagnostic fields, worldwide. In addition, Applera has become the exclusive licensor of some Roche patents covering reagents, kits, and methods for practicing PCR and real-time PCR in the research and applied fields. This will allow the Applied Biosystems group to expand the existing PCR licensing program to include PCR and real-time PCR patents not previously part of its licensing program. The Applied Biosystems group believes that, if successful, the expanded licensing program should generate significant income that should substantially offset income lost from the patent expirations. The settlement also releases the Applied Biosystems group, beginning in May 2007, from its obligations to purchase some enzymes and other PCR-related reagent products from Roche under pre-existing supply agreements.

Other risks and uncertainties that may affect the Applied Biosystems group's financial performance are detailed in Item 5. "Forward-Looking Statements and Risk Factors" in Part II of our Form 10-K Annual Report for fiscal 2005.

Celera Genomics Group

The Celera Genomics group believes that its fiscal 2006 financial performance will be influenced by, among other things, the success of its internal and external R&D programs, and the financial performance of Celera Diagnostics. Additionally, the Celera Genomics group anticipates continuing to advance its small molecule pipeline and is seeking partners to maximize the value of this asset in the most cost effective manner. The Celera Genomics group also expects to continue its proteomics program and seek additional partners to maximize the therapeutic and pharmacogenomic value associated with these programs. Subject to the inherent uncertainty associated with these factors, the Celera Genomics group has the following expectations regarding its financial performance for fiscal 2006:

- Excluding the potential effects of the Celera Genomics group's partnering initiatives in fiscal 2006, the proceeds from the sale of the Rockville facility, and the Axys notes repayment in fiscal 2005, net cash use for fiscal 2006 is expected to be approximately the same as fiscal 2005. This includes an anticipated $10 to $15 million in fiscal 2006 for the Celera Genomics group's portion of the funding for the Celera Diagnostics joint venture. Revenues are expected to be in the range of $5 to $10 million, which reflects the discontinuation of the Online/Information Business.
- Excluding the potential effects of the Celera Genomics group's partnering initiatives in fiscal 2006, the Celera Genomics group anticipates R&D expenses to be in the

range of $95 to $105 million, and SG&A expenses to be in the range of $25 to $30 million. Pre-tax losses related to the Celera Diagnostics joint venture are expected to be in the range of $19 to $23 million.

- Capital spending in fiscal 2006 is anticipated to be in the range of $4 to $8 million.

Other risks and uncertainties that may affect the Celera Genomics group's financial performance are detailed in Item 5. "Forward-Looking Statements and Risk Factors" in Part II of our Form 10-K Annual Report for fiscal 2005.

Celera Diagnostics

Celera Diagnostics anticipates that its fiscal 2006 financial performance will be affected by, among other things: continued growth in demand for current products, such as ASRs for cystic fibrosis and HCV; sales of new products for infectious disease testing on the Abbott m2000™ system sold through the alliance with Abbott and others in development at Celera Diagnostics; and new alliance product sales for ASRs for Fragile X and other genetic diseases. Celera Diagnostics intends to continue advancing its genomic research and its medical utility studies to create value from diagnostic testing and, together with the Celera Genomics group, to seek partnerships to leverage proteomic capabilities to identify novel targets, pharmacogenomic markers and biomarkers. Subject to the inherent uncertainty associated with these factors, Celera Diagnostics has the following expectations regarding its financial performance for fiscal 2006:

For fiscal 2006, Celera Diagnostics anticipates pre-tax losses to be in the range of $19 to $23 million, and fiscal 2006 net cash use to be in the range of $25 to $30 million, including capital spending of approximately $3 to $5 million. Total end user sales for the alliance between Celera Diagnostics and Abbott are anticipated to be in the range of $80 to $90 million.

Other risks and uncertainties that may affect Celera Diagnostics' financial performance are detailed in Item 5. "Forward-Looking Statements and Risk Factors" in Part II of our Form 10-K Annual Report for fiscal 2005.

Forward-Looking Statements

Some statements contained in this report, including the Outlook section, are forward-looking and are subject to a variety of risks and uncertainties. Similarly, the press releases we issue and other public statements we make from time to time may contain language that is forward-looking. These forward-looking statements may be identified by the use of forward-looking words or phrases such as "forecast," "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. The forward-looking statements contained in this report are based on our current expectations and those made at other times will be based on our expectations when the statements are made. We cannot guarantee that any forward-looking statements will be realized.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from anticipated results or other expectations expressed in forward-looking statements. We also note that achievement of anticipated results or expectations in forward-looking statements is subject to the possibility that assumptions underlying forward-looking statements will prove to be inaccurate. Investors should bear this in mind as they consider forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business include, but are not limited to, those described under the headings "Factors Relating to Applied Biosystems," "Factors Relating to Celera Genomics," and "Factors Relating to Celera Diagnostics, a 50/50 Joint Venture between Applied Biosystems and Celera Genomics" contained in our Form 10-K Annual Report for fiscal 2005.

Also, we note that owners of Applera-Applied Biosystems stock and Applera-Celera Genomics stock are subject to risks arising from their ownership of common stock of a corporation with two separate classes of common stock. The risks and uncertainties that arise from our capital structure, particularly our two separate classes of common stock, include, but are not limited to, those described under the heading "Risks Relating to a Capital Structure with Two Separate Classes of Common Stock" contained in our Form 10-K Annual Report for fiscal 2005.

(Dollar amounts in thousands except per share amounts) For the years ended June 30,	2003	2004	**2005**
Products	$1,405,063	$1,455,959	**$1,490,361**
Services	166,646	182,440	**205,514**
Other	205,523	186,794	**149,265**
Total Net Revenues	1,777,232	1,825,193	**1,845,140**
Products	720,388	727,635	**735,127**
Services	93,542	91,916	**95,911**
Other	35,726	32,365	**18,747**
Total Cost of Sales	849,656	851,916	**849,785**
Gross Margin	927,576	973,277	**995,355**
Selling, general and administrative	455,232	512,375	**525,457**
Research, development and engineering	381,325	354,165	**330,734**
Amortization of intangible assets	5,873	2,900	**2,900**
Employee-related charges, asset impairments and other	20,041	41,824	**34,376**
Asset dispositions and litigation settlements	(25,776)	(6,660)	**(38,172)**
Operating Income	90,881	68,673	**140,060**
Gain (loss) on investments, net	(2,615)	35,529	**(50)**
Interest expense	(1,048)	(300)	**(280)**
Interest income	30,665	23,137	**29,140**
Other income (expense), net	(12,306)	2,448	**4,473**
Income before Income Taxes	105,577	129,487	**173,343**
Provision (benefit) for income taxes	(12,903)	14,534	**13,548**
Income from Continuing Operations	118,480	114,953	**159,795**
Income (loss) from discontinued operations, net of income taxes	(16,400)	10,628	
Net Income	$ 102,080	$ 125,581	**$ 159,795**
Applied Biosystems Group (see Note 1)			
Income from Continuing Operations per Share			
Basic	$ 0.96	$ 0.84	**$ 1.21**
Diluted	$ 0.95	$ 0.83	**$ 1.19**
Income (Loss) from Discontinued Operations per Share			
Basic and diluted	$ (0.08)	$ 0.05	**$ —**
Net Income per Share			
Basic	$ 0.88	$ 0.89	**$ 1.21**
Diluted	$ 0.87	$ 0.88	**$ 1.19**
Celera Genomics Group (see Note 1)			
Net Loss per Share			
Basic and diluted	$ (1.15)	$ (0.79)	**$ (1.05)**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands except share data)

At June 30,	2004	2005
Assets		
Current assets		
Cash and cash equivalents	$ 507,870	**$ 779,401**
Short-term investments	742,871	**645,084**
Accounts receivable (net of allowances for doubtful accounts of $8,948 and $7,025, respectively)	392,170	**383,938**
Inventories, net	140,796	**126,541**
Prepaid expenses and other current assets	139,701	**152,645**
Total current assets	1,923,408	**2,087,609**
Property, plant and equipment, net	446,027	**438,398**
Other long-term assets	603,416	**638,178**
Total Assets	$2,972,851	**$3,164,185**
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 6,081	**$ —**
Accounts payable	147,995	**174,022**
Accrued salaries and wages	89,704	**91,188**
Accrued taxes on income	80,599	**77,327**
Other accrued expenses	272,389	**250,134**
Total current liabilities	596,768	**592,671**
Other long-term liabilities	195,034	**227,431**
Total Liabilities	791,802	**820,102**
Commitments and contingencies (see Note 9)		
Stockholders' Equity		
Capital stock		
Preferred stock		
Applera Corporation: $.01 par value; 10,000,000 shares authorized at June 30, 2004 and 2005; no shares issued and outstanding at June 30, 2004 and 2005		
Common stock		
Applera Corporation — Applied Biosystems stock: $.01 par value; 212,988,000 shares issued at June 30, 2004, and 213,008,000 shares issued at June 30, 2005	2,130	**2,130**
Applera Corporation — Celera Genomics stock: $.01 par value; 73,086,000 shares issued at June 30, 2004, and 74,255,000 shares issued at June 30, 2005	731	**743**
Capital in excess of par value	2,111,805	**2,132,364**
Retained earnings	441,069	**558,065**
Accumulated other comprehensive loss	(15,683)	**(41,787)**
Treasury stock, at cost	(359,003)	**(307,432)**
Total Stockholders' Equity	2,181,049	**2,344,083**
Total Liabilities and Stockholders' Equity	$2,972,851	**$3,164,185**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands) For the years ended June 30,	2003	2004	**2005**
Operating Activities of Continuing Operations			
Income from continuing operations	$ 118,480	$ 114,953	**$ 159,795**
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	146,655	125,267	**101,955**
Asset impairments	9,991	37,288	**4,647**
Provisions for excess lease space, office closures and severance costs	19,498	5,456	**25,682**
Share-based compensation programs	5,114	3,309	**6,031**
Deferred income taxes	(58,014)	(49,236)	**(34,871)**
(Gains) losses from investments and sales of assets	1,500	(35,463)	**(29,646)**
Loss from equity method investees	18,894	488	
Changes in operating assets and liabilities:			
Accounts receivable	2,949	49,338	**9,471**
Inventories	(6,847)	11,787	**13,912**
Prepaid expenses and other assets	(22,881)	(13,223)	**(14,135)**
Accounts payable and other liabilities	(39,481)	(55,529)	**(26,418)**
Net Cash Provided by Operating Activities of Continuing Operations	195,858	194,435	**216,423**
Investing Activities of Continuing Operations			
Additions to property, plant and equipment	(144,395)	(68,391)	**(93,881)**
Proceeds from maturities of available-for-sale investments	3,891,204	2,230,846	**2,022,558**
Proceeds from sales of available-for-sale investments	667,024	1,020,316	**670,062**
Purchases of available-for-sale investments	(4,425,333)	(3,196,559)	**(2,595,919)**
Purchases of long-term investments	(16,834)		
Other investments	(324)	(288)	**(371)**
Proceeds from the sale of assets, net	6,608	35,221	**49,751**
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(22,050)	21,145	**52,200**
Net Cash Provided (Used) by Operating Activities of Discontinued Operations	(3,677)	(17,738)	**338**
Financing Activities			
Net change in loans payable	(290)		
Principal payments on debt		(10,000)	**(6,000)**
Dividends	(35,567)	(43,528)	**(33,446)**
Purchases of common stock for treasury	(19,779)	(324,999)	**(6,100)**
Proceeds from stock issued for stock plans	33,047	28,801	**56,982**
Net Cash Provided (Used) by Financing Activities	(22,589)	(349,726)	**11,436**
Effect of Exchange Rate Changes on Cash	29,123	12,871	**(8,866)**
Net Change in Cash and Cash Equivalents	176,665	(139,013)	**271,531**
Cash and Cash Equivalents Beginning of Year	470,218	646,883	**507,870**
Cash and Cash Equivalents End of Year	$ 646,883	$ 507,870	**$ 779,401**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands)	Applera–Applied Biosystems Stock	Applera–Celera Genomics Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Applera–Applied Biosystems Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2002	$2,128	$710	$2,086,929	$292,690	$(91,574)	$ (65,940)	$2,224,943
Comprehensive income							
Net income				102,080			102,080
Other comprehensive income:							
Foreign currency translation adjustments					45,712		
Unrealized gain on hedge contracts, net of reclassification adjustments					13,850		
Minimum pension liability adjustment					(27,918)		
Unrealized gain on investments, net of reclassification adjustments					5,445		
Other comprehensive income					37,089		37,089
Comprehensive income							139,169
Cash dividends declared on Applera-Applied Biosystems stock				(35,519)			(35,519)
Purchase of shares for treasury stock						(19,779)	(19,779)
Issuances under stock plans		13	9,510	(4,028)		19,304	24,799
Tax benefit related to employee stock options			1,558				1,558
Share-based compensation			4,939	29		146	5,114
Balance at June 30, 2003	2,128	723	2,102,936	355,252	(54,485)	(66,269)	2,340,285
Comprehensive income							
Net income				125,581			125,581
Other comprehensive income:							
Foreign currency translation adjustments					34,044		
Unrealized gain on hedge contracts, net of reclassification adjustments					6,168		
Minimum pension liability adjustment					8,780		
Unrealized loss on investments, net of reclassification adjustments					(10,190)		
Other comprehensive income					38,802		38,802
Comprehensive income							164,383
Cash dividends declared on Applera-Applied Biosystems stock				(34,645)			(34,645)
Purchase of shares for treasury stock						(324,999)	(324,999)
Issuances under stock plans	2	8	2,348	(5,148)		32,135	29,345
Tax benefit related to employee stock options			3,372				3,372
Share-based compensation			3,149	29		130	3,308
Balance at June 30, 2004	2,130	731	2,111,805	441,069	(15,683)	(359,003)	2,181,049
Comprehensive income							
Net income				**159,795**			**159,795**
Other comprehensive income:							
Foreign currency translation adjustments					**(8,598)**		
Unrealized gain on hedge contracts, net of reclassification adjustments					**10,975**		
Minimum pension liability adjustment					**(24,610)**		
Unrealized loss on investments, net of reclassification adjustments					**(3,871)**		
Other comprehensive loss					**(26,104)**		**(26,104)**
Comprehensive income							**133,691**
Cash dividends declared on Applera-Applied Biosystems stock				**(33,446)**			**(33,446)**
Purchase of shares for treasury stock						**(6,100)**	**(6,100)**
Issuances under stock plans		**12**	**9,283**	**(9,379)**		**57,433**	**57,349**
Tax benefit related to employee stock options			**5,509**				**5,509**
Share-based compensation			**5,767**	**26**		**238**	**6,031**
Balance at June 30, 2005	**$2,130**	**$743**	**$2,132,364**	**$558,065**	**$ (41,787)**	**$(307,432)**	**$2,344,083**

See accompanying notes to Applera Corporation's consolidated financial statements.

Note 1—Accounting Policies and Practices

Organization

Applera Corporation is a life sciences company with a mission to improve human health and society by understanding and applying the power of biology to develop breakthrough research technologies, diagnostic products, and drugs. When used in these notes, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries. We are comprised of three business segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics. Please see Note 14 for more information on our segments.

Principles of Consolidation

We include the accounts of Applera and all of our majority-owned subsidiaries that we control in our consolidated financial statements. In addition, as required under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," our consolidation policy requires the consolidation of variable interest entities, or VIEs, in which we are determined to be the primary beneficiary from the date the determination is made. We have eliminated all significant intracompany transactions and balances in consolidation.

We have reclassified certain prior year amounts in the consolidated financial statements and notes for comparative purposes.

During fiscal 2005, we reclassified $20.2 million relating to fiscal 2003 and $22.7 million relating to fiscal 2004 of costs supporting our patent related activities from R&D expenses to SG&A expenses. This reclassification had no impact on net income or earnings per share.

During fiscal 2005, we began classifying all of our investments in auction rate securities as short-term investments. Prior to 2005, some of these securities were included in cash and cash equivalents. Short-term investments included $54.1 million of auction rate securities at June 30, 2004. There were no investments in auction rate securities as of June 30, 2005. This reclassification had no impact on results of operations or previously reported cash flows from operations or financing activities.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Capital Structure

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock called Applera Corporation-Applied Biosystems Group Common Stock ("Applera-Applied Biosystems stock") and Applera Corporation-Celera Genomics Group Common Stock ("Applera-Celera Genomics stock"). Applera-Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera-Celera Genomics stock is intended to reflect the relative performance of the Celera Genomics group.

Holders of Applera-Applied Biosystems stock and holders of Applera-Celera Genomics stock are stockholders of Applera. The Applied Biosystems group and the Celera Genomics group are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

Financial effects arising from one group that affect our consolidated results of operations or consolidated financial position could, if significant, affect the results of operations or financial position of the other group and the per share market price of the class of common stock relating to the other group. Any net losses of the Applied Biosystems group or the Celera Genomics group and dividends or distributions on, or repurchases of, Applera-Applied Biosystems stock or Applera-Celera Genomics stock or repurchases of preferred stock of the Company will reduce the assets of Applera legally available for payment of dividends.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Share-Based Payment (revised 2004)". Additional guidance to assist in the initial interpretation of this revised Statement was subsequently issued by the Securities Exchange Commission in Staff Accounting Bulletin ("SAB") No. 107. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (often the vesting period). The provisions of SFAS No. 123R were effective for us beginning July 1, 2005. We continued to apply the accounting provisions of Accounting Principles Board Opinion No. ("APB Opinion No.") 25, "Accounting for Stock Issued to Employees," in accounting for our share-based compensation plans through June 30, 2005.

We intend to adopt SFAS No. 123R using the modified prospective method of transition. This method will require us to apply the provisions of SFAS No. 123R to new awards and to any awards that are unvested on the effective date and will not require us to restate prior periods. Compensation cost for the unvested awards will be recognized over the remaining service period using the compensation cost calculated for our pro forma disclosures that had been required by SFAS No. 123,

Accounting for Stock-Based Compensation. Some of our share-based compensation plans have a retirement eligible provision, whereby awards granted to employees who have reached the age of 55 and who have provided five years of service, automatically vest when they retire from the Company. For these awards, we have previously followed the nominal vesting period (over a four-year service period) approach in our pro forma disclosures. On adoption of SFAS No. 123R, new awards will be subject to the non-substantive vesting period approach. Under this approach, we will recognize the compensation costs for the awards when the employee is no longer required to provide any additional service to retain the award. Additionally, SFAS No. 123R requires that estimated forfeitures be considered in determining compensation cost. As previously permitted, we recorded forfeitures when they occurred. Accordingly, we expect the adoption of SFAS No. 123R will result in us recognizing an immaterial cumulative benefit of a change in accounting principle, which will represent the difference between the pro forma expense we have disclosed to date and the compensation expense as calculated considering estimated forfeitures.

During fiscal 2005, our board of directors approved the accelerated vesting of substantially all unvested stock options. As a result, the pro forma impact to net income and earnings per share under SFAS No. 123's fair value method of accounting as reflected in this Note is not indicative of future annual expense to be recognized under the SFAS No. 123R. To the extent the Company grants more share-based compensation awards, the adoption of SFAS No. 123R may have a material impact on our consolidated financial statements.

FASB Staff Position ("FSP") No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," provides guidance under SFAS No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. We have not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP No. 109-2, we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

The Jobs Act provides for a one-time 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The maximum amount of our foreign earnings that qualify for this one-time deduction is $500 million. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. The tax on repatriated earnings will be impacted by foreign tax credits on the taxable portion of the repatriation and additional tax expense resulting from the required base period dividend needed before receiving the 85% deduction on the incremental $500 million repatriation. To qualify for the deduction, the earnings must be reinvested in the U.S. pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by its board of directors. Certain other criteria in the Jobs Act must be satisfied as well. For us, the period during which the qualifying distributions can be made is all of fiscal 2006.

Earnings (Loss) per Share

We compute basic earnings (loss) per share for each class of common stock using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. To calculate basic earnings (loss) per share for each class of common stock, we divide the earnings (losses) allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock. Diluted earnings (loss) per share is calculated using the weighted average number of outstanding shares of that class of common stock adjusted to include the dilutive effect of common stock equivalents. Dilutive common stock equivalents primarily consist of employee stock options.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings (loss) per share. This determination is generally based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied. We believe this method of allocation is systematic and reasonable. Our board of directors can, in its discretion, change the method of allocating earnings (losses) to each class of common stock at any time.

The following table presents a reconciliation of basic and diluted earnings (loss) per share for the fiscal years ended June 30:

(Amounts in millions except per share amounts)	Applied Biosystems Group			Celera Genomics Group		
	2003	2004	**2005**	2003	2004	**2005**
Income (loss) from continuing operations	$199.6	$172.3	**$236.9**	$(81.9)	$(57.5)	**$(77.1)**
Less dividends declared on common stock	35.5	34.6	**33.4**			
Undistributed earnings (loss)	$164.1	$137.7	**$203.5**	$(81.9)	$(57.5)	**$(77.1)**
Allocation of basic earnings (loss) per share						
Basic distributed earnings per share*	$ 0.17	$ 0.17	**$ 0.17**	$ —	$ —	**$ —**
Basic undistributed earnings (loss) per share	0.79	0.67	**1.04**	(1.15)	(0.79)	**(1.05)**
Total basic earnings (loss) per share from continuing operations	$ 0.96	$ 0.84	**$ 1.21**	$(1.15)	$(0.79)	**$(1.05)**
Allocation of diluted earnings (loss) per share						
Diluted distributed earnings per share*	$ 0.17	$ 0.17	**$ 0.17**	$ —	$ —	**$ —**
Diluted undistributed earnings (loss) per share	0.78	0.66	**1.02**	(1.15)	(0.79)	**(1.05)**
Total diluted earnings (loss) per share from continuing operations	$ 0.95	$ 0.83	**$ 1.19**	$(1.15)	$(0.79)	**$(1.05)**
Weighted average number of common shares						
Basic	209.0	204.6	**196.4**	71.5	72.5	**73.4**
Common stock equivalents	1.4	3.7	**2.6**			
Diluted	210.4	208.3	**199.0**	71.5	72.5	**73.4**

* Amounts represent actual dividends per share distributed.

Options to purchase stock at exercise prices greater than the average market prices of our common stocks were excluded from the computation of diluted earnings per share because the effect would have been antidilutive. Additionally, options and warrants to purchase shares of Applera-Celera Genomics stock were excluded from the computation of diluted loss per share because the effect was antidilutive. The following table presents the number of shares excluded from the diluted earnings and loss per share computations at June 30:

(Shares in millions)	2003	2004	**2005**
Applera-Applied Biosystems stock	25.7	27.2	**16.5**
Applera-Celera Genomics stock	12.3	12.8	**11.9**

Share-Based Compensation

We currently sponsor stock option plans, employee stock purchase plans, and a restricted stock plan. See Note 6 for further information. We have applied the provisions of APB Opinion No. 25 and FIN 44, "Accounting for Certain Transactions Involving Stock Compensation–An Interpretation of Accounting Principles Board Opinion No. 25" in accounting for share-based compensation plans. In accordance with APB Opinion No. 25, compensation cost for stock options was recognized in income based on the excess, if any, of the quoted market price of the stock over the exercise price of the stock options at the grant date of the award. Generally, the exercise price of stock options granted to employees equaled the fair market value of our stock prices at the date of grant. Therefore, no compensation expense was recorded. Effective July 1, 2005, we are required to adopt the provisions of SFAS No. 123R for all of our share-based compensation plans.

During fiscal 2005, our board of directors approved the accelerated vesting of substantially all unvested stock options previously awarded to employees, officers, directors, and consultants in light of the new accounting requirements of SFAS No. 123R. In order to prevent unintended personal benefits to directors, officers, and other senior management, the board imposed restrictions on any shares received through the exercise of accelerated options held by those individuals. These restrictions prevent the sale, or any other transfer, of any stock obtained through exercise of an accelerated option prior to the earlier of the original vesting date or the individual's termination of employment.

Our board of directors approved the accelerated vesting based on the belief that it was in the best interest of stockholders as it will reduce our reported compensation expense in future periods. As a result of the acceleration, during fiscal 2005, the Applied Biosystems group recorded a pre-tax charge of $1.6 million and the Celera Genomics group recorded a pre-tax charge of $1.0 million of compensation cost that represents the intrinsic value measured at the relevant acceleration dates for the estimated number of awards that, absent the accelerated vesting would have expired unexercisable. Our pro forma tables below include the acceleration of the unamortized portion of unvested stock options, which resulted in an additional pre-tax amount of approximately $98 million for the Applied Biosystems group and approximately $19 million for the Celera Genomics group for fiscal 2005.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The following tables illustrate the effect on reported income (loss) from continuing operations and earnings (loss) per share as if we had applied the fair value method of accounting for employee stock plans as required by SFAS No. 123 for the fiscal years ended June 30:

(Dollar amounts in millions)	Applera Corporation 2003	2004	**2005**
Income from continuing operations, as reported	$118.5	$115.0	**$159.8**
Add: Share-based employee compensation expense included in reported income from continuing operations, net of tax	1.1	1.9	**4.3**
Deduct: Share-based employee compensation expense determined under fair value based method, net of tax	148.7	120.9	**170.5**
Pro forma loss from continuing operations	$ (29.1)	$ (4.0)	**$ (6.4)**

(Dollar amounts in millions except per share amounts)	Applied Biosystems Group 2003	2004	**2005**	Celera Genomics Group 2003	2004	**2005**
Income (loss) from continuing operations, as reported	$199.6	$172.3	**$236.9**	$ (81.9)	$(57.5)	**$ (77.1)**
Add: Share-based employee compensation expense included in reported income (loss) from continuing operations, net of tax	0.7	1.2	**2.7**	0.4	0.7	**1.6**
Deduct: Share-based employee compensation expense determined under fair value based method, net of tax	118.8	97.6	**141.9**	29.9	23.3	**28.6**
Pro forma income (loss) from continuing operations	$ 81.5	$ 75.9	**$ 97.7**	$(111.4)	$(80.1)	**$(104.1)**
Earnings (loss) per share from continuing operations						
Basic — as reported	$ 0.96	$ 0.84	**$ 1.21**	$ (1.15)	$(0.79)	**$ (1.05)**
Basic — pro forma	$ 0.39	$ 0.37	**$ 0.50**	$ (1.56)	$(1.10)	**$ (1.42)**
Diluted — as reported	$ 0.95	$ 0.83	**$ 1.19**	$ (1.15)	$(0.79)	**$ (1.05)**
Diluted — pro forma	$ 0.39	$ 0.36	**$ 0.49**	$ (1.56)	$(1.10)	**$ (1.42)**

The weighted average fair value of our stock options granted for the fiscal years ended June 30 was:

	2003	2004	**2005**
Applera-Applied Biosystems stock options	$9.15	$12.32	**$11.15**
Applera-Celera Genomics stock options	6.49	6.05	**3.90**

We estimate the fair value of our options using the Black-Scholes option pricing model, which was developed for use in estimating the value of freely-traded options that have no vesting restrictions and are fully transferable. Similar to other option pricing models, this model requires the input of highly-subjective assumptions, including the stock price volatility. Our options have characteristics significantly different from traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the options was estimated at the grant date with the following weighted average assumptions for the fiscal years ended June 30:

	2003	2004	**2005**
Applied Biosystems Group			
Dividend yield	1.1%	0.8%	**0.9%**
Volatility	72%	71%	**62%**
Risk-free interest rate	3.0%	3.8%	**3.6%**
Expected option life in years	5	5	**5**
Celera Genomics Group			
Volatility	97%	66%	**43%**
Risk-free interest rate	3.0%	3.8%	**3.6%**
Expected option life in years	4	4	**4**

Upon adoption of the new accounting guidance under SFAS No. 123R, we will evaluate our option valuation methodologies. Prior to fiscal 2006, we determined expected volatility based on historical volatilities of our two classes of common stock. As required by SFAS No. 123R, we will review other factors in determining our expected volatility assumption. Such consideration will include using implied volatilities of current traded options or using a combination of historical and implied volatilities. The use of implied volatilities, either on a stand alone basis or as a combination with historical volatilities, will generally lead to lower expected volatility. As shown on the table above, our historical volatility has significantly decreased for both classes of common stock over the last several years.

Foreign Currency

We translate assets and liabilities of foreign operations, where the functional currency is the local currency, into U.S. dollars at the fiscal year-end currency rates. We record the related translation adjustments as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position. We translate foreign currency revenues and expenses using average currency rates prevailing during the fiscal year. Foreign currency transaction gains and losses are included in net income. Transaction gains and losses occur from fluctuations in exchange rates when assets and liabilities are denominated in currencies other than the functional currency of an entity. Net transaction gains were $3.0 million for fiscal 2003, net transaction losses were $0.6 million for fiscal 2004, and net transaction gains were $3.4 million for fiscal 2005. Net transaction gains and losses include the gains and losses on the revaluation of non-functional currency-denominated net assets offset by the losses and gains, respectively, on non-qualified hedges on these positions. See Note 10 for further information on our hedging program.

Derivative Financial Instruments

We use derivative financial instruments to minimize exposure to market risks arising from changes in currency rates. We used forward, option, and range forward contracts as our derivative financial instruments during fiscal 2004 and 2005 (see Note 10).

Cash and Cash Equivalents and Short-Term Investments

Our cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less at the date of purchase. These instruments are readily convertible into cash.

All short-term investments are classified as available-for-sale and are carried at fair value with unrealized gains and losses included as a separate component of stockholders' equity, net of any related tax effect. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is readily available for current operations should it be needed. We use the specific identification method to determine the cost of securities disposed of, with realized gains and losses recorded in other income (expense), net in the Consolidated Statements of Operations.

The fair value of short-term investments and unrealized gains (losses) at June 30, 2004 and 2005, was as follows:

(Dollar amounts in millions)	2004	2005
Certificates of deposit and time deposits	$ 13.0	**$ 18.8**
Commercial paper	69.5	**54.8**
U.S. government and agency obligations	367.6	**326.1**
Corporate bonds	188.9	**180.4**
Asset backed securities	49.8	**65.0**
Auction rate securities	54.1	
Total short-term investments	$742.9	**$645.1**
Unrealized gains on investments	$ 0.2	**$ 0.1**
Unrealized losses on investments	(1.5)	**(2.5)**

The realized gains and losses associated with our short-term investments for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2003	2004	2005
Realized gains on investments	$ 0.5	$ 0.3	**$ 0.1**
Realized losses on investments	(0.2)	(0.3)	**(0.2)**

The following table summarizes the contractual maturities of available-for-sale securities at June 30:

(Dollar amounts in millions)	2005
Less than one year	**$378.7**
Due in one to two years	**176.5**
Due in two to five years	**88.9**
Over five years	**1.0**
Total	**$645.1**

We also held securities that are classified as trading at June 30, 2004 and 2005, which were recorded at fair value with realized and unrealized gains and losses included in income. These securities are recorded in other current assets. Included in income were unrealized net gains of $2.2 million during fiscal 2004 and unrealized losses of $1.9 million during fiscal 2005.

Investments

We account for investments in business entities in which we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) using the equity method of accounting. Under the equity method of accounting, we record investments at cost and we adjust for dividends and undistributed earnings and losses. As of June 30, 2004 and 2005, we did not have any investments in VIEs.

We classify investments for which we do not have the ability to exercise significant influence as minority equity investments. We account for non-marketable minority equity investments using the cost method of accounting. We generally classify minority equity investments in public companies as available-for-sale and carry them at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We use the specific identification method to determine the cost of securities disposed of. Under the cost method of accounting, we carry investments in equity securities at cost and adjust only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

In connection with the acquisition of Axys Pharmaceuticals, Inc. in fiscal 2002, we received an approximate 30% ownership interest in Discovery Partners International, Inc. ("DPI"). The investment was accounted for under the equity method of accounting. During fiscal 2004, we sold our ownership interest in DPI common stock for a pre-tax gain of $24.8 million.

The following table provides unaudited summarized financial information on a 100% basis for DPI. Prior to the disposition of our investment in DPI, we reported the impact of DPI's financial results in our financial statements on a three-month delay. As a result, the unaudited summarized statement of operations information of DPI presented below reflects balances for the year ended March 31:

(Dollar amounts in millions)	2003
Net revenue	$ 44.0
Gross profit	5.3
Net loss	(61.0)

We recorded a $17.7 million loss for our share of DPI's losses in fiscal 2003 in other income (expense), net. Based on the decline in its market capitalization, DPI re-assessed the value of its goodwill and other long-lived assets and recorded an impairment charge as a result of this re-assessment. Included in the $17.7 million loss was a non-cash charge of $15.1 million, which represented our share of the impairment charge.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Cost is determined principally on the standard cost method for manufactured goods which approximates cost on the first-in, first-out method. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. Inventories at June 30, 2004 and 2005, included the following components:

(Dollar amounts in millions)	2004	**2005**
Raw materials and supplies	$ 52.6	**$ 45.9**
Work-in-process	7.4	**5.3**
Finished products	80.8	**75.3**
Total inventories, net	$140.8	**$126.5**

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are recorded at cost and consisted of the following at June 30, 2004 and 2005:

(Dollar amounts in millions)	2004	**2005**
Land and improvements	$101.3	**$117.6**
Buildings and leasehold improvements	284.1	**288.4**
Machinery and equipment	350.3	**306.5**
Computer software and licenses	133.6	**133.9**
Property, plant and equipment, at cost	869.3	**846.4**
Accumulated depreciation and amortization	423.3	**408.0**
Property, plant and equipment, net	$446.0	**$438.4**

We capitalize major renewals and improvements that significantly add to productive capacity or extend the life of an asset. We expense repairs, maintenance, and minor renewals and improvements as incurred. We remove the cost of assets and related depreciation from the related accounts on the balance sheet when such assets are disposed of, and any related gains or losses are reflected in current earnings.

We compute depreciation expense of owned property, plant and equipment based on the expected useful lives of the assets primarily using the straight-line method. We amortize leasehold improvements over their estimated useful lives or the term of the applicable lease, whichever is less. Useful lives are generally five to ten years for land improvements, 30 to 40 years for buildings, and three to seven years for machinery and equipment. We amortize capitalized internal-use software costs primarily over the expected useful lives, not to exceed seven years. Depreciation expense for property, plant and equipment was $112.6 million for fiscal 2003, $94.9 million for fiscal 2004, and $82.5 million for fiscal 2005. In addition, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million in fiscal 2004 related to the anticipated sale of its Rockville, Maryland facility. Upon completion of the sale in fiscal 2005, the Celera Genomics group recorded a $3.6 million pre-tax favorable adjustment to the charge previously recorded in fiscal 2004. During fiscal 2005, the Applied Biosystems group recorded $2.6 million of impairment charges related to its San Jose, California, and Houston, Texas facilities. Included in this charge was $1.9 million of property, plant and equipment. These charges are included in employee-related charges, asset impairments and other in the Consolidated Statements of Operations. See Note 2 for more information.

Capitalized Software

We capitalize and include in other long-term assets software development costs for software used in our products which are incurred from the time technological feasibility of the software is established until the software is ready for its intended use. We amortize these costs using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. Capitalized software costs, net of accumulated amortization, were $8.2 million at June 30, 2004, and $2.8 million at June 30, 2005. Amortization expense was $15.1 million in fiscal 2003, $13.6 million in fiscal 2004, and $6.9 million in fiscal 2005. We expense R&D costs and other computer software maintenance costs related to software development as incurred.

Intangible Assets

We amortize intangible assets using the straight-line method over their expected useful lives. Intangible assets at June 30, 2004 and 2005, included the following:

(Dollar amounts in millions)	Weighted Average Life	2004 Gross Carrying Amount	2004 Accumulated Amortization	2005 Gross Carrying Amount	2005 Accumulated Amortization
Patents	**8**	$25.5	$18.8	**$25.5**	**$20.7**
Acquired technology	**6**	60.1	35.5	**60.5**	**42.7**
Favorable operating leases	**4**	11.6	7.6	**11.6**	**10.5**
Total		$97.2	$61.9	**$97.6**	**$73.9**

In fiscal 2004, the Applied Biosystems group recorded $14.9 million for the impairment of patents and acquired technology related to Boston Probes, Inc., a business we acquired in fiscal 2002. This charge is included in employee-related charges, asset impairments and other in the Consolidated Statements of Operations (see Note 2).

Aggregate amortization expense for the fiscal years ended June 30, 2004 and 2005, was as follows:

(Dollar amounts in millions)	2004	2005
Applied Biosystems group	$10.1	**$ 7.0**
Celera Genomics group	2.9	**2.9**
Celera Diagnostics	2.1	**2.1**
Consolidated	$15.1	**$12.0**

With the exception of the charge discussed above, the Applied Biosystems group records a substantial portion of amortization expense in cost of sales. The Celera Genomics group records amortization expense in amortization of intangible assets and Celera Diagnostics records amortization expense in cost of sales. At June 30, 2005, we estimated annual amortization expense of our intangible assets for each of the next five fiscal years to be as shown in the following table. Future acquisitions or impairment events could cause these amounts to change.

(Dollar amounts in millions)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Consolidated
2006	**$6.8**	**$1.1**	**$2.2**	**$10.1**
2007	**5.3**		**2.0**	**7.3**
2008	**2.6**		**0.4**	**3.0**
2009	**1.6**			**1.6**
2010	**1.2**			**1.2**

Goodwill

Goodwill represents the excess purchase price over the net asset value of companies acquired. We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill.

The carrying amount of goodwill at June 30, 2004 and 2005, was $39.4 million, of which $36.7 million was allocated to the Applied Biosystems group and $2.7 million was allocated to the Celera Genomics group.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, an asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to an asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Product Warranties

We accrue warranty costs for product sales at the time of shipment based on historical experience as well as anticipated product performance. Our product warranties extend over a specified period of time ranging up to two years from the date of sale depending on the product subject to warranty. The warranties cover equipment installation, customer training, and application support. We periodically review the adequacy of our warranty reserve, and adjust, if necessary, the warranty percentage and accrual based on actual experience and estimated costs to be incurred.

The following table provides the analysis of the warranty reserve for the fiscal years ended June 30, 2004 and 2005:

(Dollar amount in millions)	2004	**2005**
Beginning of year	$ 15.1	**$ 15.9**
Accruals for warranties	30.4	**20.9**
Usage of reserve	(29.6)	**(22.8)**
End of year	$ 15.9	**$ 14.0**

Revenues

We record revenue upon entering into a final agreement with the customer that includes the specific nature and terms of the revenue-generating activity and for which collectibility is reasonably assured, which is generally at the time of shipment of products or performance of services. Concurrently, we record provisions for warranty, returns, and installation based on historical experience and anticipated product performance. Discounts are recorded as sales reductions concurrently with the applicable sale. Cash discounts are recorded as sales reductions upon our receipt of the sales proceeds. Deferred revenues consist of prepayments for service contracts and subscription agreements. Revenue is not recognized at the time of shipment of products in situations where risks and rewards of ownership are transferred to the customer at a point other than shipment due to the shipping terms, the existence of an acceptance clause, the achievement of milestones, or some return or cancellation privileges. Revenue is recognized once customer acceptance occurs or the acceptance provisions lapse. Service revenue is recognized over the period services are performed. Amounts billed to customers related to shipping and handling are included in net revenues, whereas shipping and handling costs are included in cost of sales.

In revenue arrangements with multiple deliverables, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undeliverable item, and delivery or performance of the undelivered item is probable and substantially in our control. For certain instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties.

Under sales-type or direct financing lease agreements, revenue is recognized at the time of shipment, and the difference between the gross investment in the lease and the sales price of the property is deferred and amortized over the lease term using the interest method. These transactions represent an insignificant portion of our consolidated revenues.

We recognized revenue on subscription fees for access to our on-line information databases as part of the Celera Discovery System™ ("CDS") ratably over the contracted period.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or certain technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue upon the receipt of cash or royalty statements from our licensees. In addition, we recognize up-front nonrefundable license fees when due under contractual agreement, unless we have specific continuing performance obligations requiring deferral of all or a portion of such fees.

A significant portion of Celera Diagnostics' reported net revenues consists of equalization payments from Abbott Laboratories resulting from a profit and loss sharing arrangement between Abbott and Celera Diagnostics. All revenues, costs and expenses of the alliance are shared equally by both parties through a quarterly equalization payment. The timing and nature of equalization payments can lead to fluctuations in both reported revenues and gross margins from period to period due to changes in end-user sales of alliance products and differences in relative operating expenses between the alliance partners.

Research, Development and Engineering

We expense research, development and engineering costs as incurred. Research, development and engineering expenses include salaries and benefits, supplies and materials, facilities costs, equipment depreciation, contract services, allocations of various corporate costs and other outside costs.

Supplemental Cash Flow Information

Cash paid for interest and income taxes and significant non-cash investing and financing activities for the following fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2003	2004	**2005**
Interest	$ 1.5	$ 1.3	**$ 0.2**
Income taxes	66.6	52.8	**58.0**
Significant non-cash investing and financing activities:			
Tax benefit related to employee stock options	1.6	3.4	**5.5**
Dividends declared not paid	8.9		
Issuances of restricted stock	0.2	6.6	**0.8**
Stock issued for which proceeds were in-transit		0.5	**0.9**

Note 2—Events Impacting Comparability

The following table summarizes significant charges and income for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	**2005**
Severance and benefit costs	$(22.9)	$ (6.3)	**$(24.7)**
Excess lease space			**(10.0)**
Asset impairments		(36.1)	**(0.8)**
Office closures	(1.4)		
Reduction of expected costs	4.3	0.6	**1.1**
Total employee-related charges, asset impairments, and other	$(20.0)	$(41.8)	**$(34.4)**
Other events impacting comparability:			
Impairment of inventory recorded in costs of sales	$ (9.5)	$ (1.2)	**$ (1.7)**
Asset dispositions and litigation settlements	25.8	6.7	**38.2**
Investment gains		36.0	
Tax items	27.8		**25.7**

Employee-Related Charges, Asset Impairments, and Other

The following charges have been recorded in the Consolidated Statements of Operations in employee-related charges, asset impairments and other, except as noted.

Fiscal 2003

During fiscal 2003, the Applied Biosystems group recorded pre-tax charges totaling $33.8 million for organization-wide cost reductions in response to uncertain economic conditions as well as its overall strategy to return research and development investment to more traditional levels. The $33.8 million charge consisted of $24.3 million in employee-related charges, asset impairments and other, of which $22.9 million was for severance and benefits costs and $1.4 million was for office closures. The Applied Biosystems group also recorded $9.5 million for the impairment of assets in cost of sales. As the actions for this program were implemented, we incurred lower than anticipated employee-related costs. Accordingly, the Applied Biosystems group recorded pre-tax benefits of $4.3 million in the fourth quarter of fiscal 2003, $0.6 million in the second quarter of fiscal 2004, and $0.1 million in the third quarter of fiscal 2005 for reductions in expected employee-related costs.

The severance and benefits charge related to the termination of approximately 400 employees worldwide. Positions impacted, mainly in the U.S. and Europe, were primarily within the areas of research, manufacturing, sales, marketing, and administration. The workforce reduction commenced in January 2003 and substantially all of the affected employees were terminated by the end of fiscal 2004. The asset impairment charges resulted primarily from uncertainties surrounding the commercial introduction of products based on a collaboration with Illumina, Inc. and from a revised focus on products designed to offer the most efficient and newest technology with long-term earnings growth potential. The charge for office closures was primarily for one-time payments to terminate the leases of excess facilities and to write-off the fixed assets and leasehold improvements related to these facilities.

The following table details the major components of the fiscal 2003 charges:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairments	Office Closures	Total
Total charges	$22.9	$9.5	$1.4	$33.8
Cash payments	14.2		0.2	14.4
Non-cash charges		9.5	0.5	10.0
Reduction of expected costs	4.3			4.3
Balance at June 30, 2003	4.4	—	0.7	5.1
Cash payments	3.0		0.5	3.5
Reduction of expected costs	0.6			0.6
Balance at June 30, 2004	0.8		0.2	1.0
Cash payments	**0.2**		**0.2**	**0.4**
Reduction of expected costs	**0.1**			**0.1**
Balance at June 30, 2005	**$ 0.5**	**$ —**	**$ —**	**$ 0.5**

Substantially all cash payments were made by June 30, 2004. These payments were funded primarily from cash provided by operating activities. The majority of the remaining cash payments are expected to be disbursed by fiscal 2007.

Fiscal 2004

During fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $6.3 million for employee terminations. All cash payments were made by March 31, 2005. The cash payments were funded primarily from cash provided by operating activities.

In the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $14.9 million for the impairment of patents and acquired technology related to Boston Probes, Inc., a business we acquired in fiscal 2002. As a result of a strategic and operational review, we determined, during the fourth quarter of fiscal 2004, that the intellectual property was not expected to lead to feasible commercialization of the products that we had originally envisioned when we purchased Boston Probes. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge represented the amount by which the carrying amount of the assets exceeded their fair value. The fair value was based on estimated undiscounted future cash flows relating to the existing service potential of those assets.

Additionally in the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $4.4 million for asset write-downs and other expenses related to the decision to transfer the 8500 Affinity Chip Analyzer product line to HTS Biosystems, Inc., its development partner for this product line. The $4.4 million charge consisted of $3.2 million for write-downs of fixed assets and other charges and $1.2 million for the impairment of inventory recorded in cost of sales. The Applied Biosystems group had entered into a collaboration and commercialization agreement for this product line with HTS Biosystems in fiscal 2002. As a result of a change in strategic direction and focus at the Applied Biosystems group, as determined during the previously mentioned review, we determined that the inventory and fixed assets related to this product line had no net realizable value. Additionally, we wrote off a loan and accrued the final payments based on our decision to terminate the agreement with HTS Biosystems. In fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.7 million as a result of the repayment of this loan by HTS Biosystems.

During the fourth quarter of fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, Maryland facility. As a result of this decision, we classified the related assets as assets held for sale within prepaid expenses and other current assets. In connection with the decision to sell the Rockville facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004. This charge represented the write-down of the carrying amount of the facility to its estimated market value less estimated costs to sell. The estimated market value was based on a third-party appraisal. During the fourth quarter of fiscal 2005, the Celera Genomics group completed the sale of this facility and recorded a $3.6 million pre-tax favorable adjustment to the charge recorded in fiscal 2004.

Fiscal 2005

During fiscal 2005, the Applied Biosystems group recorded pre-tax charges consisting of the following components:

(Dollar amounts in millions)	Employee-Related Charges	Excess Lease Space	Asset Impairments	Total
First quarter	**$ 7.3**	**$ —**	**$ —**	**$ 7.3**
Second quarter	**2.9**	**2.3**		**5.2**
Fourth quarter	**11.6**	**6.2**	**2.6**	**20.4**
Total charges	**21.8**	**8.5**	**2.6**	**32.9**
Cash payments	**10.5**	**0.2**		**10.7**
Non-cash charges		**5.2**	**1.9**	**7.1**
Reduction of expected costs	**0.3**			**0.3**
Balance at June 30, 2005	**$11.0**	**$3.1**	**$0.7**	**$14.8**

The fiscal 2005 severance charges reflect the Applied Biosystems group's decision to reduce and rebalance its workforce and were implemented as a result of a strategic and operational analysis conducted by management. The positions eliminated are primarily in the areas of R&D, manufacturing, marketing, and operations. These actions are intended to allow us to expand personnel in other functional areas including field sales and support, manufacturing quality, and advanced research, as well as better align our resources with the needs of our customers. Additionally, the severance charges recorded in the first and second quarters related, in part, to staff reductions intended to integrate the Applied Biosystems MALDI Time-of-Flight ("TOF") product line into the Applied Biosystems/MDS Sciex Instruments joint venture with MDS Inc. We believe these actions will improve operational efficiency and quality, while assuring that our R&D spending remains aligned with our strategic initiatives.

As of June 30, 2005, all of the employees affected by the first and second quarter staff reductions had been terminated. In addition, as of June 30, 2005, substantially all of the affected employees related to the fourth quarter staff reduction had been notified and the majority will be terminated or will no longer be actively employed by the end of the first quarter of fiscal 2006. Through June 30, 2005, we made cash payments of $7.2 million related to the first quarter termination charge, $2.3 million related to the second quarter termination charge, and $1.0 million related to the fourth quarter termination charge. In regards to the excess lease space charges, through June 30, 2005, we made cash payments of $0.2 million related to the second quarter charge. These cash expenditures were funded by cash provided by operating activities. In the third quarter of fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.1 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the first quarter of fiscal 2005. In the fourth quarter of fiscal 2005, the Applied Biosystems group recorded a pre-tax benefit of $0.2 million for a reduction in anticipated employee-related costs associated with the severance and benefit charge recorded in the second quarter of fiscal 2005. The remaining cash expenditures associated with the employee terminations of approximately $11 million are expected to be disbursed by the end of the third quarter of fiscal 2006.

The excess lease space charges represented the estimated cost of excess lease space less estimated future sublease income for certain leased facilities in Massachusetts and California whose leases extend through fiscal years 2007 to 2011. The asset impairment charges taken in the fourth quarter related to the write-down in value of the Applied Biosystems group's facilities in San Jose, California and Houston, Texas. See Note 7 for more information on our California facility.

During fiscal 2005, the Celera Genomics group recorded pre-tax charges totaling $4.5 million related to our decision to discontinue promotion of products and most operations of Paracel, Inc., a business we acquired in fiscal 2000. Paracel developed high-performance genomic data and text analysis systems for the pharmaceutical, biotechnology, information services, and government markets. Since the focus of the Celera Genomics group had shifted to therapeutic discovery and development, Paracel was no longer deemed strategic to the overall business. The charge consisted of $1.1 million for severance and benefit costs, $1.7 million for excess facility lease expenses and asset impairments, and $1.7 million in cost of sales for the impairment of Paracel inventory. The charge for excess facility lease expenses and asset impairments was primarily for a revision to an accrual initially recorded in fiscal 2002 for the estimated cost of excess facility space for a lease that extends through fiscal 2011 and to write off related fixed assets.

As of March 31, 2005, the majority of the affected Paracel employees had been terminated. Substantially all cash payments related to these terminations were made as of June 30, 2005. During fiscal 2005, we made cash payments of $2.1 million related to the excess lease space charge. The cash expenditures were funded by available cash.

In the fourth quarter of fiscal 2005, the Celera Genomics group recorded a pre-tax charge of $3.4 million related to the Online/Information Business, an information products and service business. As previously announced, the Celera

Genomics group realigned its organization to focus on therapeutic discovery and development and as part of this realignment, the Online/Information Business was determined to be a non-strategic business. In fiscal 2002, the Celera Genomics group entered into an agreement pursuant to which the Applied Biosystems group became the exclusive distributor of the Online/Information Business (see Note 14 for more information).

The pre-tax charge of $3.4 million consisted of $1.8 million for severance and benefit costs and $1.6 million for asset impairments, primarily related to information-technology leases. As of June 30, 2005, all affected employees had been notified and all are expected to be terminated by the end of the first quarter of fiscal 2006. The majority of the cash expenditures related to this action are expected to be disbursed by the end of December 2005. No significant cash payments associated with this action were made through June 30, 2005.

Other Events Impacting Comparability

Asset dispositions and litigation settlements

The following net gains have been recorded in the Consolidated Statements of Operations in asset dispositions and litigation settlements.

In March 2003, we received a ruling in favor of the Applied Biosystems group and MDS Inc. in a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation. In April 2003, the Applied Biosystems group received a payment that represented its share of the judgment proceeds on the successful completion of the lawsuit. We recorded a gain of $25.8 million, which represented the amount received, net of related fees and costs, in the fourth quarter of fiscal 2003.

In March 2004, the Applied Biosystems group and MDS Inc., through the Applied Biosystems/MDS Sciex Instruments joint venture, received a payment of $18.1 million from Waters Technologies Corporation in connection with the resolution of patent infringement claims between the parties. The Applied Biosystems group recorded a net gain of $6.7 million from legal settlements, including its share of the settlement between the Applied Biosystems/MDS Sciex Instruments joint venture and Waters Technologies Corporation.

During fiscal 2005, the Applied Biosystems group received a payment of $8.5 million from Illumina, Inc. in connection with the termination of a joint development agreement and settlement of a patent infringement claim and a breach of contract claim.

Also in fiscal 2005, the Applied Biosystems group recorded a net pre-tax gain of $29.7 million for the sale of intellectual property, manufacturing inventory, and research and development assets related to the expansion of the scope of its existing joint venture in life science mass spectrometry with MDS Inc. Under the terms of the transaction, we received $8 million in cash and a $30 million note receivable for a 50% interest in intellectual property assets related to current Applied Biosystems MALDI TOF mass spectrometry systems and next-generation product-related manufacturing and research and development assets. The note receivable is due in 5 years, of which $6 million is payable in October 2006 and $8 million in each of October 2007, 2008, and 2009.

Investments

The following gains have been recorded in the Consolidated Statements of Operations in gain (loss) on investments, net, except as noted.

The Applied Biosystems group recorded pre-tax gains of $11.2 million in fiscal 2004, related primarily to the sales of minority equity investments. These investment sales resulted from management's decision to liquidate non-strategic investments.

The Celera Genomics group recorded a pre-tax gain of $24.8 million in the fourth quarter of fiscal 2004 from the sale of its investment in Discovery Partners International, Inc. ("DPI") common stock. Our investment in DPI common stock, which resulted from our acquisition of Axys, had been accounted for under the equity method of accounting. In fiscal 2003, based on the decline in its market capitalization, DPI re-assessed the value of its goodwill and other long-lived assets and recorded an impairment charge as a result of this re-assessment. Accordingly, the Celera Genomics group recognized a non-cash charge of $15.1 million in other income (expense), net in fiscal 2003, representing its share of the impairment charge.

Tax items

The effective tax rate for fiscal 2003 included a reduction of the valuation allowance on deferred tax assets resulting from the expected utilization of foreign tax credits and a reduction of the income tax liability due to the settlement of overseas tax audits for $27.8 million recorded in the fourth quarter of fiscal 2003. Our worldwide valuation allowance was $86.5 million at June 30, 2003, which consisted of state deferred tax assets and foreign tax loss and foreign tax credit carryforwards. Our state deferred tax assets were subject to a full valuation allowance at June 30, 2003. The valuation allowance decrease in fiscal 2003 was due to our ability to utilize a portion of our foreign tax credits as well as our expectation that we will be able to utilize the remaining portion of those credits in the future. The fiscal 2003 reduction of the valuation allowance resulted from the implementation of a tax planning strategy to capitalize and amortize R&D expenses incurred in fiscal 2003 over a ten-year period. The deferral of these tax deductions created additional U.S. tax eligible to be offset by the available foreign tax credit carryforwards that otherwise would have expired. We have determined that implementation of this tax planning strategy was both prudent and feasible in order to utilize foreign tax credits that were due to expire. A valuation allowance has been maintained on the remaining carryforwards since we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before carryforward periods expire.

During the fourth quarter of fiscal 2005, the Applied Biosystems group recorded tax benefits of $23.5 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters. Also during the fourth quarter of fiscal 2005, the Celera Genomics group recorded a tax benefit of $2.2 million related to additional U.S. R&D tax credits.

Note 3—Income Taxes

Income before income taxes from continuing operations for fiscal 2003, 2004, and 2005 is summarized below:

(Dollar amounts in millions)	2003	2004	**2005**
Domestic*	$ 69.7	$ 19.6	**$ 14.9**
Foreign	35.9	109.9	**158.4**
Total	$105.6	$129.5	**$173.3**

* U.S. and foreign entities includable in U.S. returns

Our provision (benefit) for income taxes from continuing operations for fiscal 2003, 2004, and 2005 consisted of the following:

(Dollar amounts in millions)	2003	2004	**2005**
Currently Payable			
Domestic	$ 15.0	$ 20.8	**$ 0.8**
Foreign	30.1	43.0	**47.6**
Total currently payable	45.1	63.8	**48.4**
Deferred			
Domestic	(70.7)	(39.9)	**(28.3)**
Foreign	12.7	(9.4)	**(6.6)**
Total deferred	(58.0)	(49.3)	**(34.9)**
Total provision (benefit) for income taxes	$(12.9)	$ 14.5	**$ 13.5**

A reconciliation of the federal statutory tax rate to Applera's, the Applied Biosystems group's and the Celera Genomics group's tax rate on continuing operations for fiscal 2003, 2004, and 2005 is set forth in the following table:

	Applied Biosystems Group			Celera Genomics Group			Consolidated		
(Dollar amounts in millions)	2003	2004	**2005**	2003	2004	**2005**	2003	2004	**2005**
Federal statutory rate	35%	35%	**35%**	35%	35%	**35%**	35%	35%	**35%**
Tax at federal statutory rate	$ 83.6	$ 83.9	**$ 104.0**	$(47.0)	$(38.7)	**$(43.4)**	$ 37.0	$ 45.3	**$ 60.6**
State income taxes (net of federal benefit)	1.5	0.5	**0.2**	0.8	0.3	**0.8**	2.3	0.8	**1.0**
Effect on income taxes from Singapore operations	(10.6)	(10.8)	**(10.7)**				(10.6)	(10.8)	**(10.7)**
Effect on income taxes from other foreign operations	(5.6)	(2.5)	**(12.8)**				(5.6)	(2.5)	**(12.8)**
Effect on income taxes from export operations	(5.4)	1.3	**(7.7)**				(5.4)	1.3	**(7.7)**
Goodwill and intangibles	0.4	0.4	**(4.0)**	(0.9)	(0.9)	**(0.9)**	(0.5)	(0.5)	**(4.9)**
R&D tax credit	0.6	(7.5)	**(10.0)**	(3.9)	(10.1)	**(3.1)**	(3.3)	(17.6)	**(13.1)**
Valuation allowance	(26.0)	0.7			(4.0)		(26.0)	(3.3)	
Other	0.6	1.5	**1.3**	(1.4)	0.3	**(0.2)**	(0.8)	1.8	**1.1**
Total provision (benefit) for income taxes	$ 39.1	$ 67.5	**$ 60.3**	$(52.4)	$(53.1)	**$(46.8)**	$(12.9)	$ 14.5	**$ 13.5**

We have a zero percent tax grant expiring at the end of fiscal 2014 relating to our manufacturing operations in Singapore. In fiscal 2005, there were favorable tax adjustments of $25.7 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations, and settlement of some U.K. tax matters.

U.S. income and foreign withholding taxes were not provided on approximately $632.9 million of net accumulated unremitted earnings from foreign subsidiaries at June 30, 2005. Substantially all of this amount represents earnings indefinitely reinvested as part of our ongoing business. It is not practicable to estimate the amount of taxes that might be payable on the eventual remittance of such earnings. We are currently evaluating the impact of the repatriation provision of the Jobs Act. Accordingly, we have not adjusted the tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act. It is expected that a repatriation plan will be presented to our board of directors during fiscal 2006. If approved, we will record a one-time tax charge associated with the repatriation not to exceed $500 million, estimated to be between $15 and $25 million. See Note 1 for more information on the Jobs Act.

Significant components of deferred tax assets and liabilities at June 30, 2004 and 2005, are summarized below:

(Dollar amounts in millions)	2004	2005
Deferred Tax Assets		
Depreciation	$ 6.3	**$ 21.7**
Inventories	10.3	**18.0**
Postretirement and postemployment benefits	71.5	**62.7**
Unrealized losses on investments	9.7	**2.9**
Other accruals	17.7	**37.9**
Tax credit and loss carryforwards	133.1	**137.6**
Capitalized R&D expense	240.7	**247.6**
State taxes	72.5	**79.6**
Subtotal	561.8	**608.0**
Valuation allowance	(93.4)	**(101.6)**
Total deferred tax assets	468.4	**506.4**
Deferred Tax Liabilities		
Other accruals	14.0	**12.3**
Intangible assets	6.5	**2.9**
Total deferred tax liabilities	20.5	**15.2**
Total deferred tax assets, net	$447.9	**$ 491.2**

We have U.S. federal loss carryforwards as a result of various acquisitions of approximately $78.4 million that will expire between fiscal 2012 and 2022. The Internal Revenue Code has limited the amount of these net operating loss carryforwards that can be utilized annually to offset future taxable income as a result of these acquisitions. We also have U.S. federal credit carryforwards of $90.0 million that expire between fiscal 2008 and 2025, and loss carryforwards of approximately $52.5 million in various foreign countries with varying expiration dates.

Our worldwide valuation allowance of $101.6 million at June 30, 2005, is detailed in the following table. The valuation allowance increased by $8.2 million in fiscal 2005, as a result of our assessment of the realization of certain state deferred tax assets and foreign losses. At June 30, 2004, our valuation allowance was $93.4 million, which consisted of $72.5 million related to state deferred tax assets and $20.9 million related to foreign tax losses and passive foreign tax credit carryforwards. In fiscal 2004, the valuation allowance increased by $6.9 million. The change in the valuation allowance in fiscal 2004 reflected an increase of $12.0 million as a result of changes in our assessment of the realization of certain net operating loss carryforwards in various countries, primarily Germany, $3.3 million for deferred tax assets, and a decrease of $8.4 million to reflect the implementation of various tax planning strategies to utilize tax loss carryforwards in various countries, primarily Japan. Our state deferred tax asset has always been subject to a full valuation allowance and was not separately presented in prior years. A valuation allowance has been maintained on these carryforwards, since we believe it is more likely than not that we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before the carryforward periods expire.

Our deferred tax assets include benefits expected from the utilization of net operating losses and credit carryforwards in the future. The following table identifies the various deferred tax asset components and the related allowances that existed at June 30, 2005. Due to time limitations on the ability to realize the benefit of the carryforwards, additional portions of these deferred tax assets may become unrealizable in the future.

(Dollar amounts in millions)	Deferred Tax Asset	Valuation Allowance	Carryforward period	Earliest Fiscal Year of Expiration
Federal				
Net operating losses	**$ 27.4**	**$ —**	15 – 20 years	2012
Foreign tax credits	**16.5**	**4.3**	10 years	2010
R&D tax credits	**51.5**		15 – 20 years	2008
Other tax credits	**22.0**		Unlimited	
Temporary differences	**380.3**			
Total federal	**497.7**	**4.3**		
State				
Net operating losses	**8.1**	**8.1**	Various	2006
Tax credits	**32.7**	**32.7**	Unlimited	
Temporary differences	**38.8**	**38.8**		
Total state	**79.6**	**79.6**		
Foreign				
Net operating losses	**18.5**	**17.7**	Various	2006
Other non-U.S. temporary differences	**(3.0)**		Various	
Total foreign	**15.5**	**17.7**		
Total	**$592.8**	**$101.6**		

Note 4—Retirement and Other Benefits

Pension Plans, Retiree Healthcare, and Life Insurance Benefits

We maintain or sponsor pension plans that cover a portion of our worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting may vary among plans. We determine the funding of the pension plans in accordance with statutory funding requirements.

Our domestic pension plan covers U.S. employees hired prior to July 1, 1999. The accrual of future service benefits for all participants was frozen as of June 30, 2004. The effect of this freeze decreased our pension expense by approximately $7 million in fiscal 2005. Benefits earned under the plan will be paid out under existing plan provisions.

Our postretirement benefit plan is unfunded and provides healthcare and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, and in some cases, participants pay a co-payment. Benefits are reduced for any deductible and for payments made by Medicare or other group coverage. We share the cost of providing these benefits with retirees.

During fiscal 2004, we adopted the provisions of FSP No. 106, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." We have determined that our prescription plan is "actuarially equivalent" to the Medicare Part D Coverage due to the fact that the plan provides a greater reimbursement than the Medicare benefit, at all levels of annual claim amounts. We remeasured our postretirement benefit obligation as of July 1, 2003, which resulted in a reduction of approximately $9 million in our accumulated postretirement benefit obligation ("APBO"). The postretirement benefit obligation reflects that we will recognize the federal subsidy as an offset to plan costs and this amount was included as an unrecognized gain to the plan at June 30, 2004. The impact of this remeasurement is being amortized over the average working life of our employees eligible for postretirement benefits beginning July 1, 2004. The remeasurement resulted in a reduction of net postretirement benefit cost of approximately $2 million in fiscal 2005.

We use a June 30 measurement date for the majority of our pension and postretirement benefit plans.

The components of net pension and postretirement benefit expenses for fiscal 2003, 2004, and 2005 are set forth in the following table:

(Dollar amounts in millions)	2003	2004	**2005**
Pension			
Service cost	$ 9.3	$ 10.1	**$ 2.5**
Interest cost	39.4	36.3	**39.9**
Expected return on plan assets	(40.1)	(37.3)	**(41.8)**
Amortization of transition asset		0.2	**0.1**
Amortization of prior service cost	(0.6)	(0.1)	**(0.1)**
Amortization of losses	1.1	4.6	**4.0**
Special termination benefits and other		1.2	**1.0**
Net periodic expense	$ 9.1	$ 15.0	**$ 5.6**
Postretirement Benefit			
Service cost	$ 0.3	$ 0.3	**$ 0.2**
Interest cost	5.1	4.7	**3.9**
Amortization of gains			**(0.9)**
Net periodic expense	$ 5.4	$ 5.0	**$ 3.2**

The following weighted-average actuarial assumptions were used for the pension and postretirement plans for the years ended June 30:

	Domestic Plans			Foreign Plans		
	2003	2004	**2005**	2003	2004	**2005**
Discount rate used to determine benefit obligation:						
Pension	6.25%	6.50%	**5.25%**	1.50-5.25%	2.00-5.25%	**1.75-4.75%**
Postretirement	6.25%	6.50%	**5.00%**			
Discount rate used to determine net benefit cost	7.25%	6.25%	**6.50%**	2.50-5.75%	1.50-5.25%	**2.00-5.25%**
Compensation increase	4.00%	4%	**—%**	1.25-3.50%	1.00-3.50%	**1.15-3.50%**
Expected rate of return*	7.25-9.00%	6.25-8.50%	**6.50-8.50%**	2.00-5.20%	1.00-4.00%	**1.00-3.50%**

* 5.25 – 8.50% for domestic pension plan for fiscal 2006.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plans, and the amounts recorded in our Consolidated Statements of Financial Position at June 30, 2004 and 2005:

(Dollar amounts in millions)	Pension		Postretirement	
	2004	**2005**	2004	**2005**
Change in Benefit Obligation				
Benefit obligation, beginning of year	$604.8	**$637.7**	$ 80.2	**$ 65.0**
Service cost	10.1	**2.5**	0.3	**0.2**
Interest cost	36.3	**39.9**	4.7	**3.9**
Participants' contributions	0.3	**0.3**		
Benefits paid	(34.2)	**(38.3)**	(7.2)	**(7.6)**
Actuarial (gain) loss	(6.5)	**48.8**	(13.0)	**6.9**
Variable annuity unit value change	25.5	**17.4**		
Foreign currency translation and other	1.4	**(1.4)**		
Benefit obligation	$637.7	**$706.9**	$ 65.0	**$ 68.4**
Change in Plan Assets				
Fair value of plan assets, beginning of year	$491.4	**$586.7**	$ —	**$ —**
Actual return on plan assets	75.0	**64.7**		
Participants' contributions	0.3	**0.3**		
Company contributions	52.2	**1.2**	7.2	**7.6**
Benefits paid	(32.4)	**(36.0)**	(7.2)	**(7.6)**
Foreign currency translation and other	0.2	**(0.1)**		
Fair value of plan assets	$586.7	**$616.8**	$ —	**$ —**
Funded Status Reconciliation				
Funded status	$ (51.0)	**$ (90.1)**	$(65.0)	**$(68.4)**
Unrecognized prior service gain		**0.1**		
Unrecognized transition asset	0.7	**0.7**		
Unrecognized (gains) losses	114.8	**154.0**	(9.3)	**(1.5)**
Net amount recognized	$ 64.5	**$ 64.7**	$(74.3)	**$(69.9)**
Amounts Recognized in the Consolidated Statements of Financial Position				
Prepaid benefit cost	$ 1.0	**$ 1.8**	$ —	**$ —**
Accrued benefit liability	(50.8)	**(89.1)**	(74.3)	**(69.9)**
Intangible asset	1.2	**1.0**		
Minimum pension liability adjustment	113.1	**151.0**		
Net amount recognized	$ 64.5	**$ 64.7**	$(74.3)	**$(69.9)**
Supplemental Information				
Accumulated benefit obligation	$632.0	**$702.1**	$ 65.0	**$ 68.4**
Selected Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets				
Accumulated benefit obligation	$623.3	**$690.0**	$ 65.0	**$ 68.4**
Projected benefit obligation	625.9	**692.6**	65.0	**68.4**
Fair value of plan assets	574.2	**602.5**		

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities.

Our domestic pension plan weighted-average target range for fiscal 2005 and actual domestic and foreign pension plan asset allocation at June 30, 2004 and 2005, are as follows:

	Domestic Plan			Foreign Plans	
	Percentage of Plan Assets		Target Range	Percentage of Plan Assets	
	2004	2005	2005	2004	2005
Equity securities	60%	**58%**	**45 – 65%**	14%	**14%**
Fixed income securities	33%	**30%**	**25 – 45%**	82%	**83%**
Hedge funds	5%	**10%**	**0 – 14%**		
Other	2%	**2%**	**0 – 12%**	4%	**3%**
Total	100%	**100%**		100%	**100%**

Our asset investment goal for the domestic pension plan is to achieve a long-term targeted rate of return consistent with the ongoing nature of the plan's liabilities. The plan's assets are invested so that the total portfolio risk exposure and risk-adjusted returns meet the plan's long-term total return goal. A trustee administers our pension plan assets and investment responsibility for the assets is assigned to outside investment managers. The plan's investment policy prohibits the use of derivatives for speculative purposes. The assets of the plan are periodically rebalanced to remain within the desired target allocations.

The expected rate of return on assets is determined based on the historical results of the portfolio, the expected investment mix of the plans' assets, and estimates of future long-term investment returns, and takes into consideration external actuarial advice.

For postretirement benefits measurement purposes, a 10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for plan year 2006, gradually reducing to 6.0% in 2014 and thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollar amounts in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on the total of service and interest cost components	**$0.3**	**$(0.3)**
Effect on postretirement benefit obligation	**$5.1**	**$(4.5)**

Our estimated future employer contributions, gross expected benefit payments, and gross amount of annual Medicare Part D federal subsidy expected to be received at June 30, 2005, are as follows:

(Dollar amounts in millions)	Pension	Postretirement
Employer Contributions		
2006	**$ 0.9**	**$ 5.9**
Expected Benefit Payments		
2006	**$ 37.2**	**$ 5.9**
2007	**37.6**	**6.0**
2008	**38.6**	**5.9**
2009	**39.2**	**5.8**
2010	**40.2**	**5.7**
2011 and thereafter	**250.2**	**26.2**
Expected Federal Subsidy Receipts		
2006		**$ 1.5**
2007		**1.5**
2008		**1.4**
2009		**1.4**
2010		**1.3**
2011 and thereafter		**5.6**

Based on the level of our contributions to the U.S. pension plan during previous years, we do not expect to have to fund our U.S. pension plan in fiscal 2006 in order to meet minimum statutory funding requirements.

Savings Plans

We provide a 401(k) savings plan for domestic employees with a dollar-for-dollar matching of up to 6% for savings plan participants. Prior to fiscal 2005, automatic Company contributions were 2% of eligible compensation and a dollar-for-dollar matching contribution was up to 4% of eligible compensation. Employees not eligible for the employee pension plan received an extra 2% Company contribution in addition to the automatic 2% Company contribution through June 30, 2004. Our contributions to this plan, net of plan forfeitures, were $20.8 million for fiscal 2003, $21.0 million for fiscal 2004, and $16.3 million for fiscal 2005. We recorded expenses for foreign defined contribution plans of $2.3 million in fiscal 2003, $2.2 million in fiscal 2004, and $2.5 million in fiscal 2005.

Postemployment Benefits

We provide some postemployment benefits to eligible employees, which generally include severance and outplacement costs, disability, and medical-related costs paid after employment but before retirement.

Note 5—Stockholders' Equity

Capital Stock

We have two classes of common stock: Applera-Applied Biosystems stock and Applera-Celera Genomics stock. Applera-Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera-Celera Genomics stock is intended to reflect the relative performance of the Celera Genomics group. Holders of Applera-Applied Biosystems stock and holders of Applera-Celera Genomics stock are stockholders of Applera. The groups are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, our stockholders are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

At June 30, 2004 and 2005, we had one billion authorized shares of a class of common stock designated as Applera Corporation-Applied Biosystems Group Common Stock, 225 million authorized shares of a class of common stock designated as Applera Corporation-Celera Genomics Group Common Stock, and 10 million authorized shares of Applera Corporation preferred stock. Of the 10 million authorized shares of preferred stock, we previously designated 80,000 shares of two series of participating junior preferred stock in connection with our Stockholder Protection Rights Agreement described below.

Treasury Stock

We have in the past, and may in the future, repurchase shares of our Applera-Applied Biosystems stock or Applera-Celera Genomics stock. During the first quarter of fiscal 2004, our board of directors authorized the repurchase of up to $200 million of Applera-Applied Biosystems stock. Additionally, during the fourth quarter of fiscal 2004, our board of directors authorized the repurchase of up to an additional $100 million of Applera-Applied Biosystems stock. In July 2005, we announced that our board of directors authorized the repurchase of up to 10% of the outstanding shares of Applera-Applied Biosystems stock. Repurchases may also be made under standing resolutions of our board of directors to replenish shares issued under our various stock plans. These resolutions, which have no time restrictions, delegate authority to management to purchase shares from time to time at price levels it deems appropriate through open market or negotiated purchases.

The following table provides transactions relating to our common stocks:

	Applera-Applied Biosystems Stock		Applera-Celera Genomics Stock
(Shares in millions)	Issued Shares	Treasury Stock Shares	Issued Shares
Balance at June 30, 2003	212.8	3.6	72.3
Purchases of shares for treasury stock		15.4	
Issuances of shares under stock plans	0.2	(1.7)	0.8
Balance at June 30, 2004	213.0	17.3	73.1
Purchases of shares for treasury stock		**0.3**	
Issuances of shares under stock plans		**(3.0)**	**1.2**
Balance at June 30, 2005	**213.0**	**14.6**	**74.3**

Stock Purchase Warrants

At June 30, 2004, we had approximately 262,000 warrants outstanding with exercise prices ranging from $29.96 to $93.63. We assumed these warrants in connection with our acquisition of Axys in fiscal 2002 and each warrant was convertible into one share of Applera-Celera Genomics stock. These warrants had a weighted average exercise price of $72.27 per share and expired at various dates during fiscal 2005.

Stockholder Protection Rights Agreement

In connection with our recapitalization, we adopted a Stockholder Protection Rights Agreement (the "Rights Agreement") to protect stockholders against abusive takeover tactics. Under the Rights Agreement, we will issue one right for every four shares of Applera-Applied Biosystems stock (an "Applera-Applied Biosystems Right"), which will allow holders to purchase one-thousandth of a share of our Series A participating junior preferred stock at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"), and one right for every two shares of Applera-Celera Genomics stock (an "Applera-Celera Genomics Right"), which will allow holders to purchase one-thousandth of a share of our Series B participating junior preferred stock at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

An Applera-Applied Biosystems Right or an Applera-Celera Genomics Right will be exercisable only if a person or group ("Acquiring Person"): (a) acquires 15% or more of the shares of Applera-Applied Biosystems stock then outstanding or 15% or more of the shares of Applera-Celera Genomics stock then outstanding or (b) commences a tender offer that would result in such person or group owning such number of shares.

If any person or group becomes an Acquiring Person, each Applera-Applied Biosystems Right and each Applera-Celera Genomics Right will entitle its holder to purchase, for the Series A Purchase Price or the Series B Purchase Price, as applicable, a number of shares of the related class of our common stock having a market value equal to twice such purchase price.

If following the time a person or group becomes an Acquiring Person, we are acquired in a merger or other business combination transaction and we are not the surviving corporation; any person consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash, or property of any other person; or 50% or more of our assets or earnings power is sold or transferred, each Applera-Applied Biosystems Right and each Applera-Celera Genomics Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, as applicable, a number of shares of common stock of the surviving entity in any such merger, consolidation, or business combination or the purchaser in any such sale or transfer having a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

The rights are redeemable at our option at one cent per right prior to a person or group becoming an Acquiring Person.

Note 6—Stock Plans

Stock Option Plans

Under our stock option plans, we grant stock options to employees that allow them to purchase shares of our two classes of common stock. In addition, members of our board of directors receive stock options for their service on our board. Generally, we issue stock options at their fair market value at the date of grant. With the exception of options granted in the fourth quarter of fiscal 2005, as discussed below, most options vest equally over a four-year service period and expire ten years from the grant date. At June 30, 2005, 45.6 million shares of Applera-Applied Biosystems stock and 20.2 million shares of Applera-Celera Genomics stock were authorized for grant of options. In addition, in connection with the acquisition of Axys in fiscal 2002, approximately 600,000 shares of Applera-Celera Genomics stock were available at June 30, 2005, for potential future issuance under the Axys Pharmaceuticals, Inc. 1997 Equity Incentive Plan. The summary below describes our stock option plans. See Note 1 for a discussion of the acceleration of vesting related to our stock plans.

1999 Stock Incentive Plans

Our stockholders first approved the Applera Corporation/ Applied Biosystems Group 1999 Stock Incentive Plan (the "Applera-Applied Biosystems Group Plan") and the Applera Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Applera-Celera Genomics Group Plan") in April 1999. The Applera-Applied Biosystems Group Plan authorizes grants of Applera-Applied Biosystems stock options, restricted stock units, and other equity awards. The Applera-Celera Genomics Group Plan authorizes grants of Applera-Celera Genomics stock options, restricted stock units, and other equity awards. Directors, officers, key employees, and consultants with responsibilities involving both the Applied Biosystems group and the Celera Genomics group may be granted awards under both incentive plans in a manner which reflects their responsibilities. Our board of directors believes that granting awards tied to the performance of the group in which the participants work and, in certain cases the other group, is in the best interests of both the Company and its stockholders.

During the fourth quarter of fiscal 2005, our board of directors approved options to purchase 2.8 million shares of Applera-Applied Biosystems stock and 1.3 million shares of Applera-Celera Genomics stock to some employees, including executive officers. These options have a term of ten years from the grant date, and were fully vested and exercisable as of the grant date. However, shares acquired upon the exercise of these options are subject to a restriction on transfer (covering sales, gifts, pledges, and any other method of disposition). The transfer restriction will lapse, for each grant of options to purchase Applera-Applied Biosystems stock and Applera-Celera Genomics stock, on 25% of the shares covered by these grants on each of the first four anniversaries of the grant date. Also, the transfer restriction will lapse in full upon termination of employment for any reason.

Employee Stock Purchase Plans

Our employee stock purchase plans offer U.S. and some non-U.S. employees the right to purchase shares of Applera-Applied Biosystems stock and/or Applera-Celera Genomics stock. Employees are eligible to participate through payroll deductions of up to 10% of their compensation. In the U.S., shares are purchased at 85% of the lower of the average market price at the beginning or the end of each three-month offering period. Provisions of the plan for employees in countries outside the U.S. vary according to local practice and regulations. The following table presents shares issued under the employee stock purchase plans for the fiscal years ended June 30:

	2003	2004	**2005**
Applera-Applied Biosystems stock	504,000	432,000	**359,000**
Applera-Celera Genomics stock	525,000	372,000	**378,000**

Director Stock Purchase and Deferred Compensation Plan

We have a Director Stock Purchase and Deferred Compensation Plan that requires our non-employee directors to apply at least 50% of their annual retainer and other board fees to the purchase of common stock. Purchases of Applera-Applied Biosystems stock and Applera-Celera Genomics stock are made in a ratio approximately equal to the number of shares of Applera-Applied Biosystems stock and Applera-Celera Genomics stock outstanding. The purchase price is the fair market value on the date of purchase. At June 30, 2005, we had approximately 195,000 shares of Applera-Applied Biosystems stock and approximately 43,000 shares of Applera-Celera Genomics stock available for issuance under this plan.

Restricted Stock

As part of our stock incentive plans, employees and non-employee directors have been granted shares of restricted stock that vest when certain continuous employment/service restrictions and/or specified performance goals are achieved. The fair value of shares granted is generally expensed over the restricted periods. The periods may vary depending on the estimated achievement of performance goals. The following table presents information regarding our restricted stock for the fiscal years ended June 30:

(Dollar amounts in millions except per share amounts)	2003	2004	**2005**
Shares granted:			
Applera-Applied Biosystems stock	4,000	272,000	**44,000**
Applera-Celera Genomics stock	21,000	82,000	**2,000**
Compensation expense	$ 4.8	$ 3.2	**$ 3.3**
Unearned compensation	$ 1.8	$ 5.4	**$ 3.0**
Weighted-average grant date fair value:			
Applera-Applied Biosystems stock	$ 20.00	$ 21.41	**$ 19.80**
Applera-Celera Genomics stock	$ 9.62	$ 10.48	**$ 12.01**

We record unearned compensation in capital in excess of par value within stockholders' equity.

Performance Unit Bonus Plan

We adopted a Performance Unit Bonus Plan in fiscal 1997. This plan authorizes a performance unit bonus pool that is tied to the grant of corresponding options under our Applera-Applied Biosystems Group Plan and our Applera-Celera Genomics Group Plan. Performance units granted under the plan represent the right to receive a cash payment from us at a specified date in the future. The plan was amended during fiscal 2004 to eliminate the issuance of stock as a form of payment. The amount of the payment for each grant is determined on the date of grant. Performance units can be granted in relation to either or both classes of our common stock. The performance units vest when the applicable class or classes of common stock reach and maintain specified price levels, based on their moving average price, for a specified period.

We granted four series of performance units in fiscal 2003. We did not grant any performance units in fiscal 2004 and 2005. Accordingly, we recognized compensation expense of $1.6 million in fiscal 2003, $1.8 million in fiscal 2004, and $0.9 million in fiscal 2005.

Stock Option Activity

Transactions relating to our stock option plans are summarized below:

	Applera-Applied Biosystems Stock	
	Number of Options	Weighted Average Exercise Price
Fiscal 2003		
Outstanding at June 30, 2002	34,040,464	$37.40
Granted	9,043,630	16.02
Exercised	815,865	11.51
Cancelled	3,225,690	40.67
Outstanding at June 30, 2003	39,042,539	32.69
Exercisable at June 30, 2003	19,497,929	39.80
Fiscal 2004		
Granted	5,223,048	$19.37
Exercised	1,268,475	12.83
Cancelled	3,561,123	37.46
Outstanding at June 30, 2004	39,435,989	31.14
Exercisable at June 30, 2004	22,777,266	39.25
Fiscal 2005		
Granted	**3,569,099**	**$20.85**
Exercised	**2,787,480**	**15.29**
Cancelled	**4,671,192**	**35.00**
Outstanding at June 30, 2005	**35,546,416**	**30.86**
Exercisable at June 30, 2005	**34,953,415**	**31.17**

	Applera-Celera Genomics Stock	
	Number of Options	Weighted Average Exercise Price
Fiscal 2003		
Outstanding at June 30, 2002	11,295,843	$25.40
Granted	2,163,459	9.27
Exercised	820,772	7.44
Cancelled	2,106,994	33.54
Outstanding at June 30, 2003	10,531,536	21.88
Exercisable at June 30, 2003	5,861,305	23.04
Fiscal 2004		
Granted	1,681,327	$10.66
Exercised	392,355	5.95
Cancelled	734,793	31.67
Outstanding at June 30, 2004	11,085,715	19.90
Exercisable at June 30, 2004	6,674,768	23.90
Fiscal 2005		
Granted	**1,401,850**	**$10.28**
Exercised	**884,247**	**7.34**
Cancelled	**1,134,184**	**26.35**
Outstanding at June 30, 2005	**10,469,134**	**18.96**
Exercisable at June 30, 2005	**10,393,774**	**19.07**

As a result of the accelerated vesting, options to purchase 13.6 million shares of Applera-Applied Biosystems stock and 3.6 million shares of Applera-Celera Genomics stock became exercisable immediately on January 20, 2005, and options to purchase 405,000 shares of Applera-Applied Biosystems stock and 42,500 shares of Applera-Celera Genomics stock became exercisable immediately on June 2, 2005.

The following tables summarize information regarding options outstanding and exercisable at June 30, 2005:

		Weighted Average	
(Option prices per share)	Number of Options	Exercise Price	Contractual Life Remaining in Years
Applera-Applied Biosystems Stock			
Options Outstanding			
At $ 1.82 – $ 16.00	**6,771,402**	**$14.81**	**6.6**
At $16.01 – $ 20.50	**7,304,819**	**19.11**	**6.8**
At $20.51 – $ 25.00	**8,683,664**	**21.31**	**7.6**
At $25.51 – $110.00	**12,786,531**	**52.56**	**4.6**
Options Exercisable			
At $ 1.82 – $ 16.00	**6,465,491**	**$15.25**	
At $16.01 – $ 20.50	**7,074,553**	**19.11**	
At $20.51 – $ 25.00	**8,628,840**	**21.30**	
At $25.51 – $110.00	**12,784,531**	**52.56**	
Applera-Celera Genomics Stock			
Options Outstanding			
At $ 0.74 – $ 9.00	**2,472,135**	**$ 7.79**	**3.3**
At $ 9.01 – $ 15.00	**4,875,614**	**10.23**	**8.1**
At $15.01 – $ 27.00	**1,503,872**	**19.48**	**6.3**
At $27.01 – $133.00	**1,617,513**	**61.89**	**5.1**
Options Exercisable			
At $ 0.74 – $ 9.00	**2,415,801**	**$ 7.97**	
At $ 9.01 – $ 15.00	**4,864,827**	**10.23**	
At $15.01 – $ 27.00	**1,495,633**	**19.47**	
At $27.01 – $133.00	**1,617,513**	**61.89**	

Pro Forma Disclosure

See Note 1 for the pro forma disclosures of income from continuing operations and earnings per share required under SFAS No. 123.

Note 7—Additional Information

Selected Accounts

The following table provides the major components of selected accounts of the Consolidated Statements of Financial Position at June 30:

(Dollar amounts in millions)	2004	**2005**
Other Long-Term Assets		
Equity investments	$ 38.3	**$ 31.2**
Goodwill	39.4	**39.4**
Noncurrent deferred tax asset, net	444.1	**482.8**
Other	81.6	**84.8**
Total other long-term assets	$603.4	**$638.2**
Other Accrued Expenses		
Deferred revenues	$101.0	**$ 94.6**
Other	171.4	**155.5**
Total other accrued expenses	$272.4	**$250.1**
Other Long-Term Liabilities		
Accrued postretirement benefits	$ 69.1	**$ 64.4**
Accrued pension benefits	50.9	**89.0**
Other	75.0	**74.0**
Total other long-term liabilities	$195.0	**$227.4**

Equity investments consist of common stock in publicly-traded companies and common stock and preferred stock in privately-held companies. Included in equity investments are minority equity interests of $16.2 million in fiscal 2004 and $11.3 million in fiscal 2005. We recorded unrealized gains of $11.7 million at June 30, 2004, and $6.8 million at June 30, 2005, on investments in publicly-traded companies. During fiscal 2004, the Applied Biosystems group recorded gains of $11.2 million related primarily to the sales of minority equity investments and the Celera Genomics group recorded gains of $24.3 million related primarily to the sale of its DPI investment. These investment sales resulted from management's decision to liquidate non-strategic investments.

Assets Held for Sale

In fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, Maryland facility. As a result of this decision, in the fourth quarter of fiscal 2004, we reclassified $40.3 million of property, plant and equipment into assets held for sale within prepaid expenses and other current assets. In connection with the decision to sell this facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004. This charge represented the write-down of the carrying amount of the facility to its estimated market value less estimated costs to sell. The Celera Genomics group completed the sale of this facility in the fourth quarter of fiscal 2005 and received net proceeds of $42.4 million. In connection with this sale, the

Celera Genomics group recognized a $3.6 million pre-tax favorable adjustment to the charge recorded in the fourth quarter of fiscal 2004.

In connection with the reduction and rebalancing of the Applied Biosystems group's workforce during the fourth quarter of fiscal 2005, the Applied Biosystems group decided to pursue the sale of its San Jose, California facility. As a result of this decision, at June 30, 2005, we reclassified $7.0 million of assets into assets held for sale within prepaid expenses and other current assets. The reclassified assets consist of property, plant and equipment. The sale of this facility is expected to occur during the next twelve months. Additionally, the Applied Biosystems group recorded a pre-tax impairment charge of $1.7 million during the fourth quarter of fiscal 2005. This charge represents the write-down of the carrying amount of the facility to its current estimated market value less estimated costs to sell.

Other Income (Expense), Net

The following table provides the major components of other income (expense), net in the Consolidated Statements of Operations for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	**2005**
DPI equity investment income (loss)	$(17.7)	$ 0.6	**$ —**
Other equity investment losses	(1.2)	(1.0)	
Foreign currency gains (losses)	3.0	(0.6)	**3.5**
Other	3.6	3.4	**1.0**
Total other income (expense), net	$(12.3)	$ 2.4	**$4.5**

In fiscal 2003, as part of our DPI equity investment loss, we recorded an impairment charge of $15.1 million. See Note 2 for more information.

Note 8—Debt and Lines of Credit

Short-term debt at June 30 is summarized as follow:

(Dollar amounts in millions)	2004	**2005**
Current portion of long-term debt	$ 6.1	**$ —**
Total short-term debt	$ 6.1	**$ —**

In connection with the acquisition of Axys, we assumed $26.0 million of 8% senior secured convertible notes. Interest was payable quarterly and the principal was payable at maturity as a lump sum. Holders of notes having an aggregate principal amount of $10 million exercised their right following the acquisition to require us to repurchase such notes, which we did in January 2002. During fiscal 2003, we purchased $18.1 million of non-callable U.S. government obligations and substituted these government obligations for our shares of DPI common stock that originally collateralized the notes. The government obligations were required to be held in a trust and the proceeds from the maturation of, and interest payments on, these obligations funded the interest and principal payments under the notes. During fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding notes. We repaid the remaining principal amount of the outstanding notes of approximately $6 million on their maturity date in fiscal 2005.

We maintain a $200 million unsecured revolving credit agreement with four banks that matures on April 15, 2010, under which there were no borrowings outstanding at June 30, 2005. This credit agreement replaced a $50 million unsecured revolving credit agreement that was scheduled to mature in April 2005, under which there were no borrowings outstanding at June 30, 2004. Borrowings under this credit facility may be made in U.S. dollars and other currencies, and interest rates will vary depending on whether the borrowings are undertaken in the domestic or international markets. Commitment and facility fees are based on our long-term senior unsecured non-credit enhanced debt ratings. We are required to maintain certain minimum net worth and leverage ratios under this credit agreement.

Note 9—Commitments, Contingencies, and Guarantees

Future minimum payments at June 30, 2005, under non-cancelable operating leases for real estate and equipment were as follows:

(Dollar amounts in millions)	
2006	**$ 35.4**
2007	**23.7**
2008	**17.7**
2009	**16.0**
2010	**12.4**
2011 and thereafter	**34.7**
Total	**$139.9**

We recorded rental expense of $64.9 million for fiscal 2003, $60.7 million for fiscal 2004, and $57.1 million for fiscal 2005.

Guarantees

There are three types of guarantees related to our business activities that are included in the scope of FIN. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards Nos. 5, 57, and 107 and rescission of FIN 34": leases with recourse provisions; the guarantee of pension benefits for a divested business; and product warranties. See Note 1 for more information on product warranties.

Leases

We provide lease-financing options to our customers through third party financing companies. For some leases, the financing companies have recourse to us for any unpaid principal balance upon default by the customer. The leases typically have terms of two to three years and are secured by the underlying instrument. In the event of default by a customer, we would repossess the underlying instrument. We record revenues from these transactions upon the completion of installation/acceptance of products and maintain a reserve for estimated losses on all lease transactions with recourse provisions based on historical default rates and current economic conditions. At June 30, 2005, the financing companies' outstanding balance of lease receivables with recourse to us was $9.4 million. We believe that we could recover the entire balance from the resale of the underlying instruments in the event of default by all customers.

Pension Benefits

As part of the divestiture of our Analytical Instruments business in fiscal 1999, the purchaser of the Analytical Instruments business is paying for the pension benefits for employees of a former German subsidiary. However, we guaranteed payment of these pension benefits should the purchaser fail to do so, as these benefits were not transferable to the buyer under German law. The guaranteed payment obligation, which approximated $55 million at June 30, 2005, is not expected to have a material adverse effect on our Consolidated Statements of Financial Position.

Indemnifications

In the normal course of business, we enter into some agreements under which we indemnify third parties for intellectual property infringement claims or claims arising from breaches of representations or warranties. In addition, from time to time, we provide indemnity protection to third parties for claims relating to past performance arising from undisclosed liabilities, product liabilities, environmental obligations, representations and warranties, and other claims. In these agreements, the scope and amount of remedy, or the period in which claims can be made, may be limited. It is not possible to determine the maximum potential amount of future payments, if any, due under these indemnities due to the conditional nature of the obligations and the unique facts and circumstances involved in each agreement. Historically, payments made related to these indemnifications have not been material to our consolidated financial position.

Legal Proceedings

We are involved in various lawsuits, arbitrations, investigations, and other legal actions from time to time with both private parties and governmental entities. These legal actions currently involve, for example, commercial, intellectual property, antitrust, environmental, securities, and employment matters. We believe that we have meritorious defenses against the claims currently asserted against us and intend to defend them vigorously. The following is a description of some claims we are currently defending, including some counterclaims brought against us in response to claims filed by us against third parties.

Applera and some of its officers are defendants in a lawsuit brought on behalf of purchasers of Applera-Celera Genomics stock in our follow-on public offering of Applera-Celera Genomics stock completed on March 6, 2000. In the offering, we sold an aggregate of approximately 4.4 million shares of Applera-Celera Genomics stock at a public offering price of $225 per share. The lawsuit, which was commenced with the filing of several complaints in April and May 2000, is pending in the U.S. District Court for the District of Connecticut, and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the U.S. and the U.K., to providing patent protection to our genomic-based products. Although the Celera Genomics group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that we did not adequately disclose the risk that the Celera Genomics group would not be able to patent this data. The consolidated complaint seeks monetary damages, rescission, costs and expenses, and other relief as the court deems proper. On March 31, 2005, the Court certified the case as a class action.

We are involved in several litigation matters with MJ Research, Inc. (acquired by Bio-Rad Laboratories, Inc. since the commencement of litigation), which commenced with our filing claims against MJ Research on June 24, 1998, in the U.S. District Court for the District of Connecticut based on its alleged infringement of some polymerase chain reaction, or PCR, patents. In response to our claims, MJ Research filed counterclaims including, among others, allegations that we have licensed and enforced these patents through anticompetitive conduct in violation of federal and state antitrust laws, that some of our patents are unenforceable because of patent misuse, and that some of our patents are invalid and unenforceable because of inequitable conduct. MJ Research is seeking injunctive relief, monetary damages, costs and expenses, and other relief. These matters were adjudicated in part through a jury trial, which resulted in a verdict in our favor rendered in April 2004, and the remaining issues were resolved through a series of summary judgments granted by the District Court in several rulings issued in our favor between December 2004 and April 2005. As a result, MJ Research's counterclaims were rejected and MJ Research has been held liable to us and Roche Molecular Systems, also a party to the litigation, for infringement of U.S. Patent Nos. 4,683,195, 4,683,202 and 4,965,188 (each relates to PCR process technology) and U.S. Patent Nos. 5,656,493, 5,333,675 and 5,475,610 (each relates to thermal cycler instrument technology). Further, the infringement of the '195, '202, '188 and '493 patents was held to be willful. As a result of these decisions in our favor, in April 2005, the District Court awarded us and Roche Molecular Systems damages of $35.4 million plus reasonable attorneys' fees, an enhancement of the original damages award granted by the jury in the amount of $19.8 million. MJ Research has filed a notice of appeal. Additionally, on August 30, 2005, the Court issued an order enjoining MJ Research from infringing U.S. Patent Nos. 5,333,675, 5,656,493 and 5,475,610.

Subsequent to the filing of our claims against MJ Research which are described in the preceding paragraph, on September 21, 2000, MJ Research filed an action against us in the U.S. District Court for the District of Columbia. This complaint is based on the allegation that the patents underlying our DNA sequencing instruments were improperly obtained because one of the alleged inventors, whose work was funded in part by the U.S. government, was knowingly omitted from the patent applications. Our patents at issue are U.S. Patent Nos. 5,171,534, entitled "Automated DNA Sequencing Technique," 5,821,058, entitled "Automated DNA Sequencing Technique," 6,200,748, entitled "Tagged Extendable Primers and Extension Products," and 4,811,218, entitled "Real Time Scanning Electrophoresis Apparatus for DNA Sequencing." The complaint asserts violations of the federal False Claims Act and the federal Bayh Dole Act, invalidity and unenforceability of the patents at issue, patent infringement, and various other civil claims against us. MJ Research is seeking monetary damages, costs and expenses, injunctive relief, transfer of ownership of the patents in dispute, and other relief as the court deems proper. MJ Research claims to be suing in the name of the U.S. government although the government has to date declined to participate in the suit. On October 9, 2003, the case against us was dismissed but MJ Research has filed an appeal.

Promega Corporation filed a patent infringement action against Lifecodes Corporation, Cellmark Diagnostics, Genomics International Corporation, and us in the U.S. District Court for the Western District of Wisconsin on April 24, 2001. The complaint alleges that the defendants are infringing Promega's U.S. Patent Nos. 6,221,598 and 5,843,660, both entitled "Multiplex Amplification of Short Tandem Repeat Loci," due to the defendants' sale of forensic identification and paternity testing kits. Promega is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper. The defendants answered the complaint on July 9, 2001, and we asserted counterclaims alleging that Promega is infringing our U.S. Patent No. 6,200,748, entitled "Tagged Extendable Primers and Extension Products," due to Promega's sale of forensic identification and paternity testing kits. As a result of settlement negotiations, the case was dismissed without prejudice on October 29, 2002, but could be re-filed against us if settlement negotiations are not successful.

Beckman Coulter, Inc. filed a patent infringement action against us in the U.S. District Court for the Central District of California on July 3, 2002. The complaint alleges that we are infringing Beckman Coulter's U.S. Patent Nos. RE 37,606 and 5,421,980, both entitled "Capillary Electrophoresis Using Replaceable Gels," and U.S. Patent No. 5,552,580, entitled "Heated Cover Device." The allegedly infringing products are the Applied Biosystems group's capillary electrophoresis sequencing and genetic analysis instruments, and PCR and real-time PCR systems. Since Beckman Coulter filed this claim, U.S. Patent No. 5,421,980 has been reissued as U.S. Patent No. RE 37,941, entitled "Capillary Electrophoresis Using Replaceable Gels." On January 13, 2003, the court permitted Beckman Coulter to make a corresponding amendment to its complaint. Beckman Coulter is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper. On February 10, 2003, we filed our answer to Beckman Coulter's allegations, and counterclaimed for declaratory relief that the Beckman Coulter patents underlying Beckman Coulter's claim are invalid, unenforceable, and not infringed. We are seeking dismissal of Beckman Coulter's complaint, costs and expenses, declaratory and injunctive relief, and other relief as the court deems proper.

Genetic Technologies Limited filed a patent infringement action against us in the U.S. District Court for the Northern District of California on March 26, 2003. They filed an amended complaint against us on August 12, 2003. The amended complaint alleges that we are infringing U.S. Patent No. 5,612,179, entitled "Intron Sequence Analysis Method for Detection of Adjacent and Remote Locus Alleles as Haplotypes," and U.S. Patent No. 5,851,762, entitled "Genomic Mapping Method by Direct Haplotyping Using Intron Sequence Analysis." The allegedly infringing products are cystic fibrosis reagent kits, TaqMan® genotyping and gene expression assay products for non-coding regions, TaqMan genotyping and gene expression assay services for non-coding regions, AmpFLSTR® kits, the SNPlex™ Genotyping System, the SNPbroswer™ tool, and the Celera Discovery System™ ("CDS"). The complaint also alleges that haplotyping analysis performed by our businesses infringes the patents identified above. Genetic Technologies Limited is seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

On-Line Technologies, Inc. (since acquired by MKS Instruments, Inc.) filed claims for patent infringement, trade secret misappropriation, fraud, breach of contract and unfair trade practices against PerkinElmer, Inc., Sick UPA, GmbH, and us in the U.S. District Court for the District of Connecticut on or about November 3, 1999. The complaint alleged that products called the Spectrum One and the MCS100E manufactured by former divisions of the Applied Biosystems group, which divisions were sold to the co-defendants in this case, were based on allegedly proprietary information belonging to On-Line Technologies and that the MCS100E infringed U.S. Patent No. 5,440,143. On-Line Technologies sought monetary damages, costs, expenses, injunctive relief, and other relief. On April 2, 2003, the U.S. District Court for the District of Connecticut granted our summary judgment motion and dismissed all claims brought by On-Line Technologies. On-Line Technologies filed an appeal with the U.S. Court of Appeals for the Federal Circuit seeking reinstatement of its claims, and on October 13, 2004, the Court of Appeals upheld dismissal of all claims except for the patent infringement claim, which will be decided by the District Court in subsequent proceedings.

Promega Corporation filed an action against us and some of our affiliates and Roche Molecular Systems, Inc. and Hoffmann-La Roche, Inc. in the U.S. District Court for the Eastern District of Virginia on April 10, 2000. The complaint asserts violations of the federal False Claims Act. On November 12, 2003, the court issued an order to have the complaint, which had previously been sealed, served on us and the other defendants. On February 9, 2004, we waived service of the complaint, which initiated our direct involvement in the case. The complaint alleges that we and Hoffmann-La Roche overcharged the U.S. government for thermal cyclers and PCR reagents. The overcharges are alleged to be the result of a licensing program based in part on U.S. Patent No. 4,889,818. Promega is asserting that U.S. Patent No. 4,889,818 was obtained fraudulently and that the licensing program run by us and Hoffmann-La Roche is the cause of the alleged overcharging. Promega is seeking monetary damages. Promega claims to be suing in the name of the U.S. government although the government has to date declined to participate in the suit. On June 29, 2004, the court granted our motion to dismiss for failure to state a claim upon which relief could be granted, but gave Promega the right to file an amended complaint. Promega filed an amended complaint on July 13, 2004, and we filed another motion to dismiss on August 6, 2004. The court granted our second motion and dismissed the case with prejudice on August 20, 2004. Promega has filed an appeal with the U.S. Court of Appeals for the Fourth Circuit.

Bio-Rad Laboratories, Inc. filed a patent infringement, trademark infringement, and unfair competition action against us in the U.S. District Court for the Northern District of California on December 26, 2002. The complaint alleges that we are infringing Bio-Rad's U.S. Pat. No. 5,089,011, entitled "Electrophoretic Sieving in Gel-Free Media with Dissolved Polymers," and infringing Bio-Rad's "Bio-Rad" trademark. They filed a third amended complaint against us on May 30, 2003. The allegedly infringing products according to the third amended complaint are instruments using, and reagents used for, capillary electrophoresis, and products using the BioCAD name. Bio-Rad submitted its final infringement contentions under the local court rules on April 22, 2004, and the parties held a court-ordered mediation conference on July 19, 2004. Bio-Rad is seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

Enzo Biochem, Inc., Enzo Life Sciences, Inc., and Yale University filed a patent infringement action against us in the U.S. District Court for the District of Connecticut on June 8, 2004. The complaint alleges that we are infringing six patents. Four of these patents are assigned to Yale University and licensed exclusively to Enzo Biochem, i.e., U.S. Patent No. 4,476,928, entitled "Modified Nucleotides and Polynucleotides and Complexes Formed Therefrom," U.S. Patent No. 5,449,767, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing Same," U.S. Patent No. 5,328,824 entitled "Methods of Using Labeled Nucleotides," and U.S. Patent No. 4,711,955, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing and Using Same." The other two patents are assigned to Enzo Life Sciences, i.e., U.S. Patent No. 5,082,830 entitled "End Labeled Nucleotide Probe" and U.S. Patent No. 4,994,373 entitled "Methods and Structures Employing Compoundly – Labeled Polynucleotide Probes." The allegedly infringing products include the Applied Biosystems group's sequencing reagent kits, its TaqMan® genotyping and gene expression assays, and the gene expression microarrays used with its Expression Array System. Enzo Biochem, Enzo Life Sciences, and Yale University are seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

Molecular Diagnostics Laboratories filed a class action complaint against us and Hoffmann-La Roche, Inc. in the U.S. District Court for the District of Columbia on September 23, 2004. The complaint alleges anticompetitive conduct in connection with the sale of Taq DNA polymerase and PCR-related products. The anticompetitive conduct is alleged to arise from the prosecution and enforcement of U.S. Patent No. 4,889,818. This patent is assigned to Hoffmann-La Roche, with whom we have a commercial relationship covering, among other things, this patent and the sale of Taq DNA polymerase. The complaint seeks monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper. This case is largely based on the same set of contentions underlying a claim filed against us by Promega Corporation in the U.S. District Court for the Eastern District of Virginia, which is described above. The Promega claim was dismissed in August 2004 for, among other reasons, failure to state a claim upon which relief could be granted.

We filed a patent infringement action against Bio-Rad Laboratories, Inc., MJ Research, Inc., and Stratagene Corporation in the U.S. District Court for the District of Connecticut on November 9, 2004. The complaint alleges that the defendants infringe U.S. Patent No. 6,814,934. The complaint specifically alleges that the defendants' activities involving instruments for real-time PCR detection result in infringement. We are seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper. Bio-Rad, MJ Research, and Stratagene have each answered the complaint and counterclaimed for declaratory relief that the '934 patent is invalid and not infringed. Bio-Rad, MJ Research, and Stratagene are seeking dismissal of our complaint, a judgment that the '934 patent is invalid and not infringed, costs and expenses, and other relief as the court deems proper.

Thermo Finnigan LLC filed a patent infringement action against us in the U.S. District Court for the District of Delaware on December 8, 2004. The complaint alleges that we have infringed U.S. Patent No. 5,385,654 as a result of, for example, our Applied Biosystems group's commercialization of the ABI PRISM 3700 Genetic Analyzer. Thermo Finnigan is seeking monetary damages, costs, expenses, and other relief as the court deems proper.

The licensor of certain intellectual property to the Company has filed a notice of arbitration alleging, among other things, that the Company underpaid royalties owed under a license agreement. The licensor seeks monetary damages, an injunction against further alleged underpayment of royalties, and other appropriate relief. The arbitrator is expected to render a decision by the end of October 2005.

Other than for items deemed not material, we have not accrued for any potential losses in the legal proceedings described above because we believe that an adverse determination is not probable, and potential losses cannot be reasonably estimated, in any of these proceedings. However, the outcome of legal actions is inherently uncertain, and we cannot be sure that we will prevail in any of the proceedings described above or in our other legal actions. An adverse determination in some of our current legal actions, particularly the proceedings described above, could have a material adverse effect on us and our consolidated financial statements.

Note 10—Financial Instruments

Our foreign currency risk management strategy uses derivative instruments to hedge various foreign currency forecasted revenues and intercompany transactions, and to offset the impact of changes in currency rates on various foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financing and operating activities. We use forward, option, and range forward contracts to manage our foreign currency exposures. Our foreign currency exposures vary, but are primarily concentrated in euro, Japanese yen, and British pound. We do not use derivative financial instruments for trading or speculative purposes or for activities other than risk management, nor are we a party to leveraged derivatives.

We record the fair value of foreign currency derivative contracts in either prepaid expenses and other current assets, other long-term assets, or other accrued expenses in the Consolidated Statements of Financial Position.

Cash Flow Hedges

Our international sales are typically denominated in the local currency of the customer, whether third party or intercompany. We use forward, option, and range forward contracts to hedge a portion of forecasted international sales not denominated in U.S. dollars. We use hedge accounting on the derivative contracts to offset the changes in fair value of various forecasted sales transactions caused by the movements in currency rates. We designate these contracts as cash flow hedges and we record the effective portion of the change in the fair value of these contracts in other comprehensive income (loss) in the Consolidated Statements of Financial Position until the underlying forecasted transaction affects earnings. At that time, we reclassify to net revenues in the Consolidated Statements of Operations the gain or loss on the derivative instrument which had been deferred in accumulated other comprehensive income (loss). We recognized net losses of $39.8 million in fiscal 2003, $40.7 million in fiscal 2004, and $18.8 million in fiscal 2005 in net revenues from derivative instruments designated as cash flow hedges of anticipated sales. At June 30, 2005, we recorded $6.5 million of net derivative gains in accumulated other comprehensive income (loss). This amount, which is net of tax, is expected to be reclassified to revenues within the next twelve months.

Because the critical terms of the derivative contracts designated as cash flow hedges and the underlying forecasted sales transactions are the same, we expect that the changes in the fair value of the underlying exposure will be offset completely by the changes in the fair value of the derivative contracts, both at inception and on an ongoing basis. Our ongoing assessment of hedge effectiveness includes verifying and documenting that the critical terms of the hedge and forecasted transaction have not changed. No amounts related to hedge ineffectiveness were recorded for the fiscal years ended June 30, 2003, 2004, and 2005.

Other Foreign Currency Derivatives

We also use derivative financial instruments to hedge the impact resulting from changes in currency rates on various foreign currency-denominated net asset positions. The gains and losses on these derivatives are expected to largely offset transaction losses and gains, respectively, on the underlying foreign currency-denominated assets and liabilities, both of which are recorded in other income (expense), net in the Consolidated Statements of Operations.

Concentration of Credit Risk

The forward and option contracts used in managing our foreign currency exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions. In the event of non-performance by these counterparties, the carrying values of our financial instruments (see table below) represent the maximum amount of loss we would have incurred as of our fiscal year-end. However, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to pledge collateral for these financial instruments. Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. We have established guidelines relative to credit ratings and maturities intended to maintain safety and liquidity.

Concentration of credit risk with respect to accounts receivable is limited due to our large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within our expectations.

Fair Value

We use various methods to estimate the fair value of financial instruments we hold or own. The carrying amount of cash and cash equivalents approximates fair value. We use quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics in valuing our short-term investments and minority equity investments. We base the fair value of our debt on the current rates of debt with similar maturities offered to us. The following table presents the carrying amounts and fair values of our significant financial instruments at June 30:

	2004		**2005**	
(Dollar amounts in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$507.9	$507.9	**$779.4**	**$779.4**
Short-term investments	741.6	742.9	**642.7**	**645.1**
Currency forwards and options	8.8	5.1	**3.7**	**14.0**
Other investments	24.7	24.7	**27.3**	**27.3**
Minority equity investments	4.5	16.2	**4.5**	**11.3**
Short-term debt	(6.1)	(6.1)		

We report net unrealized gains and losses on short-term investments and minority equity investments as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position.

Note 11—Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial results:

(Dollar amounts in millions except per share amounts)	First Quarter 2004	First Quarter 2005(a)	Second Quarter 2004(b)	Second Quarter 2005(c)	Third Quarter 2004(d)	Third Quarter 2005(e)	Fourth Quarter 2004(f)	Fourth Quarter 2005(g)
Consolidated								
Net revenues	$405.0	**$407.2**	$485.3	**$477.5**	$455.2	**$469.4**	$479.7	**$491.0**
Gross margin	216.3	**219.9**	256.6	**253.2**	240.6	**258.5**	259.8	**263.8**
Income from continuing operations	16.0	**16.1**	42.6	**54.9**	22.1	**34.7**	34.3	**54.1**
Net income	16.0	**16.1**	42.6	**54.9**	22.1	**34.7**	44.9	**54.1**
Applied Biosystems Group								
Net revenues	$382.7	**$390.3**	$458.4	**$463.4**	$439.6	**$454.8**	$460.4	**$478.6**
Gross margin	198.1	**207.6**	237.9	**243.1**	230.5	**247.1**	245.8	**253.8**
Income from continuing operations	33.4	**37.1**	52.4	**72.7**	46.0	**55.5**	40.5	**71.6**
Net income	33.4	**37.1**	52.4	**72.7**	46.0	**55.5**	51.1	**71.6**
Dividends declared per share	$.0425	**$.0425**	$.0425	**$.0425**	$.0425	**$.0425**	$.0425	**$.0425**
Income per share from continuing operations								
Basic	$ 0.16	**$ 0.19**	$ 0.25	**$ 0.38**	$ 0.23	**$ 0.28**	$ 0.20	**$ 0.36**
Diluted	$ 0.16	**$ 0.18**	$ 0.25	**$ 0.37**	$ 0.22	**$ 0.28**	$ 0.20	**$ 0.35**
Net income per share								
Basic	$ 0.16	**$ 0.19**	$ 0.25	**$ 0.38**	$ 0.23	**$ 0.28**	$ 0.26	**$ 0.36**
Diluted	$ 0.16	**$ 0.18**	$ 0.25	**$ 0.37**	$ 0.22	**$ 0.28**	$ 0.25	**$ 0.35**
Celera Genomics Group								
Net revenues	$ 17.3	**$ 9.6**	$ 19.2	**$ 8.2**	$ 11.2	**$ 8.2**	$ 12.4	**$ 5.0**
Net loss	(16.3)	**(20.3)**	(13.6)	**(19.4)**	(21.9)	**(21.0)**	(5.7)	**(16.4)**
Net loss per share								
Basic and diluted	$ (0.23)	**$ (0.28)**	$ (0.19)	**$ (0.27)**	$ (0.30)	**$ (0.29)**	$ (0.08)	**$ (0.22)**
Celera Diagnostics								
Net revenues	$ 8.5	**$ 9.2**	$ 11.0	**$ 7.9**	$ 7.5	**$ 9.0**	$ 9.7	**$ 9.4**
Net loss	(12.0)	**(9.3)**	(9.3)	**(8.2)**	(11.9)	**(7.8)**	(8.8)	**(4.6)**
Price range of common stock								
Applied Biosystems Group								
High	$22.55	**$21.50**	$24.00	**$21.40**	$24.44	**$21.27**	$21.96	**$22.94**
Low	18.47	**17.76**	19.95	**18.37**	19.10	**19.42**	18.04	**19.20**
Celera Genomics Group								
High	12.65	**12.55**	15.49	**14.73**	17.99	**14.10**	15.36	**11.70**
Low	8.84	**10.32**	10.08	**11.00**	13.35	**10.12**	10.63	**9.09**

There were no dividends paid on Applera-Celera Genomics stock during the periods presented.

The following transactions impacted the comparability between fiscal 2004 and 2005 and are discussed in detail in Note 2, with the exception of discontinued operations, which is discussed in Note 13.

(a) The Applied Biosystems group recorded a pre-tax charge of $7.3 million for severance and benefit costs. The Celera Genomics group recorded pre-tax charges of $4.5 million related to the discontinuation of most of the operations of Paracel.

(b) The Applied Biosystems group recorded pre-tax gains of $6.4 million related to the sales of minority equity investments. The Applied Biosystems also recorded a pre-tax benefit of $0.6 million for a reduction in anticipated employee-related costs recorded during fiscal 2003.

(c) The Applied Biosystems group recorded a net pre-tax gain of $29.7 million for the sale of intellectual property, manufacturing inventory, and research and development assets related to the expansion of the scope of its existing joint venture in life science mass spectrometry with MDS. Additionally, the Applied Biosystems group recorded a pre-tax charge of $2.9 million for severance and benefit costs and $2.3 million related to the cost of excess lease space.

(d) The Applied Biosystems group recorded pre-tax charges of $6.3 million for severance and benefit costs. The Applied Biosystems group also recorded a pre-tax net gain of $6.7 million from legal settlements and $3.6 million relating primarily to the sales of minority equity investments.

(e) The Applied Biosystems group recorded a pre-tax benefit of $0.7 million as a result of the repayment of a loan previously written off in fiscal 2004, and $0.2 million for reductions in anticipated employee-related costs associated with severance and benefit charges recorded in fiscal 2003 through fiscal 2005.

(f) The Applied Biosystems group recorded a pre-tax charge of $14.9 million for the impairment of patents and acquired technology and $4.4 million for write-downs of fixed assets and other costs. The Applied Biosystems group also recorded an after-tax benefit of $10.6 million as part of discontinued operations that included a reversal of a portion of a patent liability lawsuit accrued in fiscal 2003 and an expected German tax benefit. The Celera Genomics group recorded a pre-tax gain of $24.8 million from the sale of its equity investment in DPI and a pre-tax impairment charge of $18.1 million related to the anticipated sale of its Rockville, Maryland facility.

(g) The Applied Biosystems group recorded a net pre-tax charge of $11.4 million for severance and benefit costs, $6.2 million for charges related to facility lease agreements, and $2.6 million for asset impairments. The Celera Genomics group recorded a $3.6 million pre-tax favorable adjustment to a charge recorded in fiscal 2004 associated with the sale of its Rockville, Maryland facility and a pre-tax charge of $3.4 million for severance and asset impairments related to the Online/Information Business. Additionally, the Applied Biosystems group recorded tax benefits of $23.5 million primarily related to additional U.S. R&D tax credit carryforwards, expected results of Canadian examinations and settlement of some U.K. tax matters, and the Celera Genomics group recorded a tax benefit of $2.2 million related to additional U.S. R&D tax credit carryforwards.

Note 12—Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of tax, for fiscal 2003, 2004, and 2005 was as follows:

(Dollar amounts in millions)	Unrealized Gain (Loss) on Investments	Unrealized Gain (Loss) on Hedge Contracts	Foreign Currency Translation Adjustments	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2002	$11.5	$(24.5)	$(24.2)	$(54.4)	$(91.6)
Change in net unrealized gains on investments, net of tax expense of $2.4	4.6				4.6
Net unrealized losses reclassified into earnings, net of tax benefit of $0.5	0.9				0.9
Change in net unrealized losses on hedge contracts, net of tax benefit of $9.6		(12.6)			(12.6)
Net unrealized losses reclassified into earnings, net of tax benefit of $13.4		26.4			26.4
Foreign currency translation adjustments			45.7		45.7
Minimum pension liability adjustment, net of tax benefit of $15.1				(27.9)	(27.9)
Balance at June 30, 2003	17.0	(10.7)	21.5	(82.3)	(54.5)
Change in net unrealized losses on investments, net of tax benefit of $1.1	(2.1)				(2.1)
Net unrealized gains reclassified into earnings, net of tax expense of $4.4	(8.1)				(8.1)
Change in net unrealized losses on hedge contracts, net of tax benefit of $9.9		(20.9)			(20.9)
Net unrealized losses reclassified into earnings, net of tax benefit of $13.6		27.1			27.1
Foreign currency translation adjustments			34.0		34.0
Minimum pension liability adjustment, net of tax expense of $4.7				8.8	8.8
Balance at June 30, 2004	6.8	(4.5)	55.5	(73.5)	(15.7)
Change in net unrealized losses on investments, net of tax benefit of $2.1	**(3.9)**				**(3.9)**
Change in net unrealized losses on hedge contracts, net of tax benefit of $7.5		**(1.5)**			**(1.5)**
Net unrealized losses reclassified into earnings, net of tax benefit of $6.3		**12.5**			**12.5**
Foreign currency translation adjustments			**(8.6)**		**(8.6)**
Minimum pension liability adjustment, net of tax benefit of $13.3				**(24.6)**	**(24.6)**
Balance at June 30, 2005	**$ 2.9**	**$ 6.5**	**$ 46.9**	**$(98.1)**	**$(41.8)**

The unrealized gains and losses on investments consist of investments in debt securities and minority equity investments in public companies that are classified as available-for-sale. The gains and losses recorded above resulted from temporary declines in the market value of the investments based on the most recent public information available. Please see Note 1 for the accounting policies related to our investments. The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

Note 13—Discontinued Operations

In October 2002, we received an adverse jury verdict in Federal District Court for the District of Delaware in connection with a patent lawsuit between TA Instruments, Inc., a subsidiary of Waters Corporation, and The Perkin-Elmer Corporation relating to thermal analysis products. The Applied Biosystems group is involved as the successor to The Perkin-Elmer Corporation, having sold the thermal instruments product line as part of the sale of its Analytical Instruments business to EG&G, Inc. (now named PerkinElmer, Inc.) in 1999. In fiscal 2003, the jury awarded TA Instruments $13.3 million based on lost sales, price erosion, and reasonable royalties, and also rejected claims we had made against TA Instruments alleging that their conduct infringed one of our patents. Subsequently, the District Court entered final judgment on a modified award of $17.3 million, after ruling on motions filed by us and TA Instruments which resulted in the Court's striking the price erosion element of the jury's damage award, but granting TA Instruments enhanced damages and attorneys' fees on certain aspects of the verdict, and prejudgment interest. We recorded a charge of $16.4 million, net of income taxes, as part of discontinued operations in fiscal 2003. In June 2003, we appealed the judgment rejecting our infringement claims to the U.S. Court of Appeals for the Federal Circuit. On May 2004, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court's judgment denying our infringement claim, and we have elected not to pursue further appeals. As a result, we paid TA Instruments $17.4 million during the fourth quarter of fiscal 2004. Also, during the fourth quarter of fiscal 2004, as a result of the final judgment and subsequent payment to TA Instruments, we recorded an after-tax benefit of $3.0 million related to the reversal of a portion of the patent lawsuit liability accrued in fiscal 2003.

During the fourth quarter of fiscal 2004, we also recorded a $7.6 million German tax benefit from tax refunds and other tax attributes (benefits) resulting from the tax write-off of our investment in one of our former German affiliates. Based on our discussions with the German tax authorities, we concluded that the write-off of our investment was appropriate and that refunds would be due to the Applied Biosystems group. The write-off also created loss carryforwards; however, since it is possible that the tax benefit attributable to the loss carryforwards may not be realized, a full valuation allowance of $6.2 million has been established against the asset.

Note 14—Segment, Geographic, Customer and Consolidating Information

Business Segments

We are organized based on the products and services that we offer. We operate in the life science industry through three reportable segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics. We collectively refer to the Applied Biosystems group and the Celera Genomics group as the groups. The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these products and services to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. The Applied Biosystems group's products also serve the needs of some markets outside of life science research, which we refer to as "applied markets," such as the fields of: forensic testing and human identification; biosecurity, which refers to products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers; and food and environmental testing. The Celera Genomics group is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune, and inflammatory diseases. The Celera Genomics group is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders. Celera Diagnostics is a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development, and commercialization of diagnostic products.

Refer to the consolidating information section of this note for additional information regarding our segments.

Geographic Areas

Information concerning principal geographical areas for the fiscal years ended June 30 follows:

(Dollar amounts in millions)	2003	2004	**2005**
Net Revenues From External Customers			
United States	$ 885.9	$ 868.5	**$ 824.7**
Europe	487.5	546.8	**607.5**
Japan	250.4	237.8	**225.2**
Other Asia Pacific countries	102.0	110.8	**120.4**
Latin America and other	51.4	61.3	**67.3**
Consolidated	$1,777.2	$1,825.2	**$1,845.1**

Net revenues are attributable to geographic areas based on the region of destination.

Information concerning long-lived assets at June 30 follows:

(Dollar amounts in millions)	2003	2004	**2005**
Long-Lived Assets			
United States	$ 475.8	$ 391.5	**$ 387.8**
Europe	37.0	41.0	**37.1**
Japan	14.0	14.0	**14.0**
Other Asia Pacific countries	3.0	2.7	**2.5**
Latin America and other	0.4	0.4	**0.6**
Consolidated	$ 530.2	$ 449.6	**$ 442.0**

Long-lived assets exclude goodwill and other intangible assets.

Customer Information

We have a large and diverse customer base. No single customer accounted for more than 10% of total net revenues during fiscal 2003, 2004, and 2005.

Consolidating Information

Presented below is our consolidating financial information, including the allocation of expenses between our segments in accordance with our allocation policies, as well as other related party transactions, such as sales of products between segments and interest income and expense on intercompany borrowings. Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is generally based on net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

The management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to our segments may be modified or rescinded, or additional policies may be adopted, at the sole discretion of our board of directors at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

We primarily base the attribution of the assets, liabilities, revenues and expenses to each segment on specific identification of the businesses included in each segment. Where specific identification is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each segment.

Intersegment Revenues

We record the sales of products and services between the segments as intersegment revenues, which are eliminated in determining our consolidated net revenues. These sales are generally made on terms that would be available from third parties in commercial transactions. If similar transactions with third parties are not available for purposes of determining fair value, the purchasing business will pay fair value as determined by our board of directors for such products and services or at the cost (including overhead) of the selling business. The selling business records revenues on these transactions when the product is shipped, as the service is performed, or over the term of the lease, as applicable.

Access to Technology and Know-How

Each segment has free access to all of our technology and know-how (excluding products and services of the other segment) that may be useful in that segment's business, subject to obligations and limitations applicable to us and to such exceptions that our board of directors may determine. The segments consult with each other on a regular basis concerning technology issues that affect each segment. The costs of developing technology remain in the segment responsible for its development.

Allocation of Corporate Overhead and Administrative Shared Services

Our shared corporate services (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) and related balance sheet amounts have been allocated to the segments based upon identification of such services specifically benefiting each segment. A portion of our costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on specific usage alone is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to each segment. It is not practical to specifically identify a portion of corporate overhead expenses attributable to each of the segments. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, and revenues attributable to each segment. We believe that the allocation methods developed are reasonable and have been consistently applied.

Joint Transactions between Segments

The segments may from time to time engage in transactions jointly, including with third parties. Research and development and other services performed by one segment for a joint venture or other collaborative arrangement will be charged at fair value, as determined by our board of directors. The segments also may jointly undertake a project where the total costs and benefits of the project are shared. Shipments of products or performance of services related to such joint projects are not recorded as revenues by any of the businesses, but instead are included, at cost, in the total project costs that are shared based on each business' expected benefit.

Our businesses may perform services for one another, which are not directly attributable to either businesses' revenue generating activities. In these cases the business performing the services charges the benefiting business the cost of performing the services, including overhead.

Allocation of Federal and State Income Taxes

The federal income taxes of the Company and its subsidiaries that own assets allocated between the groups are determined on a consolidated basis using the asset and liability approach prescribed by SFAS No. 109, "Accounting for Income Taxes." If we had used the separate return basis of accounting for taxes, the tax provision for the Applied Biosystems group would not have changed, but more likely than not, a significant valuation allowance would have been recorded by the Celera Genomics group. We allocate the federal income tax provisions and related tax payments or refunds between the groups based on a consolidated return approach taking into account each group's relative contribution (positive or negative) to our consolidated federal taxable income, tax liability and tax credit position. We tax intersegment transactions as if each segment were a stand-alone company. We transfer tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis, to the group that can use such benefits. We have, and we will continue, to reimburse existing tax benefits acquired by either group in a business combination that are used by the other group, to the group that acquired such benefits. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which could be used on a consolidated basis, were reimbursed by the Applied Biosystems group to the Celera Genomics group up to a limit of $75 million.

Pursuant to the terms of the Celera Diagnostics joint venture agreement, the Applied Biosystems group reimburses the Celera Genomics group for tax benefits generated by Celera Diagnostics to the extent such tax benefits are used by the Applied Biosystems group. These tax benefits are not subject to the $75 million limit described above. The amounts used by the Applied Biosystems group that were not reimbursed to the Celera Genomics group were recorded to allocated net worth of each group in the following Consolidating Statements of Financial Position.

We calculate, depending on the tax laws of the respective jurisdictions, state and local income taxes on either a separate, consolidated, or combined basis. We allocate state and local income tax provisions and related tax payments or refunds between the groups based on the respective contributions of the groups to our state or local tax liabilities.

Financing Activities

As a matter of policy, we manage most financing activities of the Applied Biosystems group and the Celera Genomics group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt, treasury stock repurchases, and the issuance and repayment of any preferred stock.

Our board of directors has adopted the following financing policy that affects the financial results of the Applied Biosystems group and the Celera Genomics group.

We allocate our debt between the groups ("pooled debt") or, if we so determine, in its entirety to a particular group. We will allocate preferred stock, if issued, in a similar manner.

Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock decreases such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group, if so determined by our board of directors, decreases the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increases the recipient group's allocated portion of the pooled debt or preferred stock.

Pooled debt bears interest for the groups at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for the groups at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole. During fiscal 2004 and 2005, there was no pooled debt or preferred stock outstanding.

If we allocate debt for a particular financing in its entirety to one group, that debt will bear interest for that group at a rate determined by our board of directors. If we allocate preferred stock in its entirety to one group, we will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than our actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of our credit capacity. Any expense related to our debt or preferred stock that is allocated in its entirety to a group will be allocated in whole to that group.

Cash or other property that we allocate to one group that is transferred to the other group could, if so determined by our board of directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans bear interest at a rate equal to the weighted average interest rate of our pooled debt. If we do not have any pooled debt, our board of directors will determine the rate of interest for such loan. Our board of directors establishes the terms on which long-term loans between the groups could be made, including interest rate, amortization schedule, maturity, and redemption terms.

In addition, cash allocated to the Applied Biosystems group may be reallocated to the Celera Genomics group in exchange for Celera Genomics Designated Shares as provided under our Certificate of Incorporation. The number of Celera Genomics Designated Shares issued would be determined by dividing the amount of cash reallocated by the average market value of Applera-Celera Genomics stock over the 20-trading day period immediately prior to the date of the reallocation. As a result of such a reallocation, a relative percentage of future earnings or losses of the Celera Genomics group would be attributed to the Applied Biosystems group. There were no Celera Genomics Designated Shares issued during fiscal 2004 or 2005.

Although we may allocate our debt and preferred stock between the groups, the debt and preferred stock remain obligations of the Company and all stockholders of the Company are subject to the risks associated with these obligations.

Transfers of Assets between Segments

Transfers of assets can be made between segments without stockholder approval. Such transfers will be made at fair value, as determined by our board of directors. The consideration for such transfers may be paid by one segment to the other in cash or other consideration, as determined by our board of directors.

Celera Diagnostics

The Applied Biosystems group contributed, among other things, its existing molecular diagnostics business to Celera Diagnostics as part of its initial contribution to the joint venture. The Celera Genomics group contributed, among other things, access to its genome databases and agreed to fund all of the cash operating losses of Celera Diagnostics up to a maximum of $300 million ("initial losses"), after which, operating losses, if any, would be shared equally by the groups. Celera Diagnostics has accumulated cash operating losses of approximately $148 million through June 30, 2005. Celera Diagnostics' profits, if any, will be shared in the ratio of 65% to the Celera Genomics group and 35% to the Applied Biosystems group until such time as the Celera Genomics group is reimbursed for any excess funding of initial losses after consideration of tax reimbursements received from the Applied Biosystems group. Once the excess funding is reimbursed, Celera Diagnostics' profits and cash flows will be shared equally between the groups. Capital expenditures and working capital requirements of the joint venture are funded equally by the groups. The Applied Biosystems group will reimburse the Celera Genomics group for all tax benefits generated by Celera Diagnostics to the extent such tax benefits are used by the Applied Biosystems group.

The groups account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100% of the initial losses in its statement of operations as loss from joint venture. The Celera Genomics group recorded 100% of the losses of Celera Diagnostics from fiscal 2003 through fiscal 2005. Additionally, the Celera Genomics group recorded the tax benefit associated with the loss generated by Celera Diagnostics.

In the event of liquidation of the assets attributable to Celera Diagnostics, including sale of such assets, the proceeds upon liquidation would be distributed to the groups based on a proportion similar to their relative investment accounts. If the proceeds upon liquidation are in excess of the groups' combined investment accounts, the excess liquidation proceeds would be shared in the ratio of 65% to the Celera Genomics group and 35% to the Applied Biosystems group until the Celera Genomics group has been reimbursed for its excess funding of initial losses after consideration of tax reimbursements. Any additional liquidation proceeds would be allocated equally to the Celera Genomics group and the Applied Biosystems group.

Online Marketing and Distribution Agreement

In April 2002, the Celera Genomics group and the Applied Biosystems group entered into a ten-year marketing and distribution agreement pursuant to which the Applied Biosystems group became the exclusive distributor of the CDS online platform operated by the Celera Genomics group and related human genomic and other biological and medical information. As a result of this arrangement, the Applied Biosystems group integrated CDS and other genomic and biological information into its product offerings. In exchange for the rights it acquired under the marketing and distribution agreement, the Applied Biosystems group agreed to pay royalties to the Celera Genomics group based on revenues generated by sales of some products of the Applied Biosystems group from July 1, 2002, when exclusivity commenced under the agreement, through the end of fiscal 2012. The royalty rate, as originally approved by our board of directors, was progressive, up to a maximum of 5%, with the level of sales through fiscal 2008. The royalty rate became a fixed percentage of sales starting in fiscal 2009, and the rate declined each succeeding fiscal year through fiscal 2012. For fiscal 2005, the royalty rate was 3%. The products subject to the royalties generally include some reagents, referred to as "probes" and "primers," and arrays developed with reference to the genomic and biological information accessed by the Applied Biosystems group under the marketing and distribution agreement. As a result, current products that generate royalties include the Applied Biosystems group's TaqMan® assays, SNPlex™ Genotyping System probes, VariantSEQr™ Resequencing System, arrays used with the Expression Array System, and TaqMan Low Density Arrays.

Based upon review by our board of directors of past performance, current business conditions, and future expectations with respect to the marketing and distribution agreement, as compared to original expectations, the board approved the following amendments to the agreement, effective February 2005. The board took this action consistent with its authority under the agreement and its responsibility to monitor the performance of the groups thereunder.

- The term of the agreement was extended from ten to 15 years, so that the term now runs through the end of our 2017 fiscal year.
- The royalty rate was modified such that (i) for prior fiscal years and our fiscal 2005 year, the rate applied was as described above, but (ii) beginning in our 2006 fiscal year, the royalty rate will be fixed at 4% through the remaining term of the agreement.

In April 2005, the Celera Genomics group announced its intention to substantially discontinue the operations of its Online/Information Business, including CDS, effective June 30, 2005, concurrent with the expiration of substantially all of its outstanding contractual obligations to Online/Information Business customers. Pursuant to the marketing and distribution agreement, the Celera Genomics group has been responsible for the performance of its obligations under all contracts relating to the Online/Information Business existing on June 30, 2002 (including some renewals of these contracts) and was entitled to receive all revenues and other benefits under, and was responsible for all costs and expenses associated with, those contracts. The Applied Biosystems group agreed, subject to some conditions specified in the marketing and distribution agreement, to reimburse the Celera Genomics group for any shortfall in earnings before interest, taxes, depreciation, and amortization from these contracts during the four fiscal years ending with fiscal year 2006 below $62.5 million. As of the end of fiscal 2005, the obligations under this reimbursement provision had been fully satisfied. The Celera Genomics group will continue to receive royalties on sales of some products sold by the Applied Biosystems group under the marketing and distribution agreement as described above, but otherwise does not expect to receive any further significant revenue from its discontinued products and services business. Under the marketing and distribution agreement, CDS database subscriptions were covered by the royalty provisions, but the Applied Biosystems group discontinued this product as of the end of fiscal 2005.

The following table summarizes the related party transactions between our segments for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	**2005**
Applied Biosystems Group			
Sales to the Celera Genomics group (a)	$ 4.4	$ 2.8	**$ 3.1**
Sales to Celera Diagnostics (a)	5.1	7.2	**2.4**
Nonreimbursable utilization of tax benefits (b)	28.1	12.3	**51.1**
Payments for reimbursable utilization of tax benefits (c)	20.5	16.4	**11.6**
Funding of Celera Diagnostics (d)	7.1	4.6	**4.8**
Celera Genomics Group			
Royalties from the Applied Biosystems group (e)	$ 1.9	$ 2.7	**$ 3.0**
Funding of Celera Diagnostics (f)	52.3	38.7	**27.3**
Celera Diagnostics			
Sales to the Applied Biosystems group (g)	$ 3.3	$ —	**$ —**

(a) The Applied Biosystems group recorded net revenues from leased instruments and sales of consumables and project materials to the Celera Genomics group and Celera Diagnostics.

(b) The Applied Biosystems group received, without reimbursement, some of the tax benefits generated by the Celera Genomics group in accordance with the tax allocation policy described above.

(c) The Applied Biosystems group paid the Celera Genomics group for the use of existing tax benefits acquired by the Celera Genomics group in business combinations and other tax benefits, including those associated with Celera Diagnostics, in accordance with the tax allocation policy described above.

(d) The Applied Biosystems group recorded its share of capital expenditures and working capital funding for Celera Diagnostics.

(e) The Celera Genomics group recorded net revenues primarily for royalties generated from sales by the Applied Biosystems group of products integrating CDS and some other genomic and biological information under a marketing and distribution agreement.

(f) The Celera Genomics group recorded the funding of cash operating losses and its share of capital expenditures and working capital funding for Celera Diagnostics.

(g) Celera Diagnostics recorded net revenues from the sale of diagnostics products to the Applied Biosystems group under a distribution agreement. On October 1, 2002, sales responsibilities for products manufactured by Celera Diagnostics were largely transferred to the diagnostic division of Abbott Laboratories, pursuant to a profit-sharing alliance announced in June 2002.

For the three years ended June 30, 2005, the Celera Genomics group recorded 100% of the losses of Celera Diagnostics in its net loss as well as the tax benefit associated with those losses. In the following tables, the "Eliminations" column represents the elimination of intersegment activity and the losses on Celera Diagnostics, which are included both in the "Celera Diagnostics" column and net within the "Celera Genomics group" column as "Loss from joint venture."

Consolidating Statement of Operations for the Year Ended June 30, 2005

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,480,771	$ 2,178	$ 7,412	$ —	$1,490,361
Services	199,036	2,385	4,093		205,514
Other	101,750	23,541	23,974		149,265
Total net revenues from external customers	1,781,557	28,104	35,479	—	1,845,140
Intersegment revenues	5,526	2,944		(8,470)	
Total Net Revenues	1,787,083	31,048	35,479	(8,470)	1,845,140
Products	727,674	2,406	8,482	(3,435)	735,127
Services	94,285	2,140		(514)	95,911
Other	13,544	1,449	5,441	(1,687)	18,747
Total Cost of Sales	835,503	5,995	13,923	(5,636)	849,785
Gross Margin	951,580	25,053	21,556	(2,834)	995,355
Selling, general and administrative	443,626	20,120	10,882	50,829	525,457
Corporate allocated expenses	42,042	6,097	2,690	(50,829)	
Research, development and engineering	192,197	103,532	37,867	(2,862)	330,734
Amortization of intangible assets		2,900			2,900
Employee-related charges, asset impairments and other	31,762	2,614			34,376
Asset dispositions and litigation settlements	(38,172)				(38,172)
Operating Income (Loss)	280,125	(110,210)	(29,883)	28	140,060
Loss on investments, net	(50)				(50)
Interest income, net	13,919	14,941			28,860
Other income (expense), net	3,202	1,271			4,473
Loss from joint venture		(29,883)		29,883	
Income (Loss) before Income Taxes	297,196	(123,881)	(29,883)	29,911	173,343
Provision (benefit) for income taxes	60,302	(46,764)		10	13,548
Net Income (Loss)	$ 236,894	$ (77,117)	$(29,883)	$ 29,901	$ 159,795

Consolidating Statement of Financial Position at June 30, 2005

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 756,236	$ 23,165	$ —	$ —	$ 779,401
Short-term investments		645,084			645,084
Accounts receivable, net	378,159	1,409	5,352	(982)	383,938
Inventories, net	117,168	335	9,038		126,541
Prepaid expenses and other current assets	139,246	7,150	11,630	(5,381)	152,645
Total current assets	1,390,809	677,143	26,020	(6,363)	2,087,609
Property, plant and equipment, net	400,422	32,131	6,436	(591)	438,398
Other long-term assets	498,832	159,957	4,679	(25,290)	638,178
Total Assets	$2,290,063	$869,231	$37,135	$(32,244)	$3,164,185
Liabilities and Stockholders' Equity					
Current liabilities					
Accounts payable	$ 167,060	$ 7,689	$ 5,302	$ (6,029)	$ 174,022
Accrued salaries and wages	74,598	11,925	4,665		91,188
Accrued taxes on income	66,792	10,535			77,327
Other accrued expenses	238,242	11,098	1,528	(734)	250,134
Total current liabilities	546,692	41,247	11,495	(6,763)	592,671
Other long-term liabilities	220,461	6,891	79		227,431
Total Liabilities	767,153	48,138	11,574	(6,763)	820,102
Total Stockholders' Equity	1,522,910	821,093	25,561	(25,481)	2,344,083
Total Liabilities and Stockholders' Equity	$2,290,063	$869,231	$37,135	$(32,244)	$3,164,185

Consolidating Statement of Cash Flows for the Year Ended June 30, 2005

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Income (loss) from continuing operations	$ 236,894	$ (77,117)	$(29,883)	$ 29,901	$ 159,795
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities:					
Depreciation and amortization	82,944	11,831	7,416	(236)	101,955
Asset impairments	4,853	(206)			4,647
Provisions for office closures and severance costs	20,975	4,707			25,682
Share-based compensation programs	3,966	2,065			6,031
Deferred income taxes	(53,141)	19,084		(814)	(34,871)
(Gains) losses from investments and sales of assets	(29,672)	33	(7)		(29,646)
Loss from joint venture and equity method investees		29,883		(29,883)	
Nonreimbursable utilization of intergroup tax benefits	51,110	(51,110)			
Changes in operating assets and liabilities:					
Accounts receivable	6,057	2,673	1,352	(611)	9,471
Inventories	13,398	22	492		13,912
Prepaid expenses and other assets	(9,357)	1,556	(7,040)	706	(14,135)
Accounts payable and other liabilities	6,243	(30,981)	(2,009)	329	(26,418)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	334,270	(87,560)	(29,679)	(608)	216,423
Investing Activities of Continuing Operations					
Additions to property, plant and equipment	(84,591)	(7,429)	(2,469)	608	(93,881)
Proceeds from maturities of available-for-sale investments		2,022,558			2,022,558
Proceeds from sales of available-for-sale investments	158,150	511,912			670,062
Purchases of available-for-sale investments	(109,525)	(2,486,394)			(2,595,919)
Investments in joint venture and other	(5,196)	(27,299)		32,124	(371)
Proceeds from the sale of assets, net	7,329	42,398	24		49,751
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(33,833)	55,746	(2,445)	32,732	52,200
Net Cash Provided by Operating Activities of Discontinued Operations	338				338
Financing Activities					
Principal payments on debt		(6,000)			(6,000)
Dividends	(33,446)				(33,446)
Net cash funding from groups			32,124	(32,124)	
Purchases of common stock for treasury	(6,100)				(6,100)
Proceeds from stock issued for stock plans	47,551	9,431			56,982
Net Cash Provided by Financing Activities	8,005	3,431	32,124	(32,124)	11,436
Effect of Exchange Rate Changes on Cash	(8,866)				(8,866)
Net Change in Cash and Cash Equivalents	299,914	(28,383)			271,531
Cash and Cash Equivalents Beginning of Year	456,322	51,548			507,870
Cash and Cash Equivalents End of Year	$ 756,236	$ 23,165	$ —	$ —	$ 779,401

Consolidating Statement of Operations for the Year Ended June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,441,759	$ 5,011	$ 9,189	$ —	$1,455,959
Services	178,239	4,201			182,440
Other	111,105	48,204	27,485		186,794
Total net revenues from external customers	1,731,103	57,416	36,674	—	1,825,193
Intersegment revenues	9,995	2,710	28	(12,733)	
Total Net Revenues	1,741,098	60,126	36,702	(12,733)	1,825,193
Products	721,201	3,228	7,079	(3,873)	727,635
Services	91,820	800		(704)	91,916
Other	15,753	6,804	13,041	(3,233)	32,365
Total Cost of Sales	828,774	10,832	20,120	(7,810)	851,916
Gross Margin	912,324	49,294	16,582	(4,923)	973,277
Selling, general and administrative	418,902	25,302	11,630	56,541	512,375
Corporate allocated expenses	46,339	7,100	3,102	(56,541)	
Research, development and engineering	214,153	101,388	43,818	(5,194)	354,165
Amortization of intangible assets		2,900			2,900
Employee-related charges, asset impairments and other	23,741	18,083			41,824
Asset dispositions and litigation settlements	(6,660)				(6,660)
Operating Income (Loss)	215,849	(105,479)	(41,968)	271	68,673
Gain on investments, net	11,235	24,294			35,529
Interest income, net	12,068	10,769			22,837
Other income (expense), net	592	1,856			2,448
Loss from joint venture		(41,968)		41,968	
Income (Loss) before Income Taxes	239,744	(110,528)	(41,968)	42,239	129,487
Provision (benefit) for income taxes	67,491	(53,052)		95	14,534
Income (Loss) from Continuing Operations	172,253	(57,476)	(41,968)	42,144	114,953
Income from discontinued operations, net of income taxes	10,628				10,628
Net Income (Loss)	$ 182,881	$ (57,476)	$(41,968)	$ 42,144	$ 125,581

Consolidating Statement of Financial Position at June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 456,322	$ 51,548	$ —	$ —	$ 507,870
Short-term investments	48,625	694,246			742,871
Accounts receivable, net	382,977	4,082	6,704	(1,593)	392,170
Inventories, net	129,342	1,924	9,530		140,796
Prepaid expenses and other current assets	92,440	47,346	4,590	(4,675)	139,701
Total current assets	1,109,706	799,146	20,824	(6,268)	1,923,408
Property, plant and equipment, net	402,908	34,093	9,245	(219)	446,027
Other long-term assets	435,146	184,475	6,834	(23,039)	603,416
Total Assets	$1,947,760	$1,017,714	$36,903	$(29,526)	$2,972,851
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of long-term debt	$ —	$ 6,081	$ —	$ —	$ 6,081
Accounts payable	139,866	9,223	4,767	(5,861)	147,995
Accrued salaries and wages	72,513	12,733	4,458		89,704
Accrued taxes on income	66,967	13,632			80,599
Other accrued expenses	238,340	30,715	3,741	(407)	272,389
Total current liabilities	517,686	72,384	12,966	(6,268)	596,768
Other long-term liabilities	186,516	7,901	617		195,034
Total Liabilities	704,202	80,285	13,583	(6,268)	791,802
Total Stockholders' Equity	1,243,558	937,429	23,320	(23,258)	2,181,049
Total Liabilities and Stockholders' Equity	$1,947,760	$1,017,714	$36,903	$(29,526)	$2,972,851

Consolidating Statement of Cash Flows for the Year Ended June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Income (loss) from continuing operations	$ 172,253	$ (57,476)	$(41,968)	$ 42,144	$ 114,953
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities:					
Depreciation and amortization	96,776	20,834	7,789	(132)	125,267
Asset impairments	19,205	18,083			37,288
Provisions for office closures and severance costs	5,456				5,456
Share-based compensation programs	2,410	899			3,309
Deferred income taxes	(21,395)	(27,270)		(571)	(49,236)
Gains from investments and sales of assets	(11,411)	(24,052)			(35,463)
Loss from joint venture and equity method investees		42,456		(41,968)	488
Nonreimbursable utilization of intergroup tax benefits	12,334	(12,334)			
Changes in operating assets and liabilities:					
Accounts receivable	39,910	12,626	(1,601)	(1,597)	49,338
Inventories	11,966	650	(690)	(139)	11,787
Prepaid expenses and other assets	(12,329)	493	(4,179)	2,792	(13,223)
Accounts payable and other liabilities	(25,917)	(28,768)	(315)	(529)	(55,529)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	289,258	(53,859)	(40,964)	—	194,435
Investing Activities of Continuing Operations					
Additions to property, plant and equipment	(60,410)	(5,977)	(2,320)	316	(68,391)
Proceeds from maturities of available-for-sale investments		2,230,846			2,230,846
Proceeds from sales of available-for-sale investments	345,464	674,852			1,020,316
Purchases of available-for-sale investments	(360,325)	(2,836,234)			(3,196,559)
Investments in joint venture and other	(4,840)	(38,732)		43,284	(288)
Proceeds from the sale of assets, net	3,241	32,296		(316)	35,221
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(76,870)	57,051	(2,320)	43,284	21,145
Net Cash Used by Operating Activities of Discontinued Operations	(17,738)				(17,738)
Financing Activities					
Principal payments on debt		(10,000)			(10,000)
Dividends	(43,528)				(43,528)
Net cash funding from groups			43,284	(43,284)	
Purchases of common stock for treasury	(324,999)				(324,999)
Proceeds from stock issued for stock plans	23,062	5,739			28,801
Net Cash Provided (Used) by Financing Activities	(345,465)	(4,261)	43,284	(43,284)	(349,726)
Effect of Exchange Rate Changes on Cash	12,871				12,871
Net Change in Cash and Cash Equivalents	(137,944)	(1,069)			(139,013)
Cash and Cash Equivalents Beginning of Year	594,266	52,617			646,883
Cash and Cash Equivalents End of Year	$ 456,322	$ 51,548	$ —	$ —	$ 507,870

Consolidating Statement of Operations for the Year Ended June 30, 2003

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,392,841	$ 5,563	$ 6,659	$ —	$1,405,063
Services	159,260	7,386			166,646
Other	121,281	73,405	10,837		205,523
Total net revenues from external customers	1,673,382	86,354	17,496		1,777,232
Intersegment revenues	9,561	1,910	3,267	(14,738)	
Total Net Revenues	1,682,943	88,264	20,763	(14,738)	1,777,232
Products	722,351	1,767	3,192	(6,922)	720,388
Services	91,104	3,064		(626)	93,542
Other	20,067	9,245	8,108	(1,694)	35,726
Total Cost of Sales	833,522	14,076	11,300	(9,242)	849,656
Gross Margin	849,421	74,188	9,463	(5,496)	927,576
Selling, general and administrative	369,276	26,614	9,229	50,113	455,232
Corporate allocated expenses	41,016	6,634	2,463	(50,113)	
Research, development and engineering	221,204	117,828	49,008	(6,715)	381,325
Amortization of intangible assets		5,873			5,873
Employee-related charges, asset impairments and other	20,041				20,041
Asset dispositions and litigation settlements	(25,776)				(25,776)
Operating Income (Loss)	223,660	(82,761)	(51,237)	1,219	90,881
Loss on investments, net	(2,281)	(334)			(2,615)
Interest income, net	12,684	16,933			29,617
Other income (expense), net	4,604	(16,910)			(12,306)
Loss from joint venture		(51,237)		51,237	
Income (Loss) before Income Taxes	238,667	(134,309)	(51,237)	52,456	105,577
Provision (benefit) for income taxes	39,050	(52,380)		427	(12,903)
Income (Loss) from Continuing Operations	199,617	(81,929)	(51,237)	52,029	118,480
Loss from discontinued operations, net of income taxes	(16,400)				(16,400)
Net Income (Loss)	$ 183,217	$ (81,929)	$(51,237)	$ 52,029	$ 102,080

Consolidating Statement of Cash Flows for the Year Ended June 30, 2003

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Income (loss) from continuing operations	$ 199,617	$ (81,929)	$(51,237)	$ 52,029	$ 118,480
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities:					
Depreciation and amortization	106,392	35,504	5,970	(1,211)	146,655
Asset impairments	9,991				9,991
Provisions for office closures and severance costs	19,498				19,498
Share-based compensation programs	3,943	1,171			5,114
Deferred income taxes	(49,617)	(8,241)		(156)	(58,014)
Losses from investments and sales of assets	1,191	309			1,500
Loss from joint venture and equity method investees		70,131		(51,237)	18,894
Nonreimbursable utilization of intergroup tax benefits	28,129	(28,129)			
Changes in operating assets and liabilities:					
Accounts receivable	(8,299)	13,242	(4,926)	2,932	2,949
Inventories	452	(666)	(6,625)	(8)	(6,847)
Prepaid expenses and other assets	(22,896)	(1,058)	(752)	1,825	(22,881)
Accounts payable and other liabilities	(8,960)	(32,250)	5,903	(4,174)	(39,481)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	279,441	(31,916)	(51,667)	—	195,858
Investing Activities of Continuing Operations					
Additions to property, plant and equipment	(131,940)	(5,991)	(7,743)	1,279	(144,395)
Proceeds from maturities of available-for-sale investments	29,646	3,861,558			3,891,204
Proceeds from sales of available-for-sale investments	146,675	520,349			667,024
Purchases of available-for-sale investments	(154,075)	(4,271,258)			(4,425,333)
Purchases of long-term investments		(16,834)			(16,834)
Investments in joint venture and other	(7,396)	(52,339)		59,411	(324)
Proceeds from the sale of assets, net	5,463	2,425		(1,280)	6,608
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(111,627)	37,910	(7,743)	59,410	(22,050)
Net Cash Used by Operating Activities of Discontinued Operations	(3,677)				(3,677)
Financing Activities					
Net change in loans payable	(290)				(290)
Dividends	(35,567)				(35,567)
Net cash funding from groups			59,410	(59,410)	
Purchases of common stock for treasury	(19,779)				(19,779)
Proceeds from stock issued for stock plans	15,314	17,733			33,047
Net Cash Provided (Used) by Financing Activities	(40,322)	17,733	59,410	(59,410)	(22,589)
Effect of Exchange Rate Changes on Cash	29,123				29,123
Net Change in Cash and Cash Equivalents	152,938	23,727			176,665
Cash and Cash Equivalents Beginning of Year	441,328	28,890			470,218
Cash and Cash Equivalents End of Year	$ 594,266	$ 52,617	$ —	$ —	$ 646,883

To the Stockholders of Applera Corporation

Management Responsibility for Financial Statements

We are responsible for the accompanying consolidated financial statements. We prepared the financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make informed judgments and estimates that we believe are appropriate under the circumstances. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

In meeting our responsibility for preparing reliable financial statements, we maintain a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with corporate policy and management authorization. We believe our internal controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period. In designing such controls, we recognize judgments are required to assess and balance the costs and expected benefits of a system of internal controls. Adherence to these controls is reviewed through a coordinated audit effort of our internal audit staff and independent registered public accounting firm.

The Audit/Finance Committee of our board of directors is comprised solely of outside directors and is responsible for overseeing and monitoring the quality of our accounting and auditing practices. The independent registered public accounting firm and internal auditors have full and free access to the Audit/Finance Committee and meet periodically with the committee to discuss accounting, auditing, and financial reporting matters.

Management Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we conclude that, as of June 30, 2005, our internal control over financial reporting was effective.

Our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Dennis L. Winger
Senior Vice President and
Chief Financial Officer



Tony L. White
Chairman, President, and
Chief Executive Officer

To the Board of Directors and Stockholders of Applera Corporation

We have completed an integrated audit of Applera Corporation's 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Applera Corporation and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut

August 31, 2005

Board of Directors

Tony L. White
Chairman, President, and
Chief Executive Officer
Director since 1995(1)

Richard H. Ayers
Retired Chairman and
Chief Executive Officer
The Stanley Works
Director since 1988(1,2)

Jean-Luc Bélingard
President and Chief Executive
Officer
Ipsen Group
Director since 1993(3,4,5)

Robert H. Hayes, Ph.D.
Phillip Caldwell Professor,
Emeritus
Harvard Business School
Director since 1985 (1,2,5)

Arnold J. Levine, Ph.D.
Professor, Institute for
Advanced Study
Director since 1999(3,4,5)

William H. Longfield
Retired Chairman and
Chief Executive Officer
C.R. Bard, Inc.
Director since 2003(3,4)

Theodore E. Martin
Retired President and
Chief Executive Officer
Barnes Group Inc.
Director since 1999(2)

Carolyn W. Slayman, Ph.D.
Sterling Professor and
Deputy Dean
Yale University School
of Medicine
Director since 1994 (1,3,4,5)

Orin R. Smith
Retired Chairman and
Chief Executive Officer
Engelhard Corporation
Director since 1995 (3,4)

James R. Tobin
President and Chief
Executive Officer
Boston Scientific
Corporation
Director since 1999 (2)

Committee Memberships:
1 Executive Committee
2 Audit/Finance Committee
3 Management Resources Committee
4 Nominating/Corporate Governance Committee
5 Technology Advisory Committee

Corporate Officers

Tony L. White*
Chairman, President, and
Chief Executive Officer

Robert F. G. Booth, Ph.D.
Vice President
Celera Genomics

Samuel E. Broder, M.D.
Vice President
Celera Genomics

Catherine M. Burzik*
Senior Vice President and
President
Applied Biosystems

Ugo D. DeBlasi
Vice President and Controller

Dennis A. Gilbert
Vice President
Applied Biosystems

Paul D. Grossman, Ph.D.
Vice President
Applied Biosystems

Barbara J. Kerr*
Vice President
Human Resources

Laura C. Lauman
Vice President
Applied Biosystems

Victor K. Lee, Ph.D.
Intellectual Property
Celera Diagnostics

Thomas P. Livingston
Vice President and
Secretary

Wayne W. Montgomery
Intellectual Property
Celera Genomics

William V. Murray
Vice President
Applied Biosystems

Sandeep Nayyar
Finance
Applied Biosystems

Tama Olver
Vice President and Chief
Information Officer

Kathy Ordoñez*
Senior Vice President and
President
Celera Genomics and Celera
Diagnostics

John S. Ostaszewski
Vice President and Treasurer

William B. Sawch*
Senior Vice President and
General Counsel

Michael G. Schneider
Vice President
Applied Biosystems

Mark P. Stevenson
Vice President
Applied Biosystems

Thomas J. White, Ph.D.
Vice President
Celera Diagnostics

Dennis L. Winger*
Senior Vice President and
Chief Financial Officer

* Member, Management
Executive Committee

Principal Offices

Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070
Tel 203.840.2000
Toll Free 800.761.5381
www.applera.com

Mailing address:
Applera Corporation
301 Merritt 7
P.O. Box 5435
Norwalk, CT 06856-5435

Applied Biosystems
850 Lincoln Centre Drive
Foster City, CA 94404
Tel 650.570.6667
Toll Free 800.874.9868
www.appliedbiosystems.com

Celera Genomics
45 West Gude Drive
Rockville, MD 20850
Tel 240.453.3000
Toll Free 877.235.3721
www.celera.com

Celera Diagnostics
1401 Harbor Bay Parkway
Alameda, CA 94502
Tel 510.749.4200
Toll Free 866.235.3723
www.celeradiagnostics.com

Stockholder Response Center

Computershare (formerly Equiserve), our stockholder services and transfer agent, will answer questions about accounts, certificates, and dividends. Please call toll-free 800.730.4001 or write to:

Equiserve Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43010
Providence, RI 02940-3010
www.computershare.com/equiserve

Dividend Reinvestment

The Applied Biosystems Dividend Reinvestment Plan provides owners of Applera-Applied Biosystems stock with a convenient, automatic, and inexpensive way to purchase additional shares. For information and an enrollment form, contact Computershare at the address above.

Stockholder Publications

Applera Corporation information, including quarterly earnings releases, is available by calling 800.762.6923. This menu-driven system allows callers to receive specific news releases by fax within minutes of a request. Corporate publications, including the annual report, proxy statement, and Securities and Exchange Commission filings (Forms 10-K, 10-Q, etc.), may also be requested and will be sent by mail.

Stock Exchange Listings

Applera-Applied Biosystems stock and Applera-Celera Genomics stock are listed on the New York and Pacific exchanges under the symbols ABI and CRA, respectively.

Form 10-K

A copy of our Annual Report on Form 10-K for our 2005 fiscal year may be obtained without charge by writing to our Corporate Secretary at the 301 Merritt 7 corporate address.

Information Via Internet

Internet users can access information about us, including press releases, quarterly conference calls, information about our products and services, and other items of interest, at the following addresses:

www.applera.com
www.appliedbiosystems.com
www.celera.com
www.celeradiagnostics.com

Alternatively, you may request this information by writing to:

Applera Corporation
Corporate Communications
850 Lincoln Centre Drive
Foster City, CA 94404

Annual Meeting

Our 2005 Annual Meeting of Stockholders will be held on Thursday, October 20, 2005, at 9:30 a.m. at 301 Merritt 7, Norwalk, CT 06851.

Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding, among other things, the quality of our public disclosure, have been signed by those officers and filed by us with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for our 2005 fiscal year.

On October 28, 2004, our Chief Executive Officer submitted to the New York Stock Exchange an annual certification stating that as of the date thereof he was not aware of any violation by us of the New York Stock Exchange corporate governance listing standards.

Investor Relations & Corporate Communications

Peter Dworkin, Vice President

Investment professionals should call 650.554.2449.

News media representatives and others seeking general information should call 650.638.6227.

Equal Employment Opportunity and Affirmative Action

Applera Corporation has long been committed to Equal Employment Opportunity and Affirmative Action. A policy of positive action is the foundation of this commitment and is typified at Applera Corporation by programs directed toward responsible community involvement.

Applied Biosystems and MicroSeq are registered trademarks and AB (Design), API 4000, Applera, Celera, Celera Diagnostics, Celera Genomics, and ViroSeq are trademarks of Applera Corporation or its subsidiaries in the US and/or certain other countries.

Q TRAP is a registered trademark of Applied Biosystems/MDS SCIEX, a joint venture between Applera Corporation and MDS Inc. TaqMan is a registered trademark of Roche Molecular Systems, Inc. The Abbott *m2000*™ is a registered trademark of Abbott Laboratories.



Applera
Corporation

Applera Corporation
301 Merritt 7
Norwalk, CT 06851

Tel 203.840.2000
www.applera.com